  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 9, 1996

                                                     REGISTRATION NO. 333-06601
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ----------------

                         DURA AUTOMOTIVE SYSTEMS, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               ----------------

        DELAWARE                     3465                    38-2961431
     (STATE OR OTHER     (PRIMARY STANDARD INDUSTRIAL     (I.R.S. EMPLOYER
     JURISDICTION OF      CLASSIFICATION CODE NUMBER)  IDENTIFICATION NUMBER)
    INCORPORATION OR
      ORGANIZATION)

                                4508 IDS CENTER
                         MINNEAPOLIS, MINNESOTA 55402
                           TELEPHONE: (612) 332-2335
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                                DAVID R. BOVEE
                         DURA AUTOMOTIVE SYSTEMS, INC.
             2791 RESEARCH DRIVE, ROCHESTER HILLS, MICHIGAN 48309
                           TELEPHONE: (810) 299-7500
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
          H. KURT VON MOLTKE                      DEWEY B. CRAWFORD
           KIRKLAND & ELLIS                   GARDNER, CARTON & DOUGLAS
        200 EAST RANDOLPH DRIVE                321 NORTH CLARK STREET
        CHICAGO, ILLINOIS 60601                CHICAGO, ILLINOIS 60610
            (312) 861-2000                         (312) 245-8422

                               ----------------

  APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the Registration Statement becomes effective.

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]
                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THIS REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                         DURA AUTOMOTIVE SYSTEMS, INC.

  Cross Reference Sheet Pursuant to Item 501(b) of Regulation S-K Showing Location in Prospectus of Information Required by Items of Part I of Form S-1.

  REGISTRATION STATEMENT ITEM NUMBER
             AND CAPTION                   CAPTION OR LOCATION IN PROSPECTUS
  ----------------------------------       ---------------------------------
  1. Forepart of the Registration
      Statement and Outside Front
      Cover Page of Prospectus......   Outside Front Cover Page of Registration
                                        Statement; Outside Front Cover Page of
                                        Prospectus
  2. Inside Front and Outside Back
      Cover Pages of Prospectus.....   Inside Front Cover Page of Prospectus;
                                        Outside Back Cover Page of Prospectus;
                                        Additional Information
  3. Summary Information and Risk
      Factors.......................   Prospectus Summary; Risk Factors
  4. Use of Proceeds................   Prospectus Summary; Use of Proceeds;
                                        Management's Discussion and Analysis of
                                        Results of Operations and Financial
                                        Condition
  5. Determination of Offering
      Price.........................   Outside Front Cover Page of Prospectus;
                                        Underwriting
  6. Dilution.......................   Dilution
  7. Selling Security Holders.......   Inapplicable
  8. Plan of Distribution...........   Outside Front Cover Page of Prospectus;
                                        Underwriting
  9. Description of Securities to be
      Registered....................   Prospectus Summary; Dividend Policy;
                                        Description of Capital Stock
 10. Interests of Named Experts and
      Counsel.......................   Legal Matters
 11. Information with Respect to the
      Registrant....................   Outside Front Cover Page of Prospectus;
                                        Prospectus Summary; Risk Factors; The
                                        Company; Use of Proceeds; Dividend Policy;
                                        Dilution; Capitalization; Selected
                                        Consolidated Financial Data; Management's
                                        Discussion and Analysis of Results of
                                        Operations and Financial Condition;
                                        Business; Management; Principal
                                        Stockholders; Certain Transactions;
                                        Description of Capital Stock; Shares
                                        Eligible for Future Sale
 12. Disclosure of Commission
      Position on Indemnification
      for Securities Act
      Liabilities...................   Inapplicable

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY STATE.                                                                    +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

                SUBJECT TO COMPLETION, DATED AUGUST 9, 1996

PROSPECTUS
     , 1996
                                                                            LOGO

                                2,700,000 SHARES

                         DURA AUTOMOTIVE SYSTEMS, INC.
                              CLASS A COMMON STOCK

  All of the shares of Class A Common Stock, par value $.01 per share ("Class A Common Stock"), offered hereby are being sold by Dura Automotive Systems, Inc. (the "Company").

  Prior to this offering, there has been no public market for other Class A Common Stock of the Company. It is currently estimated that the initial public offering price will be between $14.00 and $16.00 per share. See "Underwriting" for information relating to the factors considered in determining the initial public offering price.

  Application has been made for quotation of the Class A Common Stock on the Nasdaq National Market under the symbol "DRRA."

  Upon completion of the offering contemplated hereby, the Company will have 2,700,000 shares of Class A Common Stock and 4,998,254 shares of Class B Common Stock, par value $.01 per share ("Class B Common Stock"), outstanding. The Company's Class A Common Stock and Class B Common Stock are substantially identical except with respect to voting power and conversion rights. The Class
A Common Stock is entitled to one vote per share and the Class B Common Stock is entitled to ten votes per share. The Class B Common Stock is convertible at the option of the holder, and mandatorily convertible upon the transfer thereof (except to affiliates) and upon the occurrence of certain other events, into
Class A Common Stock on a share-for-share basis. The Class A Common Stock and Class B Common Stock will generally vote together as a single class on all matters submitted to a vote of stockholders. Following the completion of the offering, existing stockholders will retain approximately 97% of the voting power. See "Description of Capital Stock." A portion of the proceeds from the offering will be used to repay $4 million of subordinated promissory notes held by the principal stockholders. See "Use of Proceeds" and "Certain
Transactions."
  SEE "RISK FACTORS" BEGINNING ON PAGE 8 OF THIS PROSPECTUS FOR INFORMATION
THAT SHOULD BE CONSIDERED BY PROSPECTIVE INVESTORS.
THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE
 ACCURACY OR ADEQUACY  OF THIS PROSPECTUS. ANY  REPRESENTATION TO THE CONTRARY
 IS A CRIMINAL OFFENSE.
- --------------------------------------------------------------------------------

                                                PRICE   UNDERWRITING   PROCEEDS
                                                TO THE DISCOUNTS AND    TO THE
                                                PUBLIC COMMISSIONS(1) COMPANY(2)
- --------------------------------------------------------------------------------
Per Share......................................  $          $            $
Total(3)....................................... $          $            $
- --------------------------------------------------------------------------------

(1) See "Underwriting" for indemnification arrangements with the Underwriters.
(2) Before deducting estimated expenses of $600,000 which will be paid by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 405,000 additional shares at the Price to the Public, less Underwriting Discounts and Commissions, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to the Public, Underwriting
    Discounts and Commissions and Proceeds to the Company will be $   , $
    and $   , respectively. See "Underwriting."
  The shares offered hereby are offered by the several Underwriters, as specified herein, subject to receipt and acceptance by them and subject to their right to reject any order in whole or in part. It is expected that certificates for the shares will be ready for delivery in New York, New York,
on or about    , 1996.
DONALDSON, LUFKIN & JENRETTE
   SECURITIES CORPORATION
                              MORGAN STANLEY & CO.
                                 INCORPORATED
                                                           ROBERT W. BAIRD & CO.
                                                               INCORPORATED

                               [Diagram of car]



  IN CONNECTION WITH THE OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE CLASS A COMMON STOCK OFFERED HEREBY AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING MAY BE EFFECTED ON THE NASDAQ NATIONAL MARKET OR OTHERWISE. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements, and the related notes thereto, included elsewhere in this Prospectus. As used in this Prospectus, unless the context otherwise requires, the term "Company" includes Dura Automotive Systems, Inc. and all of its subsidiaries and its and their respective predecessors and subsidiaries. Except as otherwise indicated,
(a) all information in this Prospectus assumes (i) that the over-allotment option granted to the Underwriters is not exercised and (ii) that the conversion of the Company's existing classes of common stock into shares of Class B Common Stock and a 17.625 to 1 stock split thereof have occurred and
(b) the information presented herein on a pro forma basis gives effect to the sale of the net assets of the Company's window regulator business (the "Window Regulator Business") as if such sale had occurred on January 1, 1995. See "The Recapitalization" and "The Company." The Class A Common Stock and Class B Common Stock to be outstanding immediately after completion of the Offering are collectively referred to herein as the "Common Stock."

                                  THE COMPANY

  Dura Automotive Systems, Inc. (the "Company") is a leading designer and manufacturer of mechanical assemblies and integrated systems for the global automotive industry. The Company believes that it is the largest supplier of both parking brake mechanisms and parking brake cables to original equipment manufacturers ("OEMs") in North America, with market shares of over 60% and over 40%, respectively. The Company supplies both parking brake mechanisms and cables, as well as complete parking brake systems, which consist of parking brake mechanisms and the cables that connect the brake mechanism to the brake drum. In addition, the Company designs and manufactures a variety of automotive cables, latches, transmission shifter mechanisms and other mechanical assemblies. The Company's products are sold to almost every major North American automotive OEM, including Ford Motor Company ("Ford"), General Motors Corporation ("GM") and Chrysler Corp. ("Chrysler"), as well as to foreign OEMs such as Toyota Motor Corp. ("Toyota"). On a pro forma basis, the Company had revenues of $239.6 million, operating income of $17.2 million and net income of $7.6 million in 1995.

  The Company has supplied parking brake components and automotive cables to OEMs since 1961 and 1970, respectively, and was granted its first parking brake patent in 1967. The Company has continually increased its design capabilities, allowing it to capitalize on the desire of its customers to shift total design responsibilities to their suppliers. The Company believes it is the only North American supplier with the capability to design, manufacture and assemble a complete parking brake system for its customers. As a result of the Company's significant design, engineering and project management capabilities, the Company has been designated as the only Full Service Supplier of parking brake systems to Ford and is the largest supplier of such systems to GM. In 1995, the Company estimates that it supplied approximately 78% and 93%, respectively, of Ford's and GM's parking brake mechanism purchases and approximately 88% and 56%, respectively, of Ford's and GM's parking brake cable purchases.

  On a pro forma basis, the Company's four largest customers, Ford, GM, Chrysler and Toyota, accounted for approximately 50%, 37%, 6% and 5%, respectively, of the Company's 1995 revenues. The Company manufactures products for many of the most popular car, light truck, sport utility and mini-van models, including eight of the top ten selling vehicles in the United States for 1995: the Ford Taurus, Escort, Explorer, Ranger and F-Series pickups, GM C/K pickups, Saturn and Toyota Camry. The Company is generally the sole supplier of the parts it sells to OEMs and will ordinarily continue to supply parts for a particular model for the life of the model, which usually ranges from three to seven years.

  The automotive components supply industry is undergoing significant consolidation and globalization as OEMs seek to reduce their supplier base. An important factor in this trend is the OEMs' awarding of sole-source contracts to full-service suppliers that are capable of manufacturing products in multiple geographic markets.

The principal objective of the Company is to capitalize on this trend through both internal development and strategic acquisitions. From an internal perspective, the Company seeks to utilize its design, engineering and project management capabilities, as well as its advanced product technology and high-quality, low-cost manufacturing capabilities, to compete for new business. The Company competes for new business early in the development of new models and in the redesign of existing models. The Company has become a long-term preferred supplier to its major customers and believes that this status provides it with a strategic advantage in securing new business.

  The Company also believes that the continuing trend toward supplier consolidation provides attractive opportunities to acquire high-quality companies. The Company's acquisition strategy focuses on identifying companies whose acquisition will allow the Company to expand into new geographic markets, add new customers, provide new product, manufacturing and service capabilities or increase model penetration with existing customers.

  The Company was formed by an investor group organized by Hidden Creek Industries ("Hidden Creek") to acquire the Dura Automotive Hardware and Mechanical Components divisions (the "Dura Divisions") from Wickes Manufacturing Company ("Wickes"). Following this acquisition in November 1990, Hidden Creek hired a new management team that implemented a series of strategic changes designed to improve product quality and reduce manufacturing costs through, among other things, the introduction of cellular manufacturing methods, consolidation of manufacturing facilities, improvement in inventory management and reduction of scrap. The Company also embarked upon a strategic acquisition program. In August 1994, the Company combined its operations with the automotive parking brake cable and lever business and light duty cable business (the "Brake and Cable Business") of Alkin Co., formerly known as Orscheln Co. ("Alkin"), which significantly expanded the Company's size and capabilities. Since that acquisition, the Company has achieved significant cost savings through the consolidation of manufacturing facilities, sales, engineering and design functions and the reduction of administrative personnel. The Company has substantially completed the integration of the Brake and Cable Business and is now positioned to further expand its capabilities.

  The Company's leadership team has an average of 20 years of experience in the automotive supply industry and has a significant stake in the Company's success. The Company's management team will beneficially own approximately 13% of the Common Stock after the Offering. The Company plans to provide further ownership-related incentives to other managers and salaried and hourly employees through grants under its 1996 Key Employee Stock Option Plan (the "Stock Option Plan") and participation in its Employee Stock Discount Purchase Plan (the "Employee Stock Purchase Plan").

                                THE OFFERING(1)

Class A Common Stock Offered by
 the Company...................... 2,700,000 shares
Total Common Stock to be
 Outstanding after the Offering:
  Class A Common Stock............ 2,700,000 shares
  Class B Common Stock............ 4,998,254 shares
                                   ----------------
    Total (2)..................... 7,698,254 shares
Use of Proceeds................... The net proceeds to be received by the
                                   Company from the Offering will be used to
                                   repay certain outstanding indebtedness of
                                   the Company. See "Use of Proceeds."
Voting Rights..................... Upon completion of the Offering, the
                                   Company will have two classes of
                                   outstanding Common Stock. The Class A
                                   Common Stock and Class B Common Stock are
                                   substantially identical, except with
                                   respect to voting power and conversion
                                   rights. Each holder of Class A Common Stock
                                   is entitled to one vote per share and each
                                   holder of Class B Common Stock is entitled
                                   to ten votes per share, on all matters
                                   submitted to a vote of stockholders. Except
                                   as required by law or in the Company's
                                   Amended and Restated Certificate of
                                   Incorporation (the "Restated Certificate"),
                                   holders of the Class A Common Stock and
                                   Class B Common Stock vote together as a
                                   single class. See "Risk Factors--Control by
                                   Existing Stockholders" and "Description of
                                   Capital Stock."
Proposed Nasdaq National Market
 symbol........................... DRRA

- --------------------
(1) Does not include the Underwriters' over-allotment option granted by the Company for an aggregate of 405,000 shares of Class A Common Stock.
(2) Does not include 32,045 shares of Class B Common Stock reserved for issuance upon the exercise of outstanding options as of June 30, 1996 or 1,200,000 shares of Class A Common Stock reserved for issuance under the Company's Stock Option Plan, Employee Stock Purchase Plan and the Company's Independent Director Stock Option Plan (the "Director Option Plan"). See "Management."

                             SUMMARY FINANCIAL DATA

                                                                                          SIX MONTHS ENDED
                                        YEAR ENDED DECEMBER 31,                               JUNE 30,
                         ----------------------------------------------------------- ----------------------------
                                                                           PRO FORMA           PRO FORMA
                           1991      1992      1993      1994      1995     1995(2)    1995     1995(2)    1996
                                              (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA(1):
 Revenues............... $116,183  $125,412  $129,328  $189,675  $253,726  $239,598  $142,866  $128,738  $127,357
 Gross profit...........   11,776    10,367    12,367    18,927    33,452    32,645    18,136    17,329    18,216
 Operating income.......    1,876     2,824     3,587     7,875    17,560    17,172    10,843    10,455    10,158
 Net income.............      238       415     1,118     2,580    10,126     7,602     7,426     4,905     4,954
 Pro forma net income
  per common and common
  equivalent share(3)...                                         $   2.03  $   1.52                      $    .99
                                                                 ========  ========                      ========
 Pro forma weighted
  average common and
  common equivalent
  shares
  outstanding(3)........                                            4,989     4,989                         5,026
SUPPLEMENTAL INCOME PER
 SHARE DATA(4):
 Net income, as
  adjusted(4)...........                                         $ 11,830  $  9,306                      $  5,806
                                                                 ========  ========                      ========
 Net income per common
  and common equivalent
  share, as
  adjusted(4)...........                                         $   1.54  $   1.21                      $    .75
                                                                 ========  ========                      ========
 Weighted average common
  and common equivalent
  shares outstanding, as
  adjusted(4)...........                                            7,689     7,689                         7,726
OTHER DATA:
 Net cash provided by
  (used in) operating
  activities............ $  2,575  $    190  $  3,724  $ (6,156) $ 13,138            $ 16,856            $  9,583
 Net cash provided by
  (used in) investing
  activities............   (4,961)   (5,602)   (2,951)  (46,878)   11,428              15,692              (2,381)
 Net cash provided by
  (used in) financing
  activities............    2,386     5,440      (787)   53,037   (22,851)            (28,495)             (5,695)
 EBITDA(5)..............    3,821     5,024     5,996    11,600    23,138              13,809              13,231
 Depreciation and
  amortization..........    1,945     2,200     2,409     3,725     5,578               2,966               3,073
 Capital expenditures,
  net...................    1,650     2,066     2,951     5,406     6,116               2,009               2,076

                                                               JUNE 30, 1996
                                                            --------------------
                                                                         AS
                                                             ACTUAL  ADJUSTED(4)
                                                               (IN THOUSANDS)
BALANCE SHEET DATA (AT END OF PERIOD):
 Working capital........................................... $ 14,000  $ 19,373
 Total assets..............................................  139,362   139,362
 Long-term debt, net of current maturities.................   40,555     8,863
 Total stockholders' investment............................   32,627    69,692

- --------------------
(1) In August 1994, the Company acquired the Brake and Cable Business of Alkin for (i) 2,206,890 shares of Class B Common Stock, (ii) an option to purchase up to 14,420 additional shares of Class B Common Stock at an exercise price of $1.45 per share and (iii) cash consideration, net of assumed indebtedness, of approximately $40 million. The results of operations of the acquired business have been included in the consolidated financial statements of the Company from August 31, 1994, the date of acquisition. In April 1995, the Company sold the net assets of its Window Regulator Business to Rockwell International Corporation ("Rockwell") for $18.0 million in cash, resulting in a pretax gain of $4.2 million. The results of operations of the Window Regulator Business have been included in the consolidated financial statements of the Company through April 2, 1995, the date of divestiture.
(2) The pro forma statements of operations data for the year ended December 31, 1995 and the six months ended June 30, 1995 give effect to the sale of the Window Regulator Business as if such sale had occurred on January 1, 1995 and exclude the pretax gain recorded in connection with this transaction.

(3) Gives effect to the recapitalization of the Common Stock, contingent upon and to occur immediately prior to the consummation of the Offering. See "The Recapitalization."
(4) Supplemental income per share data has been adjusted to give effect to (i) the transactions described under "The Recapitalization," and (ii) the issuance and sale by the Company of 2,700,000 shares of Class A Common Stock pursuant to the Offering (at an assumed initial public offering price of $15.00 per share, the midpoint of the range set forth on the cover hereof) and the application of the net proceeds therefrom as described under "Use of Proceeds." Net income for the year ended December 31, 1995 was increased by $1,704,000 and net income for each of the six-month periods ended June 30, 1995 and 1996 was increased by $852,000 to reflect the reduction of interest expense, net of income taxes, resulting from the application of the proceeds from the Offering to reduce outstanding indebtedness.
(5) "EBITDA" is operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles. The Company, however, believes it is generally accepted that EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness.

                                 RISK FACTORS

  This Prospectus contains forward-looking statements that involve risks and uncertainties. Actual results could differ materially from those discussed in this Prospectus as a result of the risk factors set forth below and the matters set forth in the Prospectus generally. The Company cautions the reader, however, that this list of factors may not be exhaustive. In analyzing an investment in the Class A Common Stock, prospective investors should carefully consider, together with the other matters referred to herein, the risk factors described below.

RELIANCE ON MAJOR CUSTOMERS

  On a pro forma basis, the Company's net sales to Ford and GM represented approximately 50% and 37%, respectively, of the Company's revenues in 1995 and approximately 41% and 41%, respectively, of the Company's revenues in 1994. In addition, the Company's top four customers accounted for approximately 98% and 97% of the Company's revenues on a pro forma basis in 1995 and 1994, respectively. Thus, the loss of Ford, GM or any of the Company's other significant customers could have a material adverse effect on the Company. See "Business." The contracts the Company has entered into with many of its customers provide for supplying the customers' requirements for a particular model, rather than for manufacturing a specific quantity of products. Such contracts range from one year to the life of the model, which is generally three to seven years, and do not require the purchase by the customer of any minimum number of parts. Therefore, the loss of any one of such customers or a significant decrease in demand for certain key models or group of related models sold by any of its major customers could have a material adverse effect on the Company. The Company also competes to supply parts for successor models and is subject to the risk that the OEM will not select the Company to produce parts on a successor model, which could have a material adverse effect on the Company. The Company is also involved in claims with Ford involving alleged failures of certain self-adjust parking brakes originally manufactured by the Brake and Cable Business of Alkin. Ford has maintained that the Company or Alkin is responsible for all damages or liabilities incurred by Ford as a result of these claims. As a result of these claims, it is possible that the Company's relationship with Ford could be adversely affected. See "Business-- Legal Proceedings." There is substantial and continuing pressure from the major OEMs to reduce costs, including the cost of products purchased from outside suppliers such as the Company. If the Company were unable to generate sufficient production cost savings in the future to offset price reductions, the Company's gross margin could be adversely affected.

RISK OF CUSTOMER LABOR INTERRUPTIONS

  Substantially all of the hourly employees of North American OEMs are represented by the United Automobile, Aerospace and Agricultural Implement Workers of America (the "UAW") under similar collective bargaining agreements. The collective bargaining agreements applicable to Ford and GM are both scheduled to expire in September 1996. The failure of Ford, GM or any other significant customer of the Company to reach agreement with the UAW relating to the terms of a new agreement resulting in either a work stoppage or strike at any of their production facilities could have a material adverse effect on the Company. In March 1996, GM experienced a 17-day work stoppage due to a labor dispute between GM and the UAW, which negatively impacted the Company's results of operations for the first half of 1996. See "Management's Discussion and Analysis of Results of Operations and Financial Condition."

INDUSTRY CYCLICALITY AND SEASONALITY

  The automotive market is highly cyclical and is dependent on consumer spending. Economic factors adversely affecting automotive production and consumer spending could adversely impact the Company. In addition, the Company's business is somewhat seasonal. The Company typically experiences decreased revenues and operating income during the third calender quarter of each year due to the impact of OEM plant shutdowns in July for vacations and new model changeovers. For example, in 1995 the Company experienced a decrease in revenues and operating income of 17.3% and 65.0%, respectively, between the second and third quarters. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Quarterly Results of Operations and Seasonality."

FAILURE TO OBTAIN BUSINESS RELATED TO NEW AND REDESIGNED MODEL INTRODUCTIONS

  The Company principally competes for new business both at the beginning of the development of new models and upon the redesign of existing models by its major customers. New model development generally begins two to five years prior to the marketing of such models to the public. The failure of the Company to obtain new business on new models or to retain or increase business on redesigned existing models could adversely affect the Company.

PRODUCT LIABILITY EXPOSURE

  The Company faces an inherent business risk of exposure to product liability claims in the event that the failure of its products results in personal injury or death, and there can be no assurance that the Company will not experience any material product liability losses in the future. In addition, if any of the Company's products prove to be defective, the Company may be required to participate in a recall involving such products. In late 1994, Ford issued a recall of a series of manual-transmission Ford F-Series pickups to repair the self-adjust parking brakes originally manufactured by the Brake and Cable Business of Alkin. The Company's share of such costs, which was fully reserved at the time of the acquisition of the Brake and Cable Business from Alkin, has reached the full $6.0 million limit agreed to by the Company and Ford. The Company is also involved in a product recall relating to the same issue with respect to the Ford Contour/Mystique in Europe. The Company has agreed to pay 50% of the costs of that recall not to exceed $1 million, which payments totalled $0.4 million at June 30, 1996. The types of alleged failures that prompted the F-Series recall have also led to a number of claims and lawsuits filed against Ford. Currently, two cases are pending directly against the Company or Alkin relating to personal injury claims, and Ford has received over 400 claims (generally for property damage) relating to alleged defects in the self-adjust parking brakes. Ford has maintained that the Company or Alkin is responsible for all damages or liabilities incurred by Ford as a result of these claims, and by July 1996, Ford had tendered its defense of 15 such claims to Dura and Alkin. Dura and Alkin have submitted these claims to their insurance carriers. The Company maintains insurance against product liability claims, but there can be no assurance that such coverage will be adequate for liabilities ultimately incurred or that it will continue to be available on terms acceptable to the Company. A successful claim brought against the Company in excess of available insurance coverage or a requirement to participate in any product recall may have a material adverse effect on the Company's results of operations or financial condition. See "Business--Legal Proceedings."

INDUSTRY CONSOLIDATION; RISKS ASSOCIATED WITH FUTURE ACQUISITIONS

  The automotive component supply industry has undergone, and is likely to continue to experience, consolidation, as OEMs seek to reduce costs and reduce their supplier base. The Company intends to actively pursue acquisition targets that will allow the Company to expand into new geographic markets, add new customers, provide new product, manufacturing and service capabilities or increase model penetration with existing customers. There can be no assurance that the Company will find attractive acquisition candidates or successfully integrate acquired businesses into the Company's existing business. If the expected synergies from such transactions do not materialize or the Company fails to successfully integrate new businesses into its existing businesses, the Company's results of operations could be adversely affected. To the extent that the Company may be considered as an acquisition candidate by a third party, certain provisions in the Restated Certificate and the Amended and Restated By-laws ("By-laws") described below may inhibit a change in control of the Company. See "Anti-Takeover Effects of Certain Charter, By-law and Statutory Provisions."

DEPENDENCE ON KEY PERSONNEL

  The Company's continued success largely will depend on the efforts and abilities of its executive officers and certain other key employees. The Company currently does not have employment agreements with any of its executive officers and other key employees. The Company's operations could be adversely affected if, for any reason, such executive officers or key employees do not remain with the Company. See "Management."

COMPETITION

  The automotive component supply industry is highly competitive. Some of the Company's competitors are companies, or divisions or subsidiaries of companies, that are larger and have greater financial and other resources than the Company. In addition, with respect to certain of its products, some of the Company's competitors are divisions of its OEM customers. There can be no assurance that the Company's products will be able to compete successfully with the products of these other companies. See "Business--Competition."

IMPACT OF ENVIRONMENTAL REGULATION

  The Company is subject to the requirements of federal, state and local environmental and occupational health and safety laws and regulations. There can be no assurance that the Company is at all times in complete compliance with all such requirements. The Company has made and will continue to make capital and other expenditures to comply with environmental requirements. If a release of hazardous substances occurs on or from the Company's properties or any associated offsite disposal location, or if contamination is discovered at any of the Company's current or former properties, the Company may be held liable, and the amount of such liability could be material. The Company is currently involved in environmental proceedings at its Mancelona facility, and at two landfill sites in Toledo, Ohio. See "Business--Environmental Matters."

CONTROL BY EXISTING STOCKHOLDERS

  Upon completion of the Offering, Onex DHC LLC (together with its affiliates, "Onex"), Alkin and the other existing stockholders will beneficially own all of the outstanding shares of Class B Common Stock. Each share of Class B Common Stock has ten votes as compared to one vote for each share of Class A Common Stock, and thus this amount will represent 94.9% of the combined voting power of the outstanding Common Stock after the completion of the Offering (94.2% if the Underwriters' over-allotment option is exercised in full). In addition, all of the Company's existing stockholders have entered into agreements to vote their shares for the election of directors designated by certain of the existing stockholders. As a result of such stock ownership and voting agreements, the existing stockholders will be able to control the vote on all matters submitted to a vote of the holders of Common Stock, including the election of Directors, amendments to the Restated Certificate and the By-laws and approval of significant corporate transactions. See "Description of Capital Stock." Such consolidation of voting power could also have the effect of delaying, deterring or preventing a change in control of the Company that might be otherwise beneficial to stockholders. See "Principal Stockholders."

DIVIDEND POLICY; RESTRICTIONS ON PAYMENT OF DIVIDENDS

  The Company currently intends to retain earnings to support its growth strategy and does not anticipate paying dividends in the foreseeable future. As a holding company, the ability of the Company to pay dividends in the future is dependent upon the receipt of dividends or other payments from its principal operating subsidiary. The payment of dividends by such subsidiary to the Company for the purpose of paying dividends to holders of Common Stock is restricted by the Bank Credit Agreement (as defined). The Company expects that the New Credit Agreement (as defined) will likewise restrict the payment of dividends. See "Dividend Policy."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

  No prediction can be made as to the effect, if any, that future sales of shares of Class A Common Stock or the availability of such shares for future sale will have on the market price of the Class A Common Stock prevailing from time to time. Sales of substantial amounts of Class A Common Stock, or the perception that such sales could occur, could adversely affect prevailing market prices for the Class A Common Stock. Upon consummation of the Offering, the Company will have 7,698,254 shares of Common Stock issued and outstanding. The shares of Class A Common Stock sold in the Offering will be freely tradeable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"), unless such shares are acquired by an "affiliate" of the Company as that term is defined under Rule 144 under the Securities Act ("Rule 144"). Other than the shares of Class A Common Stock being offered hereby, the currently outstanding shares of Common Stock have not been registered under the Securities Act and may not be sold unless they are registered or unless an exemption from registration, such as the exemption provided by Rule 144, is available. Subject to the expiration of certain 180-day "lock up" agreements described herein, 4,854,317 shares of Class B Common Stock convertible into shares of Class A Common Stock will be eligible for sale beginning 90 days from the date of this Prospectus, subject to certain limitations under Rule
144. Beginning 180 days after the date of this Prospectus, the holders of an aggregate of 4,998,254 shares of Class B Common Stock convertible into shares of Class A Common Stock will have certain rights to register their shares of Class A Common Stock under the Securities Act at the Company's expense. See "Shares Eligible for Future Sale."

ABSENCE OF PUBLIC MARKET; POSSIBLE VOLATILITY OF STOCK PRICE

  Prior to the Offering, there has been no public market for the Class A Common Stock, and there can be no assurance given as to the liquidity of the trading market for the Class A Common Stock, that an active public market will develop for the Class A Common Stock or that the Class A Common Stock will trade in the public market subsequent to the Offering at or above the initial public offering price. If an active public market for the Class A Common Stock does not develop, the market price and liquidity of the Class A Common Stock may be materially adversely affected. The initial public offering price of the Class A Common Stock will be determined by negotiations between the Company and the Underwriters and may not be indicative of the market price for the Class A Common Stock after the Offering. See "Underwriting." The trading price of the Class A Common Stock could be subject to wide fluctuations in response to variations in the Company's quarterly operating results, changes in earnings estimates by analysts, conditions in the Company's businesses or general market or economic conditions. In addition, in recent years the stock market has experienced extreme price and volume fluctuations. These fluctuations have had a substantial effect on the market prices for many emerging growth companies, often unrelated to the operating performance of the specific companies. Such market fluctuations could have a material adverse effect on the market price for the Class A Common Stock.

ANTI-TAKEOVER EFFECT OF CERTAIN CHARTER, BY-LAW AND STATUTORY PROVISIONS

  Certain provisions of the Restated Certificate and the By-laws, to be effective upon consummation of the Offering, may inhibit changes in control of the Company not approved by the Company's Board of Directors (the "Board"). These provisions include (i) disparate voting rights per share between the Class A Common Stock and the Class B Common Stock, (ii) a prohibition on stockholder action through written consents, (iii) a requirement that special meetings of stockholders be called only by the Board, (iv) advance notice requirements for stockholder proposals and nominations, (v) limitations on the ability of stockholders to amend, alter or repeal the By-laws and (vi) the authority of the Board to issue without stockholder approval preferred stock with such terms as the Board may determine. The Company will also be afforded the protections of Section 203 of the Delaware General Corporation Law, which could have similar effects. See "Description of Capital Stock."

DILUTION TO NEW INVESTORS

  Investors purchasing shares of Class A Common Stock in the Offering will experience immediate and substantial dilution in net tangible book value. See "Dilution."

                                  THE COMPANY

  The Company is a holding company whose predecessor, MC Holding Corp. ("MCHC"), was formed by Hidden Creek, Onex, J2R Corporation ("J2R") and certain others for the purpose of acquiring the Dura Divisions from Wickes in November 1990. In August 1994, the Company entered into a transaction that combined the operations of the Company's operating subsidiary, Dura Operating Corp., with the Brake and Cable Business of Alkin. In April 1995, the Company sold all of the assets and liabilities associated with the Window Regulator Business to Rockwell for $18.0 million in cash, resulting in a pretax gain of $4.2 million.

  The Company was incorporated in Delaware in August 1994. The principal executive offices of the Company are located at 4508 IDS Center, Minneapolis, Minnesota 55402, and its telephone number is (612) 332-2335.

                                USE OF PROCEEDS

  The estimated net proceeds to the Company from the sale of 2,700,000 shares of Class A Common Stock in the Offering (at an assumed initial public offering price of $15.00 per share), after deducting the estimated offering expenses and the underwriting discounts, will be approximately $37 million. The Company expects to use the net proceeds and $2.0 million of additional borrowings under the revolving credit facility portion of the Credit Agreement dated as of August 31, 1994, among the Company and certain commercial lending institutions (the "Bank Credit Agreement"), to repay in full approximately $35 million of a term loan incurred by the Company under the Bank Credit Agreement and $4.0 million to repay in full the Company's subordinated promissory notes (the "Notes").

  The term loan portion of the Bank Credit Agreement is due in quarterly installments through June 30, 2001 and the revolving credit facility portion expires on August 31, 2000. On June 30, 1996, the average interest rates for borrowings under the term loan and revolving credit facility were 6.7% and 7.2%, respectively.

  The Notes mature on December 31, 2001 and bear interest at a fixed rate of 6.93% per annum. The Notes are held by Onex, J2R and Alkin. See "Certain Transactions."

  Following the completion of the Offering, the Company expects to enter into a new bank credit agreement (the "New Credit Agreement"), providing for borrowings of up to $50.0 million on more favorable pricing terms than the Bank Credit Agreement. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

                                DIVIDEND POLICY

  The Company has not declared or paid any dividends on its Common Stock in the past and currently intends to retain its earnings to support its growth strategy and does not anticipate paying dividends in the foreseeable future. As a holding company, the ability of the Company to pay dividends in the future is dependent upon the receipt of dividends or other payments from its subsidiaries. Any future payment of dividends is within the discretion of the Board and will depend upon, among other factors, the capital requirements, operating results and financial condition of the Company from time to time. In addition, the Company expects that its ability to pay cash dividends will be limited by the terms of its New Credit Agreement. See "Management's Discussion and Analysis of Results of Operations and Financial Condition--Liquidity and Capital Resources."

                             THE RECAPITALIZATION

  The Company currently has four classes of Common Stock outstanding. Immediately prior to and contingent upon the Offering, the Company's four classes of Common Stock will be converted into Class B Common Stock (the "Recapitalization"). The Class A Common Stock being offered hereby and the Class B Common Stock will be identical except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. Except as otherwise required by law or the Restated Certificate, the Class A Common Stock and the Class B Common Stock will vote together as a single class on all matters submitted to a vote of the stockholders, including the election of Directors. In addition, the Class B Common Stock is convertible at any time at the option of any holder thereof, and is mandatorily convertible upon any transfer thereof (except to affiliates) and at any time that the MC Stockholders and their affiliates, in the aggregate, do not hold at least 10% of the total outstanding shares of Common Stock, into shares of Class A Common Stock on a share-for-share basis. All of the Company's existing stockholders will receive shares of Class B Common Stock in the Recapitalization. The number of shares of Class B Common Stock that will be issued as a result of the conversion of the Company's existing classes of Common Stock will be determined according to the relative preference rankings of such existing Common Stock and the initial public offering price of the Class A Common Stock. See "Principal Stockholders."

                                   DILUTION

  The net tangible book value (deficit) of the Company as of June 30, 1996 was $(10.1) million or $(2.02) per share based on 4,998,254 shares of Common Stock outstanding after giving effect to the Recapitalization. After giving effect to the sale of shares of Class A Common Stock and the application by the Company of the net proceeds from the Offering (at an assumed initial public offering price of $15.00 per share) as set forth under "Use of Proceeds," the pro forma net tangible book value of the Company at June 30, 1996 would have been $27.0 million or $3.51 per share of Common Stock outstanding. This represents an immediate dilution of $11.49 per share to purchasers of shares at the initial public offering price.

  The following table illustrates the per share dilution:

   Assumed initial public offering price per share.............          $15.00
     Deficit in net tangible book value per share before the
      Offering (1).............................................  $(2.02)
     Increase in net tangible book value per share attributable
      to new investors.........................................    5.53
                                                                 ------
   Pro forma net tangible book value per share after the
    Offering...................................................            3.51
                                                                         ------
   Dilution per share to new investors (2).....................          $11.49
                                                                         ======

- ---------------------
(1) Net tangible book value (deficit) per share of Common Stock is determined by dividing the Company's tangible net worth (tangible assets less liabilities) at June 30, 1996 by the number of shares of Common Stock (of all classes) that will be outstanding prior to the Offering and after giving effect to the Recapitalization.
(2) Dilution is computed by subtracting pro forma net tangible book value per share of Common Stock after the Offering from the assumed initial public offering price per share.

  The following table summarizes, on a pro forma basis at June 30, 1996, the differences between the number of shares purchased from the Company, the total consideration given and the average price per share paid by the existing stockholders and by the new investors purchasing shares of Class A Common Stock in the Offering.

                                SHARES PURCHASED  TOTAL CONSIDERATION  AVERAGE
                                ----------------- ------------------- PRICE PER
                                 NUMBER   PERCENT   AMOUNT    PERCENT   SHARE
Current stockholders (1)....... 4,998,254   64.9% $13,733,149   25.3%  $ 2.75
New investors.................. 2,700,000   35.1   40,500,000   74.7    15.00
                                ---------  -----  -----------  -----
  Total........................ 7,698,254  100.0% $54,233,149  100.0%
                                =========  =====  ===========  =====

- ---------------------
(1) Excludes 32,045 shares of Class B Common Stock reserved for issuance upon the exercise of options outstanding as of June 30, 1996. Such options have an exercise price of $1.45 per share.

                                CAPITALIZATION

  The following table sets forth the actual consolidated capitalization of the Company at June 30, 1996, and as adjusted to give effect to the Recapitalization and the sale by the Company of the 2,700,000 shares of Class A Common Stock in the Offering (at an assumed initial public offering price of $15.00 per share) and the application of the proceeds therefrom (after deducting the underwriting discounts and estimated expenses of the Offering) as set forth under "Use of Proceeds." This table should be read in conjunction with the consolidated financial statements and notes thereto included elsewhere in this Prospectus.

                                                          JUNE 30, 1996
                                                      -------------------------
                                                       ACTUAL     AS ADJUSTED
                                                         (IN THOUSANDS,
                                                      EXCEPT SHARE AMOUNTS)
Long-term debt:
  Term loan.......................................... $   35,021    $      --
  Revolving credit facility (1)......................      6,500         8,456
  Subordinated promissory notes......................      4,000           --
  Other..............................................        570           570
  Less: current maturities...........................     (5,536)         (163)
                                                      ----------    ----------
    Total long-term debt.............................     40,555         8,863
                                                      ----------    ----------
Stockholders' investment:
  Old Class A, Class A non-voting, Class B and Class
   C Common Stock....................................          3           --
  Preferred stock, $1 par value per share; 5,000,000
   shares authorized; none issued or outstanding.....        --            --
  New Class A Common Stock, $.01 par value per share;
   30,000,000 shares authorized; 2,700,000 shares
   issued and outstanding on an as adjusted basis....        --             27
  New Class B Common Stock, $.01 par value per share;
   10,000,000 shares authorized; 4,998,254 shares
   issued and outstanding on an as adjusted basis....        --             50
  Additional paid-in capital.........................     13,571        50,562
  Retained earnings..................................     19,212        19,212
  Common stock subscriptions receivable..............       (159)         (159)
                                                      ----------    ----------
    Total stockholders' investment...................     32,627        69,692
                                                      ----------    ----------
      Total capitalization........................... $   73,182    $   78,555
                                                      ==========    ==========

- ---------------------
(1) Following the closing of the Offering, and the application of the proceeds therefrom as described under "Use of Proceeds," the New Credit Agreement, if entered into, is expected to have maximum availability of $50.0 million.

                     SELECTED CONSOLIDATED FINANCIAL DATA

  The following table sets forth selected consolidated financial data with respect to the Company for each of the periods indicated. The selected historical financial data for the Company for the years ended December 31, 1991 through 1995 have been derived from the Company's consolidated financial statements which have been audited by Arthur Andersen LLP, independent public accountants. The data as of and for the six months ended June 30, 1995 and 1996 have been derived from the Company's unaudited consolidated financial statements which, in the opinion of the Company's management, contain all adjustments, consisting of normal recurring adjustments, necessary for a fair presentation of the financial condition and results of operations for these periods. The results of operations for the six months ended June 30, 1996 are not necessarily indicative of the results that may be expected for the entire year. The following pro forma consolidated financial data for the year ended December 31, 1995 and the six months ended June 30, 1995, which give effect to the sale of the Window Regulator Business as if such sale had occurred on January 1, 1995, are presented for informational purposes only and are not necessarily indicative of the results of the future operations of the Company or the actual results that would have been achieved had the sale occurred on such date. The selected historical and pro forma consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Results of Operations and Financial Condition" and the consolidated financial statements and notes thereto all included elsewhere herein.

                                                                                           SIX MONTHS ENDED
                                         YEAR ENDED DECEMBER 31,                               JUNE 30,
                          ----------------------------------------------------------- ----------------------------
                                                                            PRO FORMA           PRO FORMA
                          1991        1992      1993      1994      1995     1995(2)    1995     1995(2)    1996
                                               (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
STATEMENT OF OPERATIONS
 DATA(1):
 Revenues...............  $116,183  $125,412  $129,328  $189,675  $253,726  $239,598  $142,866  $128,738  $127,357
 Cost of sales..........   104,407   115,045   116,961   170,748   220,274   206,953   124,730   111,409   109,141
                          --------  --------  --------  --------  --------  --------  --------  --------  --------
 Gross profit...........    11,776    10,367    12,367    18,927    33,452    32,645    18,136    17,329    18,216
 Selling, general and
  administrative
  expenses..............     9,464     7,036     8,293    10,362    14,798    14,379     6,745     6,326     7,586
 Amortization expense...       436       507       487       690     1,094     1,094       548       548       472
                          --------  --------  --------  --------  --------  --------  --------  --------  --------
 Operating income.......     1,876     2,824     3,587     7,875    17,560    17,172    10,843    10,455    10,158
 Interest expense, net..     1,590     1,268     1,533     3,473     4,822     4,422     2,631     2,231     1,900
 Other (income)
  expense...............       --        500       --        --     (4,240)      --     (4,240)      --        --
                          --------  --------  --------  --------  --------  --------  --------  --------  --------
 Income before income
  taxes.................       286     1,056     2,054     4,402    16,978    12,750    12,452     8,224     8,258
 Provision for income
  taxes.................        48       641       936     1,822     6,852     5,148     5,026     3,319     3,304
                          --------  --------  --------  --------  --------  --------  --------  --------  --------
 Net income.............  $    238  $    415  $  1,118  $  2,580  $ 10,126  $  7,602  $  7,426  $  4,905  $  4,954
                          ========  ========  ========  ========  ========  ========  ========  ========  ========
 Pro forma net income
  per common and common
  equivalent share (3)..                                          $   2.03  $   1.52                      $    .99
                                                                  ========  ========                      ========
 Pro forma weighted
  average common and
  common equivalent
  shares outstanding
  (3)...................                                             4,989     4,989                         5,026
SUPPLEMENTAL INCOME PER
 SHARE DATA(4):
 Net income, as
  adjusted(4)...........                                          $ 11,830  $  9,306                      $  5,806
                                                                  ========  ========                      ========
 Net income per common
  and common equivalent
  share, as adjusted
  (4)...................                                          $   1.54  $   1.21                      $    .75
                                                                  ========  ========                      ========
 Weighted average common
  and common equivalent
  shares outstanding, as
  adjusted (4)..........                                             7,689     7,689                         7,726
OTHER DATA:
 Net cash provided by
  (used in) operating
  activities............  $  2,575  $    190  $  3,724  $ (6,156) $ 13,138            $ 16,856            $  9,583
 Net cash provided by
  (used in) investing
  activities............    (4,961)   (5,602)   (2,951)  (46,878)   11,428              15,692              (2,381)
 Net cash provided by
  (used in) financing
  activities............     2,386     5,440      (787)   53,037   (22,851)            (28,495)             (5,695)
 EBITDA (5).............     3,821     5,024     5,996    11,600    23,138              13,809              13,231
 Depreciation and
  amortization..........     1,945     2,200     2,409     3,725     5,578               2,966               3,073
 Capital expenditures,
  net...................     1,650     2,066     2,951     5,406     6,116               2,009               2,076

                                       DECEMBER 31,                    JUNE 30, 1996
                         ----------------------------------------- ---------------------
                                                                                 AS
                          1991    1992    1993     1994     1995    ACTUAL  ADJUSTED (4)
                                                 (IN THOUSANDS)
BALANCE SHEET DATA (AT
 END OF PERIOD):
 Working capital........ $ 2,796 $ 3,801 $ 3,287 $ 18,631 $ 13,701 $ 14,000   $ 19,373
 Total assets...........  51,520  56,213  52,823  166,133  140,531  139,362    139,362
 Long-term debt,
  net of current
  maturities............  12,823  18,242  16,792   70,112   46,639   40,555      8,863
 Total stockholders'
  investment............   3,019   3,327   4,369   17,418   27,683   32,627     69,692

- ---------------------
(1) In August 1994, the Company acquired the Brake and Cable Business from Alkin for (i) 2,206,890 shares of Class B Common Stock, (ii) an option to purchase up to 14,420 additional shares of Class B Common Stock at an exercise price of $1.45 per share and (iii) cash consideration, net of assumed indebtedness, of approximately $40 million. The results of operations of the acquired business have been included in the consolidated financial statements of the Company from August 31, 1994, the date of acquisition. Separate statements of operations and cash flows of the Brake and Cable Business (formerly the "Orscheln Automotive Business Unit") have been included elsewhere herein for the year ended December 31, 1993 and the eight-month period ended August 31, 1994. In April 1995, the Company sold the Window Regulator Business to Rockwell for $18.0 million in cash, resulting in a pretax gain of $4.2 million. The results of operations of the Window Regulator Business have been included in the consolidated financial statements of the Company through April 2, 1995, the date of divestiture.
(2) The pro forma statement of operations data for the year ended December 31, 1995 and the six-month period ended June 30, 1995 give effect to the sale of the Window Regulator Business as if such sale had occurred on January 1, 1995 and exclude the pretax gain recorded in connection with this transaction.
(3) Gives effect to the Recapitalization, contingent upon and to occur immediately prior to the consummation of the Offering. See "The Recapitalization."
(4) Supplemental income per share data has been adjusted to give effect to (i) the Recapitalization and (ii) the issuance and sale by the Company of 2,700,000 shares of Class A Common Stock pursuant to the Offering (at an assumed initial public offering price of $15.00 per share) and the application of the net proceeds therefrom as described under "Use of Proceeds." Net income for the year ended December 31, 1995 was increased by $1,704,000 and net income for each of the six month periods ended June 30, 1995 and 1996 was increased by $852,000 to reflect the reduction of interest expense, net of income taxes, resulting from the application of the proceeds from the Offering to reduce outstanding indebtedness.
(5) "EBITDA" is operating income plus depreciation and amortization. EBITDA does not represent and should not be considered as an alternative to net income or cash flow from operations as determined by generally accepted accounting principles. The Company, however, believes it is generally accepted that EBITDA provides useful information regarding a company's ability to service and/or incur indebtedness.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 RESULTS OF OPERATIONS AND FINANCIAL CONDITION

GENERAL

  The Company was organized to effect the acquisition of the Dura Divisions from Wickes, which was completed in November 1990. In August 1994, the Company completed the acquisition of the Brake and Cable Business from Alkin. In connection with the acquisition of the Brake and Cable Business, the Company entered into certain transition services agreements with Alkin pursuant to which the Company currently receives data processing and payroll services from Alkin. Each such agreement is terminable by either party upon 30 to 90 days notice. The Company's payments to Alkin under such agreements were $1,788,000 in 1995, and the minimum commitment under such agreements will be approximately $400,000 in 1996. The Company expects to terminate all such service agreements during 1997 and is in the process of developing internal replacement systems. In addition, the Company is party to a supply agreement with Alkin through 1999 pursuant to which each party supplies certain items necessary for the manufacture of the other party's products. The Company is required to purchase such supplies from Alkin only so long as the supply terms remain no less favorable than could be obtained from an independent third party.

  In order to focus on its higher margin products, the Company sold its Window Regulator Business to Rockwell in April 1995 for $18.0 million in cash, resulting in a pretax gain of $4.2 million. The results of operations of the Window Regulator Business have been included in the consolidated financial statements of the Company through the date of divestiture, April 2, 1995. The unaudited pro forma data for the year ended December 31, 1995 and the six months ended June 30, 1995 give effect to the sale of the Window Regulator Business as if such sale had occurred on January 1, 1995.

  The Company ordinarily begins working on products awarded for new or redesigned models two to five years prior to the marketing of such models to the public. During such period, the Company incurs (i) costs related to the design and engineering of such product, (ii) costs related to the production of the tools and dies used to manufacture the new product and (iii) start-up costs associated with the initial production of such product. In general, design and engineering costs are expensed in the period incurred unless they are reimbursed by the customer, in which case they are capitalized and amortized over the life of such product. Costs incurred in the production of the tools and dies are generally capitalized and reimbursed by the customer prior to production. Start-up costs, which are generally incurred 30 to 60 days immediately prior to and immediately after initial production, are expensed as incurred.

  The following table sets forth the percentage relationship of certain items to revenues for the periods indicated:

                                 YEAR ENDED               SIX MONTHS ENDED
                                DECEMBER 31,                  JUNE 30,
                         ------------------------------ ----------------------
                                              PRO FORMA        PRO FORMA
                         1993   1994   1995     1995    1995     1995    1996
Revenues................ 100.0% 100.0% 100.0%   100.0%  100.0%   100.0%  100.0%
Cost of sales...........  90.4   90.0   86.8     86.4    87.3     86.5    85.7
                         -----  -----  -----    -----   -----    -----   -----
 Gross profit...........   9.6   10.0   13.2     13.6    12.7     13.5    14.3
Selling, general and
 administrative
 expenses...............   6.4    5.4    5.9      6.0     4.7      4.9     5.9
Amortization expense....   0.4    0.4    0.4      0.4     0.4      0.5     0.4
                         -----  -----  -----    -----   -----    -----   -----
 Operating income.......   2.8    4.2    6.9      7.2     7.6      8.1     8.0
Interest expense, net...   1.2    1.8    1.9      1.9     1.9      1.7     1.5
Gain on sale of Window
 Regulator Business.....    --     --    1.7       --    (3.0)      --      --
                         -----  -----  -----    -----   -----    -----   -----
 Income before provision
  for income taxes......   1.6    2.4    6.7      5.3     8.7      6.4     6.5
Provision for income
 taxes..................   0.7    1.0    2.7      2.1     3.5      2.6     2.6
                         -----  -----  -----    -----   -----    -----   -----
 Net income ............   0.9%   1.4%   4.0%     3.2%    5.2%     3.8%    3.9%
                         =====  =====  =====    =====   =====    =====   =====

COMPARISON OF SIX MONTH PERIOD ENDED JUNE 30, 1996 TO SIX MONTH PERIOD ENDED JUNE 30, 1995

  Revenues. Revenues for the first half of 1996 decreased by $15.5 million, or 10.9%, to $127.4 million from $142.9 million in the same period of 1995. The divestiture of the Window Regulator Business in April 1995 accounted for $14.1 million of the decrease. The remaining decrease was the result of the decline in North American automotive production, including the effects of the 17-day work stoppage at GM in the first quarter of 1996, which adversely impacted the Company's operations. Total production of cars and light trucks in North America decreased by approximately 4.0% in the first half of 1996 as compared to the same period of 1995.

  Cost of Sales. Cost of sales for the first half of 1996 decreased by $15.6 million, or 12.5%, to $109.1 million from $124.7 million in the same period of 1995. As a percentage of revenues, cost of sales decreased to 85.7% in the first half of 1996 from 87.3% in the same period of 1995, resulting in an improved gross margin of 14.3% in the first half of 1996 from 12.7% in the same period in 1995. The improvement in gross margin is a result of the divestiture of the Window Regulator Business, which had lower margins, and the Company's cost reduction efforts, which included the implementation of more flexible cellular manufacturing methods and the closing of an underutilized manufacturing facility.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $0.8 million, or 12.5%, to $7.6 million in the first half of 1996 from $6.8 million for the same period in 1995. The increase was primarily a result of costs incurred as a result of providing a greater level of design and engineering services to the Company's customers, partially offset by the sale of the Window Regulator Business. As a percentage of revenues, selling, general and administrative expenses increased to 5.9% in the first half of 1996 from 4.7% for the same period of 1995.

  Amortization Expense. Amortization expense decreased to $472,000 in the first half of 1996 from $548,000 for the same period in 1995. The amortization expense results from goodwill related to the acquisitions of the Dura Divisions and the Brake and Cable Business of Alkin in November 1990 and August 1994, respectively.

  Interest Expense. Interest expense for the six months ended June 30, 1996 decreased by $731,000, or 27.8%, to $1.9 million from $2.6 million for the same period in 1995. The decrease was primarily the result of the repayment of debt with the net proceeds from the sale of the Window Regulator Business in April 1995.

  Other Income. Other income of $4.2 million for the six months ended June 30, 1995 represents the pre-tax gain on the sale of the Window Regulator Business. The Company received cash proceeds of $18.0 million from the sale, which were used to reduce outstanding indebtedness.

  Income Taxes. The effective income tax rate for the first half of 1996 was 40.0% compared to 40.4% for the same period in 1995. The effective income tax rates were higher than federal statutory rates primarily as a result of state income taxes and nondeductible goodwill amortization.

  Net Income. As a result of the foregoing, net income decreased by $2.4 million, or 33.3%, to $5.0 million in the first half of 1996 from $7.4 million for the same period in 1995.

COMPARISON OF YEAR ENDED DECEMBER 31, 1995 TO YEAR ENDED DECEMBER 31, 1994

  Revenues. Revenues for 1995 increased by $64.0 million, or 33.8%, to $253.7 million from $189.7 million for 1994. This increase was primarily due to the full year impact of the August 1994 acquisition of the Brake and Cable Business of Alkin, which added approximately $100 million of revenues in 1995, and the addition of approximately $12 million of incremental new business relating to the liftgate and hood latches for the Ford Taurus/Sable, parking brakes for the Toyota Avalon and the tailgate latch replacement program for the Chrysler mini-van, all of which began production in the fourth quarter of 1994 or early 1995. This was partially offset by the April 1995 divestiture of the Window Regulator Business, which had accounted for $62.1 million of revenues in 1994 compared to $14.1 million in 1995.

  Cost of Sales. Cost of sales for 1995 increased by $49.6 million, or 29.0%, to $220.3 million from $170.7 million for 1994. As a percentage of revenues, cost of sales decreased to 86.8% for 1995 from 90.0% for 1994, resulting in an improved gross margin of 13.2% from 10.0% in the preceding year. The improvement in gross margin was the result of (i) the divestiture of the Window Regulator Business, which generated lower margins, (ii) the synergies resulting from consolidation of the Brake and Cable Business of Alkin within the Company, (iii) the integration of the Company's business, which included relocating production activities and the closing of certain facilities, and (iv) the Company's efforts to improve its production processes, including the implementation of more flexible cellular manufacturing techniques. These improvements were partially offset by launch costs associated with new liftgate and hood latch business on the redesigned 1996 model year Ford Taurus/Sable and the tailgate latch replacement for the Chrysler mini-van.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $4.4 million, or 42.8%, to $14.8 million for 1995 from $10.4 million for 1994. The increased expenses were the result of the full year impact of the acquisition of the Brake and Cable Business from Alkin, as well as costs incurred in providing a greater level of design and engineering services to the Company's customers. As a percentage of revenues, selling, general and administrative expenses increased to 5.9% for 1995 from 5.4% for 1994, primarily a result of the increased costs incurred in providing a greater level of design and engineering services to customers. The increases were partially offset by reduced costs as a result of the sale of the Window Regulator Business.

  Amortization Expense. Amortization expense increased by $404,000, or 58.6%, to $1.1 million for 1995 from $690,000 for 1994. The increase was the result of the full year of amortization related to the acquisition of the Brake and Cable Business from Alkin.

  Interest Expense. Interest expense for 1995 increased by $1.3 million, or 38.8%, to $4.8 million from $3.5 million for 1994. The increase was the result of increased borrowings in the fourth quarter of 1994 as a result of the acquisition of the Brake and Cable Business from Alkin. Partially offsetting this increase was a reduction from the repayment of borrowings upon the sale of the Window Regulator Business in April 1995.

  Other Income. Other income of $4.2 million for 1995 represents the pre-tax gain on the sale of the Window Regulator Business. The Company received cash proceeds of $18.0 million from the sale, which were used to reduce outstanding indebtedness.

  Income Taxes. The effective income tax rate for 1995 was 40.4% compared to 41.4% for 1994. The decrease is due principally to the lower percentage impact of permanent differences on pretax income. The effective rates were higher than federal statutory rates primarily as a result of state income taxes and nondeductible goodwill amortization.

  Net Income. As a result of the foregoing, net income increased by $7.5 million, to $10.1 million for 1995 from $2.6 million for 1994.

COMPARISON OF YEAR ENDED DECEMBER 31, 1994 TO YEAR ENDED DECEMBER 31, 1993

  Revenues. Revenues for 1994 increased $60.4 million, or 46.7%, to $189.7 million from $129.3 million for 1993. Approximately $50 million of the increase was the result of the August 1994 acquisition of the Brake and Cable Business from Alkin. The remaining increase was the result of incremental business that began production in 1994, including the GM Cavalier/Sunfire transmission shifters and parking brakes, the Ford Continental hood latches, the Toyota Avalon parking brakes and hood latches and the Chrysler Neon parking brakes. The Company also benefited from the overall increase in North American automotive production in 1994.

  Cost of Sales. Cost of sales for 1994 increased by $53.7 million, or 46.0%, to $170.7 million from $117.0 million for 1993. As a percentage of revenues, cost of sales decreased slightly to 90.0% for 1994 from 90.4% for 1993, resulting in an improved gross margin of 10.0% from 9.6% in the preceding year. The improvement was a result of the Company's continuing cost reduction initiatives and the improvement in fixed cost absorption from higher sales. Additionally, the Company began to realize cost savings associated with its integration efforts following the acquisition of the Brake and Cable Business in the third quarter. These improvements were partially offset by increases in the cost of certain raw materials used by the Company, including steel.

  Selling, General and Administrative Expenses. Selling, general and administrative expenses increased by $2.1 million, or 24.9%, to $10.4 million for 1994 compared to $8.3 million for 1993. The aggregate amount of selling, general and administrative expenses increased in 1994 principally as a result of incremental costs associated with the acquisition of the Brake and Cable Business from Alkin. As a percentage of revenues, selling, general and administrative expenses decreased to 5.4% for 1994 from 6.4% for 1993, primarily due to the consolidation of Alkin's engineering, design and administrative center into the Company's existing facility.

  Amortization Expense. Amortization expense increased by $203,000, or 41.7%, to $690,000 for 1994 from $487,000 for 1993. The increase was the result of amortization of goodwill resulting from the August 1994 acquisition of the Brake and Cable Business.

  Interest Expense. Interest expense increased by $2.0 million, to $3.5 million for 1994 from $1.5 million for 1993. The increase is the result of increased borrowings during 1994, primarily as a result of the indebtedness incurred to finance the acquisition of the Brake and Cable Business.

  Income Taxes. The effective income tax rate decreased to 41.4% for 1994 from 45.6% for 1993. The decrease is due principally to the lower percentage impact of permanent differences on pretax income. The effective income tax rates were higher than federal statutory rates primarily as a result of state income taxes and nondeductible goodwill amortization.

  Net Income. As a result of the foregoing, net income increased by $1.5 million, to $2.6 million in 1994 from $1.1 million in 1993.

LIQUIDITY AND CAPITAL RESOURCES

  Operating Activities

  Net cash provided by (used in) operating activities was $13.1 million, $(6.2) million and $3.7 million in 1995, 1994 and 1993, respectively. The changes in cash provided by (used in) operating activities were primarily due to changes in working capital and improvements in net income. During 1995, the Company collected certain outstanding receivables related to Brake and Cable Business pricing matters. This source of cash was offset by reductions in accrued liabilities and other of $13.3 million, which were primarily due to payments on product recalls and integration and acquisition obligations.

  Net cash provided by operating activities was $9.6 million in the first half of 1996 compared to $16.9 million in the first half of 1995. The decrease in net cash provided by operating activities resulted primarily from a net decrease of $2.5 million in net income and changes in working capital, particularly a net increase in accounts receivable of $5.8 million in 1996 as compared to a net decrease of $12.1 million in 1995. During the first half of 1995, the Company collected certain outstanding receivables related to Brake and Cable Business pricing matters.

  Investing and Financing

  On August 31, 1994, the Company completed the acquisition of the Brake and Cable Business for (i) 2,206,890 shares of Class B Common Stock, (ii) an option to purchase up to an additional 14,420 shares of Class B Common Stock at an exercise price of $1.45 per share and (iii) cash consideration, net of assumed indebtedness, of approximately $40 million. In addition to borrowings under the Bank Credit Agreement, the Company financed a portion of the acquisition of the Brake and Cable Business by borrowing $4.0 million from certain stockholders of the Company, including Onex ($1.8 million), J2R ($0.2 million) and Alkin ($2.0 million). See "Certain Transactions."

  On April 2, 1995, the Company completed the sale of the Window Regulator Business for net cash consideration of $18.0 million, resulting in a pretax gain of $4.2 million.

  The Bank Credit Agreement consists of a term loan, which matures on June 30, 2001, of approximately $35 million, and a revolving credit facility of $30.0 million (of which $6.5 million was outstanding as of June 30, 1996) which expires on August 31, 2000. The Notes mature on December 31, 2001 and bear interest at a fixed rate of 6.93% per annum. The Notes currently have an outstanding balance of $4.0 million. The Company intends to use the proceeds from the Offering, along with the additional $2.0 million borrowed under the revolving credit facility, to repay the term loan and the Notes. The Bank Credit Agreement contains various restrictive covenants, which, among other matters, require the Company to maintain certain financial ratios, including minimum liquidity, net worth and fixed charge coverage. The Bank Credit Agreement also limits additional indebtedness, capital expenditures and cash dividends. The Company was in compliance with all such covenants as of December 31, 1995 and June 30, 1996. The Company has also entered into an interest expense limitation agreement ("Cap Agreement") and an interest rate swap agreement ("Swap Agreement") related to the Bank Credit Agreement. The Cap Agreement has a notional amount of $10 million and provides for payment to the Company to offset interest expense should interest rates exceed a defined level. The Swap Agreement exchanges the variable interest rate on the Bank Credit Agreement for a fixed rate.

  Based upon discussions with its principal lender, following the completion of the Offering, the Company intends to enter into the New Credit Agreement, and expects that the New Credit Agreement, which would replace the Bank Credit Agreement, will provide for borrowings of up to $50.0 million and have a scheduled maturity in 2001. The Company anticipates the New Credit Agreement will be secured by all assets of the Company and will generally contain less restrictive covenants and better pricing terms than the Bank Credit Agreement. To date, no definitive agreements have been executed and no assurance can be given that the New Credit Agreement will be executed on such terms or entered into at all.

  The Company's principal source of funds has been, and is anticipated to continue to be, its cash flows from operations. During 1995, the Company generated $16.5 million from operations before the effects of changes in working capital compared to $7.8 million in 1994. The cash generated from operations combined with the net proceeds of $18.0 million from the sale of the Window Regulator Business were used to fund capital expenditures of $6.1 million and to reduce outstanding indebtedness by $22.9 million in 1995.

  The Company estimates that it will fund approximately $8 million in capital expenditures in each of 1996 and 1997. These capital expenditures will be used primarily for the purchase of machinery and equipment to support new business awards, as well as to finance continued cost reduction efforts.

  The Company believes that funds available under the New Credit Agreement, together with funds generated by the Company's operations, will provide the Company with sufficient liquidity and capital resources for working capital, capital expenditures and other needs. However, any significant acquisitions may require additional debt or equity financing. The Company believes additional financing will be available from bank lenders, through the issuance of public or private debt securities or through the additional public offerings of equity securities.

QUARTERLY RESULTS OF OPERATIONS AND SEASONALITY

  The Company typically experiences decreased revenues and operating income during the third calendar quarter of each year due to production shutdowns at the automotive manufacturers for model changeovers and vacations. For example, in 1995 the Company experienced a decrease in revenues and operating income of 17.3% and 65.0%, respectively, between the second and third quarters. See Note 12 of Notes to Consolidated Financial Statements for unaudited quarterly financial data.

EFFECTS OF INFLATION

  Inflation generally affects the Company by increasing the interest expense of floating rate indebtedness and by increasing the cost of labor, equipment and raw materials. Management believes that inflation has had an effect on the Company's business over the past 18 months due to rising labor costs and raw material costs, primarily steel, although at a rate below the producer price index. Although certain of the Company's customer contracts provide that increases in the Company's cost of raw materials in certain circumstances may be passed through to its customers, prevailing industry practices have not allowed the Company to pass such costs on to its customers.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

  During the first quarter of 1996, the Company adopted Statement of Financial Accounting Standards ("SFAS") No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed Of" which requires companies to review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The adoption of SFAS No. 121 did not have a significant impact on the financial condition or results of operations of the Company.

  SFAS No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require, a fair value based method of accounting for employee stock options, the sale of stock under the Company's Employee Stock Purchase Plan or similar equity instruments. The Company has elected to continue to measure compensation cost under Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" as was previously required, and to comply with pro forma disclosure of net income and earnings per share as if the fair value based method of accounting had been applied.

                                   BUSINESS

GENERAL

  The Company is a leading designer and manufacturer of mechanical assemblies and integrated systems for the global automotive industry. The Company believes that it is the largest supplier of both parking brake mechanisms and parking brake cables to OEMs in North America, with market shares of over 60% and over 40%, respectively. The Company supplies both parking brake mechanisms and cables, as well as complete parking brake systems, which consist of parking brake mechanisms and the cables that connect the brake mechanism to the brake drum. In addition, the Company designs and manufactures a variety of automotive cables, latches, transmission shifter mechanisms and other mechanical assemblies. The Company's products are sold to almost every major North American automotive OEM, including Ford, GM and Chrysler, as well as to foreign OEMs such as Toyota. On a pro forma basis, the Company had revenues of $239.6 million, operating income of $17.2 million and net income of $7.6 million in 1995.

  The Company has supplied parking brake components and automotive cables to OEMs since 1961 and 1970, respectively, and was granted its first parking brake patent in 1967. The Company has continually increased its design capabilities, allowing it to capitalize on the desire of its customers to shift total design responsibilities to their suppliers. The Company believes it is the only North American supplier with the capability to design, manufacture and assemble a complete parking brake system for its customers. As a result of the Company's significant design, engineering and project management capabilities, the Company has been designated as the only Full Service Supplier of parking brake systems to Ford and is the largest supplier of such systems to GM. In 1995, the Company estimates that it supplied approximately 78% and 93%, respectively, of Ford's and GM's parking brake mechanism purchases and approximately 88% and 56%, respectively, of Ford's and GM's parking brake cable purchases.

  On a pro forma basis, the Company's four largest customers, Ford, GM, Chrysler and Toyota, accounted for approximately 50%, 37%, 6% and 5%, respectively, of the Company's 1995 revenues. The Company manufactures products for many of the most popular car, light truck, sport utility and mini-van models, including eight of the top ten selling vehicles in the United States for 1995: the Ford Taurus, Escort, Explorer, Ranger and F-Series pickups, GM C/K pickups, Saturn and Toyota Camry. The Company is generally the sole supplier of the parts it sells to OEMs and will ordinarily continue to supply parts for a particular model for the life of the model, which usually ranges from three to seven years.

  The Company was formed by an investor group organized by Hidden Creek to acquire the Dura Divisions from Wickes. Following this acquisition in November 1990, Hidden Creek hired a new management team that implemented a series of strategic changes designed to improve product quality and reduce manufacturing costs through, among other things, the introduction of cellular manufacturing methods, consolidation of manufacturing facilities, improvement in inventory management and reduction of scrap. The Company also embarked upon a strategic acquisition program. In August 1994, the Company combined its operations with the Brake and Cable Business of Alkin, which significantly expanded the Company's size and capabilities. Since that acquisition, the Company has achieved significant cost savings through the consolidation of manufacturing facilities, sales, engineering and design functions and the reduction of administrative personnel. The Company has substantially completed the integration of the Brake and Cable Business and is now positioned to further expand its capabilities.

INDUSTRY TRENDS

  The Company's performance and growth is directly related to certain trends within the automotive market, including the consolidation of the component supply industry, the growth of system sourcing and the increase in global sourcing.

  Supplier Consolidation. During the 1980s, Ford, GM and Chrysler began to reduce their supplier base in certain product segments, including mechanical assemblies, awarding sole-source contracts to full-service suppliers. As a result, OEMs currently work with a smaller number of full-service suppliers, each of which supply a greater proportion of the total vehicle. These requirements can best be met by suppliers with sufficient size and financial resources to meet such demands. For full-service suppliers such as the Company, the new environment provides an opportunity to grow by obtaining business previously provided by other non-full service suppliers and by acquiring suppliers that further enhance product, manufacturing and service capabilities. OEMs rigorously evaluate suppliers on the basis of product quality, cost control, reliability of delivery, product design capability, financial strength, new technology implementation, quality and condition of facilities and overall management. Suppliers that obtain superior ratings are considered for sourcing new business; those that do not may continue their existing contracts, but normally do not receive additional business. Although these new supplier policies have already resulted in significant consolidation of component suppliers in certain segments, the Company believes that opportunities exist for further consolidation within the Company's segment. This is particularly true in Europe which has many suppliers in this segment, each with relatively small market share.

  System Sourcing. OEMs increasingly seek suppliers capable of manufacturing complete systems of a vehicle rather than suppliers who only produce the separate parts that comprise a system. By outsourcing complete systems, OEMs are able to reduce their costs associated with the design and integration of different components and improve quality by enabling their suppliers to assemble and test major portions of the vehicle prior to beginning production. The Company has capitalized on this trend by designing its mechanisms and cable systems to function together and by providing cable and mechanism designs that are integrated into the design of the entire vehicle. The Company believes it is the only North American supplier with the capability to design, manufacture and assemble a complete parking brake system and a complete hood latch system for its customers.

  Global Sourcing. Regions such as Asia, Latin America and Eastern Europe are expected to experience significant growth in vehicle demand over the next ten years. OEMs are positioning themselves to reach these emerging markets in a cost-effective manner by seeking to design and produce "world cars" which can be designed in one vehicle center but produced and sold in many different geographic markets, thereby allowing OEMs to reduce design costs and take full advantage of low-cost manufacturing locations. OEMs increasingly are requiring their suppliers to have the capability to design and manufacture their products in different geographic markets.

  The Company has formed, or is in the process of forming, strategic alliances with other suppliers throughout the world, including in Europe, Latin America and India, and is also exploring opportunities for affiliations in Asia. These strategic alliances, which range from investments in other manufacturers to informal understandings, should not only give the Company access to new geographic markets and customers, but also the capability of offering complementary products. The Company also has relocated technical personnel resources to locations in which OEMs will develop "world cars." By participating in the design of these vehicles and through implementation of manufacturing processes near the international facilities of the OEMs, the Company believes it can continue to develop its international presence.

BUSINESS STRATEGY

  The principal objective of the Company is to capitalize on opportunities created by the consolidation of the automotive mechanical assembly industry and the growth of systems sourcing on a global basis through both internal development and strategic acquisitions. The key elements of the Company's strategy include:

  Technical Design and Engineering Capabilities. The Company has maintained a technological advantage through its investment in product development and advanced engineering. The Company's Advanced Technology Group has developed many innovative features utilized in the Company's products, including self-adjust features in parking brakes and automotive cables, vacuum and electric releasing parking brake mechanisms and selector brackets on transmission shifters. The Company was the first to provide a brake cable with a ten-year-life and will manufacture and assemble the industry's first plastic pedal for the 1998 model year Chrysler

Intrepid/Concorde parking brake. The Company also designed a combination transmission shifter/four-wheel drive selector into a dual-function unit that will be manufactured for the 1999 model year Chrysler Grand Cherokee. The Company works with OEMs throughout the product development process from concept vehicle and prototype development through the design and implementation of manufacturing processes. The Company's computer-aided design systems are compatible with its major customers, enabling the Company to communicate design developments with customer engineers throughout the design and development stage.

  Efficient Manufacturing/Continuous Improvement Programs. Following the acquisition of the Dura Divisions, new management implemented a series of strategic changes designed to improve product quality and reduce manufacturing costs through, among other things, the introduction of cellular manufacturing methods, consolidation of manufacturing facilities, improvement in inventory management and reduction of scrap. The Company has also achieved significant cost savings subsequent to the acquisition of the Brake and Cable Business by implementing similar improvements to its operations as well as through the consolidation of manufacturing facilities and sales, engineering and design functions and reduction of administrative personnel. As one example of the efficiency improvements implemented by new management after the acquisition of the Dura Divisions, the Company increased inventory turnover from fewer than five times per year as of December 1990 to over 18 times per year as of June 1994. In August 1994, the Company acquired the Brake and Cable Business of Alkin. Despite the disproportionately higher level of inventories maintained in the Brake and Cable Business, the Company further increased inventory turnover to over 20 times per year as of June 1996. The improvements implemented by management can be further illustrated in the improved gross margin levels from 10.1% in 1991 to 14.3% for the six months ended June 30, 1996. The Company believes it can continue to improve its manufacturing processes in the future.

  Strategic Acquisitions. The Company believes that the continuing trend toward supplier consolidation in certain product segments, together with recent system and global sourcing trends, will provide attractive opportunities to acquire high-quality companies whose acquisition will allow the Company to expand into new geographic markets, add new customers, provide new product, manufacturing and service capabilities or increase model penetration with existing customers. The Company's acquisition of the Brake and Cable Business from Alkin is a result of this initiative, providing additional product capabilities such as automotive cables, enhanced system capabilities including both mechanisms and cables and new customers such as Nissan Motor Co. Ltd. The Company currently is targeting acquisitions that will strengthen its ability to supply its products in Europe and other markets outside of North America. In addition, the Company also is seeking to acquire transmission shifter cable technology, which will further enhance the Company's complete system capabilities. The Company is also focused on expanding its product lines to include pedal boxes (gas, brake and clutch pedal units) or other latching mechanisms. The Company is focusing on automotive assemblies that utilize the Company's assembly and design capabilities and, preferably, use attaching cables to capitalize on the Company's system knowledge.

  Expanding Customer Relationships. The Company has developed strong customer relationships based on its long history of high-quality manufacturing, significant investment in design and engineering capabilities, access to and relationships with OEMs' engineering and purchasing personnel and ability to produce complete systems. Strong customer relationships allow the Company to identify business opportunities and react to customer needs in the early stages of vehicle design and, therefore, maintain and increase its volume with particular customers. The Company's strategy is to increase volume by marketing a broader range of its products to existing customers and by developing new products that complement its existing product lines. In addition to its continuing strong relationships with Ford and GM, the Company has developed a strong relationship with Toyota, which relationship has grown substantially from limited model coverage in 1991 to a full range of Toyota vehicles in 1995, including two models manufactured in Japan. The Company has also experienced significant success at Chrysler in recent months, including the award of business for the 1998 model year Intrepid/Concorde and the 1999 model year Grand Cherokee. These customer relationships are also expanding outside the North American market as the Company supplies its products on a global basis.

  Management and Workforce Incentives. The Company's leadership team has an average of 20 years of experience in the automotive supply industry and has a significant stake in the Company's success. The

Company's management team will beneficially own approximately 13% of the Common Stock after the Offering. The Company plans to provide further ownership-related incentives to other managers and salaried and hourly employees through grants under the Stock Option Plan and participation in the Employee Stock Purchase Plan. See "Management."

PRODUCTS

  The Company's products consist primarily of parking brake systems, transmission shifters, automotive cables and latches. The Company's product offerings include foot and hand operated parking brakes; manual and automatic floor mounted transmission shifters; parking brake, throttle, oil level, hood release and fuel door cables; and primary, secondary and combination hood, deck lid and tail gate latches. The Company offers parking brake and latch systems (which consist of mechanisms and cables), allowing OEMs to capitalize on the Company's expertise in manufacturing both components individually and as an integrated system.

  The following table sets forth the approximate composition by product category of the Company's revenues on a pro forma basis for the last three fiscal years:

                                                     YEAR ENDED DECEMBER 31,
                                                     ---------------------------
   PRODUCT CATEGORY                                   1993      1994      1995
   Parking brakes...................................      52%       45%       40%
   Automotive cables................................      --        27        40
   Latches..........................................      14         9         7
   Transmission shifters............................       9         6         4
   Other body hardware..............................      25        13         9
                                                     -------   -------   -------
     Total..........................................     100%      100%      100%
                                                     =======   =======   =======

CUSTOMERS AND MARKETING

  The North American automotive market is dominated by Ford, GM and Chrysler, with Japanese and foreign manufacturers capturing approximately 26% of the market. The Company supplies its products primarily to Ford, GM, Chrysler and Toyota.

  The following is a summary of the Company's customers that accounted for at least 3% of revenues in the past three fiscal years:

                                                        YEAR ENDED DECEMBER 31,
                                                        ---------------------------
                                                                          PRO FORMA
   CUSTOMER                                             1993  1994  1995    1995
   Ford................................................  46%   57%   52%      50%
   GM..................................................  35    29    35       37
   Chrysler............................................  14     9     6        6
   Toyota..............................................   3     3     5        5
   Other...............................................   2     2     2        2
                                                        ---   ---   ---      ---
     Total............................................. 100%  100%  100%     100%
                                                        ===   ===   ===      ===

  The Company's customers award contracts for a particular car model. Such contracts range from one year to the life of the model, which is generally three to seven years, and do not require the purchase by the customer of any minimum number of parts. The Company also competes for new business to supply parts for successor models and therefore is subject to the risk that the OEM will not select the Company to produce parts on a successor model. Because the Company supplies parts for a broad cross-section of both new and mature models, its reliance on any particular model is minimized. The Company manufactures products for many of the most popular car, light truck, sport utility and mini-van models, including eight of the top ten selling vehicles in the United States for 1995: the Ford Taurus, Escort, Explorer, Ranger and F-Series pickups, GM C/K pickups, Saturn and Toyota Camry. Although not comprehensive, the following table presents an overview of the major models for which the Company has orders to supply products on current or new model vehicles:

CUSTOMER                     CAR MODELS                   TRUCK MODELS
Ford............... Contour/Mystique/Mondeo,      Aerostar, Bronco, Econoline,
                    Continental/Town Car, Mark/   Expedition,
                    Mark VIII, Taurus/Sable,      Explorer/Mountaineer, F-
                    Thunderbird/Cougar            Series, Ranger, Villager,
                                                  Windstar
GM................. Achieva/Grand Am, Century,    Safari/Astro, Blazer/Jimmy,
                    Corsica/Beretta, Corvette,    C/K Truck/Tahoe/Sierra/Yukon,
                    Deville/Seville,              Silhouette/TransSport/Lumina,
                    Firebird/Camaro,              S-10 Pick-up/Sonoma/Bravada,
                    Lumina/Grand Prix/Regal,      Suburban
                    Aurora/Riviera, Caprice,
                    Olds 98/Park Avenue, Olds
                    88/Bonneville/LeSabre, all
                    Saturn models,
                    Sunfire/Cavalier
Chrysler........... Intrepid/Concorde, Neon,      Caravan, Dakota, Grand
                    Prowler, Viper                Cherokee, Ram Van, Voyager
Toyota............. Avalon, Camry, Corolla,       Previa
                    Lexus, Prizm

  Most of the parts the Company produces have a lead time of two to five years from product development to production. Examples of recently awarded new business include parking brakes and hood latches for Ford's 1999 model year DEW98, parking brakes and parking brake cables for GM's 1999 model year GMT800 Truck, parking brakes, shifters and hood release cables for Chrysler's 1999 model year Grand Cherokee, parking brakes for Chrysler's 1998 model year Intrepid/Concorde and parking brakes, hood latches and service brake pedals for Toyota's 1997 model year Previa.

DESIGN AND ENGINEERING SUPPORT

  The Company believes that engineering service and support are key factors in successfully obtaining new business. The Company utilizes program management with customer-dedicated program teams, which have full design, development, test and commercial issues under the operational control of a single manager. In addition, cross-functional teams are established for each new program to ensure proper management from program conception through product launch. Advanced technology development is used to maintain product and process technology for the Company's products, with customers often included in the product development teams.

  The Company's Technical Center is located in Rochester Hills, Michigan, which is near the development centers of each of the Company's top four customers. A separate Advanced Technology Group has been established to maintain the Company's position as a technology leader. The Advanced Technology Group has developed many innovative features in the Company's products, many of which features were developed in conjunction with the Company's customers. The Company utilizes Computer Aided Designs ("CAD") in the design process, which enables the Company to share data files with its customers' compatible systems during the design stage, improving function, fit and performance within the total vehicle. The Company also utilizes CAD links with its manufacturing facilities to assure manufacturability and quality of the designs through early involvement of the manufacturing engineers.

  The Company has more than 100 patents granted or in the application process. The patents granted expire over several years commencing in late 1996. Although the Company believes that, taken together, the patents are significant, the loss or expiration of any particular patent would not be material to the Company.

MANUFACTURING

  In manufacturing its products, the Company utilizes two different manufacturing processes, one for mechanisms and one for cables that will ultimately attach to such mechanisms, creating a system. The Company utilizes flexible manufacturing cells in both the mechanism and cable assembly processes. Manufacturing cells are clusters of individual manufacturing operations and work stations grouped in a cylindrical configuration, with the operators placed centrally within the configuration. This provides flexibility by allowing efficient changes to the number of operations each operator performs. When compared to the more traditional, less flexible assembly line process, cell manufacturing allows the Company to maintain its production output consistently with its customers' requirements and reduce the level of inventory.

  Mechanical assemblies consist of between five and 50 individual components, which are attached to form an integrated mechanism. The Company's assembly operations are performed on either dedicated, high-volume, automated assembly machines or on low capital-intensive, flexible, cell-oriented assembly units capable of low or high volume production runs. The assembly operations construct the final product through welding, staking and riveting the component parts. A large portion of the component parts are purchased from outside suppliers to the Company. However, the Company manufactures its own stampings, which process consists of passing sheet metal through dies in a stamping press to form the metal into three-dimensional parts. The Company produces stamped parts using single-stage and progressive dies in presses, ranging in size from 150 to 600 tons. Through cell teams, which stress employee involvement, the Company's processes are continuously upgraded to increase flexibility, improve operating safety and minimize changeover times of the dies.

  Cables are manufactured using a variety of processes, including plastic injection molding, extrusion, wire flattening, spring making and zinc diecasting. Wire is purchased from outside suppliers and then formed into contra-twisted layers on tubular stranders and bunching machines to produce 19-wire stranded cable. Corrosion resistance is provided by a proprietary, ceramic coating applied during the stranding process. The cable then is plastic-coated by an extrusion process to provide a smooth, low coefficient surface that results in high efficiency and durability. Conduit is then produced by flattening and coiling wire, which is then extruded with a protective coating. Proprietary strand and conduit cutting machines enable efficient processing. Assembly operations are arranged in cells to minimize inventory, improve quality, reduce scrap, improve productivity and enhance employee involvement. The cables are assembled with various attachments and end fittings that allow the customer to install the cables to the appropriate mating mechanisms.

  The Company utilizes frequent communication meetings at all levels of manufacturing to provide training and instruction as well as to assure a cohesive, focused effort toward common goals. The Company encourages employee involvement in all production activity and views such involvement as a key element toward the success of the Company. The Company also aggressively pursues involvement from its suppliers, which is necessary to assure a consistent flow of raw materials and components on a timely basis with consistently high quality. The Company utilizes the component suppliers where practical in the design and prototype stages of the new product development to facilitate the most comprehensive, state-of-the-art designs available. The Company has made substantial investments in manufacturing technology and product design capability to support its products, including modern manufacturing equipment, fineblanking, sophisticated computer-aided design systems and highly-trained engineering personnel. These advanced capabilities have helped to further reduce scrap rates, ensure superior product quality and increase efficiency.

  OEMs have established quality rating systems involving rigorous inspections of suppliers' facilities and operations. OEMs' factory rating programs provide a quantitative measure of a company's success in improving the quality of its operations. The Company's facilities in Mancelona, Michigan; Hannibal (South) and Brookfield, Missouri and Matamoros, Mexico were all certified as Ford Q-1 suppliers, and the Company's remaining plants were in the process of being so certified, when the automotive industry adopted a quality rating system known as QS-9000. The Company has completed three of the five phases toward QS-9000 Company-wide registration and expects to complete the remaining phases by the end of 1996. The Q-1 and QS-9000 awards were designed by OEMs to measure quality of products and manufacturing systems. The Company believes that qualifying for such awards will make it more likely that OEMs will purchase the Company's products.

  The Company's plants have been recognized by its customers with various awards, such as the Chrysler Pentastar Award, GM Target for Excellence, Nummi Delivery Performance Award, Isuzu Quality Achievement Award and Calsonic Supplier of the Year Award.

FACILITIES

  The following table provides information regarding the Company's principal facilities. The Company believes that the productive capacity and utilization of its facilities are sufficient to allow the Company to conduct its operations in accordance with its business strategy. All of the owned facilities are subject to liens under the Bank Credit Agreement. The Company expects that all of the owned facilities will likewise be subject to liens under the New Credit Agreement.

                                         SQUARE  TYPE OF
    LOCATION                             FOOTAGE INTEREST DESCRIPTION OF USE
Mancelona, Michigan..................... 167,000  Owned   Manufacturing
Moberly, Missouri....................... 165,000  Owned   Manufacturing
East Jordan, Michigan................... 135,000  Owned   Manufacturing
Hannibal, Missouri (South)..............  90,000  Owned   Manufacturing
Rochester Hills, Michigan...............  65,000  Leased  Product Development/
                                                          Operating Headquarters
Hannibal, Missouri (North)..............  64,000  Owned   Manufacturing
Brookfield, Missouri....................  51,000  Owned   Manufacturing
Moberly, Missouri(1)....................  46,000  Leased  Manufacturing
Matamoros, Mexico.......................  42,000  Owned   Manufacturing
Minneapolis, Minnesota..................   5,700  Leased  Corporate Headquarters

- ---------------------
(1) Will be vacated by July 1, 1997.

  Management believes that substantially all of its property and equipment is in good condition and that it has sufficient capacity to meet its current manufacturing needs.

COMPETITION

  The Company operates in a highly competitive environment. The number of the Company's competitors has decreased due to the supplier consolidation resulting from changing OEM policies. The Company currently estimates that it has over 60% of the North American parking brake market. Its competitors for parking brakes include Magna International Inc. and Atwood Industries Inc., a division of Excel Corporation. The Company estimates it has over 40% of the brake cable market. Dominion Controls Company is the Company's largest competitor in brake cables. In the hood latch market, the Company estimates it has approximately 20% of the market. Competitors in the hood latch market include Magna International Inc. and the Inland Fisher Guide Division of GM. In the North American shifter market, the Company believes its share is under 5%. The Company's largest competitors in the shifter market are Grand Haven Stamped Products Co., Sparton Corp. and Atwood Industries Inc.

  The Company principally competes for new business both at the beginning of the development of new models and upon the redesign of existing models. New model development generally begins two to five years before the marketing of such models to the public. Once a producer has been designated to supply parts for a new program, an OEM usually will continue to purchase those parts from the designated producer for the life of the program, although not necessarily for a redesign. Competitive factors in the market for the Company's products include product quality and reliability, cost, timely delivery, technical expertise and development capability, new product innovation and customer service.

SUPPLIERS AND RAW MATERIALS

  The principal raw materials purchased by the Company are steel, wire and resin. The types of steel the Company purchases include hot and cold rolled, galvanized, organically coated and aluminized steel. In general the wire used by the Company is produced from steel with many of the same characteristics with the exception that it has a higher carbon content. The Company utilizes plastic resin to produce the protective coating for its cables. The Company employs just-in-time manufacturing and sourcing systems enabling it to meet customer requirements for faster deliveries while minimizing its need to carry significant inventory levels. The Company has not experienced any significant shortages of raw materials and normally does not carry inventories of raw materials or finished products in excess of those reasonably required to meet production and shipping schedules.

  The Company typically negotiates blanket purchase orders or 12-month supply agreements with integrated steel suppliers, mini-mills and service centers that have demonstrated timely delivery, quality steel and competitive prices. These relationships allow the Company to order precise quantities and types of steel for delivery on short notice, thereby permitting the Company to maintain low inventories. In addition, the Company occasionally must "spot buy" steel from service centers to meet unexpected customer demand, engineering changes or new part tool trials.

  Other raw materials purchased by the Company include dies, fasteners, springs, rivets and rubber products, all of which are available from numerous sources.

EMPLOYEES

  As of June 30, 1996, the Company employed 2,584 persons, 432 of whom are salaried and the balance of whom are paid on an hourly basis. Approximately 500 employees located at the Company's facilities in Matamoros, Mexico and East Jordan and Mancelona, Michigan are currently covered by collective bargaining agreements. The collective bargaining agreement at the Michigan facilities is with the UAW and expires in December 2000. The collective bargaining agreement at the Matamoros facility is with the Confederacion de Trabajadores de Mexico and expires in August 1997. Although management believes that the Company's relationship with its union employees at these facilities is good, there can be no assurance that the Company will be able to negotiate new agreements on favorable terms. In the event the Company is unsuccessful in negotiating new agreements, these facilities could be subject to work stoppages, which would have a material adverse effect on the operations of the Company. The Company has not experienced any work stoppages and considers its relations with its employees to be good.

ENVIRONMENTAL MATTERS

  The Company is subject to the requirements of federal, state, and local environmental and occupational health and safety laws and regulations. There can be no assurance that the Company is at all times in complete compliance with all such requirements. Although the Company has made and will continue to make capital and other expenditures to comply with environmental requirements, the Company does not expect to incur material capital expenditures for environmental controls in 1996 or 1997. If a release of hazardous substances occurs on or from the Company's properties or any associated offsite disposal location, or if contamination is discovered at any of the Company's current or former properties, the Company may be held liable for remediation costs and expenses, and the amount of such liability could be material.

  In 1995, the Michigan Department of Environmental Quality ("MDEQ") requested that Wickes and the Company investigate environmental conditions at the Company's Mancelona facility and at certain adjacent property retained by Wickes. Wickes and the Company jointly completed the requested investigation and, in January of 1996, submitted the results to MDEQ. The Company is awaiting MDEQ's response to the sampling results. The Company could incur additional costs to further investigate or conduct cleanup at the facility. In 1993, the Company received requests for information pursuant to CERCLA from the U.S. EPA with respect to two landfill sites located in Toledo, Ohio. In 1994, the Company received a notice of potential liability under CERCLA from the EPA with respect to one of the sites. The Company responded to the requests and notice by explaining to the EPA that it had no involvement with these sites, which apparently ceased operations prior to the formation of the Company in 1990. The Company has received no further communications from the EPA with respect to either site.

  In connection with the Company's acquisition of certain assets from Wickes in 1990, and subject to certain limitations, Wickes agreed to indemnify the Company for environmental liabilities arising from the operation of the acquired facilities prior to the acquisition. The Company and Wickes subsequently agreed that the Company had provided Wickes with timely and adequate notice with respect to certain matters (including the matters described in the immediately preceding paragraph) and that, subject to the limitations set forth in the agreement, those matters are covered by the Wickes indemnification. There can be no assurance, however, that all costs associated with such matters will ultimately be reimbursed by Wickes. The Company does not currently believe that any liability associated with the foregoing matters will be material to the Company.

LEGAL PROCEEDINGS

  The Company faces an inherent business risk of exposure to product liability claims in the event that the failure of its products results in personal injury or death, and there can be no assurance that the Company will not experience any material product liability losses in the future. In addition, if any Company-designed products prove to be defective, the Company may be required to participate in a recall involving such products.

  In late 1994, Ford issued a recall of a series of manual-transmission Ford F-Series pick-ups to repair the self-adjust parking brakes originally manufactured by the Brake and Cable Business of Alkin. Ford had received several reports that the brakes failed. Pursuant to a letter agreement entered into in connection with the acquisition of the Brake and Cable Business, the Company agreed to reimburse Ford for up to $6.0 million of Ford's costs of the recall. The Company has reimbursed Ford for the full amount under this agreement. The Company is also involved in a product recall relating to the same issue with respect to the Ford Contour/Mystique in Europe. The Company has agreed to pay 50% of the costs of that recall not to exceed $1.0 million, which payments totalled $0.4 million as of June 30, 1996.

  The type of alleged failures that prompted the F-Series recalls have also led to a number of claims and lawsuits filed against Ford and, in certain instances, against the Company and/or Alkin. The Company may be subject to claims brought directly against the Company by injured occupants of Ford vehicles and to claims for contribution or indemnification asserted by Ford. The agreement relating to the acquisition of the Brake and Cable Business provided that the Company is liable for claims arising out of accidents that take place on or after August 31, 1994 and that the Company will be liable for other claims only to the extent any losses by Alkin relating to such claims are not paid by Alkin's insurance policies (either because they are not over the deductible amount, because Alkin's policy limits have been exceeded or because they are not covered by Alkin's insurance policies for other reasons). Two cases are currently pending directly against the Company or Alkin relating to personal injury claims, and Ford has received over 400 claims (generally for property damage) relating to alleged defects in the self-adjust parking brakes. Ford has maintained that the Company or Alkin is responsible for all damages or liabilities arising out of these claims. The Company disputes this position. By July 1996, Ford had tendered its defense of 15 such claims to Dura and Alkin, and indicated that it would look to Dura and Alkin for indemnification were Ford ultimately found to be liable and required to make any payments relating to such claims. Dura and Alkin have submitted these claims to their insurance carriers. The Company has attempted to work together with Ford to address the claims arising from the self-adjust parking brakes originally manufactured by the Brake and Cable Business of Alkin and does not believe that these claims have adversely affected its business relationship with Ford.

  From time to time, in the ordinary course of its business, the Company receives notice from a customer that a product may not be properly functioning. For example, in November 1995, the Company was notified by Chrysler that it had received reports of a number of parking brake failures in manual transmission vehicles, particularly in Europe. The Company's investigation of this matter remains in preliminary stages, and the Company has had no further contacts from Chrysler regarding this matter. It is possible that Chrysler could seek contribution from the Company for costs it incurs if a recall were undertaken or for costs associated with possible repairs.

  In January 1996, the Company was served with a complaint alleging a wrongful death as the result of injuries purportedly caused by a defectively-designed manual release for an emergency brake on a 1990 Cadillac Fleetwood. The lawsuit is in preliminary stages and has been referred to the Company's insurance carrier.

  In June 1996, the Company was served with a complaint alleging a wrongful death as the result of injuries purportedly caused by a defectively designed rear latch on a Chrysler mini-van. Chrysler and two other suppliers to Chrysler were also named as defendants in the complaint. The lawsuit is in preliminary stages and has been referred to the Company's insurance carrier. In addition, Chrysler has agreed to assume the defense of, and to indemnify the Company with respect to, this claim as long as the plaintiffs do not make any claim alleging a manufacturing defect as it relates to the Company. There can be no assurance that the plaintiffs will not make such an allegation.

  The Company believes it maintains adequate insurance, including product liability coverage, to cover the claims described above. The Company has also established reserves in amounts it believes adequate to cover any adverse judgments. However, any adverse judgment in excess of its insurance coverage and such reserves could result in a material adverse effect on the Company.

                                  MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

  The following table sets forth certain information with respect to the Directors and executive officers of the Company:

NAME                            AGE POSITION(S)
S.A. (Tony) Johnson............  56 Chairman and Director
                                    President, Chief Executive Officer and
Karl F. Storrie................  58 Director
David R. Bovee.................  46 Vice President, Chief Financial Officer and
                                    Assistant Secretary
Joe A. Bubenzer................  44 Senior Vice President
Robert R. Hibbs................  34 Vice President and Director
David P. Klosterman............  59 Vice President
John J. Knappenberger..........  49 Vice President
Milton D. Kniss................  48 Vice President
Craig L. Lamiman...............  41 Vice President
Scott D. Rued..................  39 Vice President
Neil Anderson..................  45 Director
W. H. Clement..................  68 Director
James L. O'Loughlin............  52 Director
William L. (Barry) Orscheln....  45 Director
Eric J. Rosen..................  35 Director
Barbara A. Westhues............  35 Director

  S.A. (Tony) Johnson has served as Chairman and a Director of the Company since November 1990. Mr. Johnson is the founder, Chief Executive Officer and President of Hidden Creek, a private industrial management company based in Minneapolis, Minnesota, which has provided certain management and other services to the Company. Mr. Johnson is also the President of J2R. Prior to forming Hidden Creek, Mr. Johnson served from 1985 to 1989 as Chief Operating Officer of Pentair, Inc., a diversified industrial company. From 1981 to 1985, Mr. Johnson was President and Chief Executive Officer of Onan Corp., a diversified manufacturer of electrical generating equipment and engines for commercial, defense and industrial markets. Mr. Johnson served as Chairman and a director of Automotive Industries Holding, Inc., a supplier of interior trim components to the automotive industry, from May 1990 to August 1995. Mr. Johnson is also Chairman and a director of Tower Automotive, Inc., a manufacturer of engineered metal stampings and assemblies for the automotive industry.

  Karl F. Storrie has served as President, Chief Executive Officer and a Director of the Company since March 1991. Prior to joining the Company and from 1986, Mr. Storrie was Group President of a number of aerospace manufacturing companies owned by Coltec Industries, a multi-divisional public corporation. Prior to becoming a Group President, Mr. Storrie was a Division President of two aerospace design and manufacturing companies for Coltec Industries from 1981 to 1986. During his thirty-five year career, Mr. Storrie has held a variety of positions in technical and operations management. Mr. Storrie is also a director of Argo-Tech Corporation, a manufacturer of aircraft fuel, boost and transfer pumps.

  David R. Bovee has served as Vice President and Chief Financial Officer of the Company since November 1990. Mr. Bovee also serves as Assistant Secretary for the Company. Prior to joining the Company, Mr. Bovee served as Vice President at Wickes in its Automotive Group from 1987 to 1990.

  Joe A. Bubenzer has served as Vice President Sales/Engineering since joining the Company in October 1993 and was named Senior Vice President in 1995. Prior to joining the Company, Mr. Bubenzer filled various executive positions with ITT Automotive, a supplier of components to the automotive industry, where he worked for six years, and, prior to such time, at GM, where he worked for 14 years.

  Robert R. Hibbs has served as a Director of the Company since August 1994 and as Vice President since November 1990. Mr. Hibbs, a stockholder of J2R, has also served as Vice President-Corporate Development of

Hidden Creek since January 1994 and as its Director from April 1990 through December 1993. Prior thereto, Mr. Hibbs worked in the corporate finance area with Drexel Burnham Lambert, an investment banking firm, in New York from 1988 to 1990. Mr. Hibbs is also Chairman of the Audit Committee of the Board.

  David P. Klosterman has served as Vice President of Advanced Technology Development since September 1994. Mr. Klosterman served as Vice President of Engineering for Alkin since December 1991 and prior thereto served as General Manager of Engineering for Orscheln since January 1979.

  John J. Knappenberger has served as Vice President of Quality and Materials of the Company since December 1995. Prior to joining the Company, Mr. Knappenberger was Director of Quality for Carrier Corporation's North American Operations, manufacturers of heating and air conditioning systems, from February 1992. From 1985 to 1991, Mr. Knappenberger was employed by TRW Inc., a supplier of components to the automotive industry, beginning as Director of Quality in 1985 for the Steering and Suspension Division and becoming Vice President, Quality for the Automotive Sector in 1990.

  Milton D. Kniss has served as Vice President of Operations of the Company since January 1994. From April 1991 until January 1994, Mr. Kniss served as Director of Michigan Operations for the Company. Mr. Kniss joined the predecessor in 1981 as a Divisional Purchasing Manager, served as Plant Manager of East Jordan, Michigan from 1982 until 1986, and Plant Manager of Gordonsville, Tennessee until 1991.

  Craig L. Lamiman has served as Vice President of the Company since August 1994. Prior to joining the Company, Mr. Lamiman served as Director of Industrial Relations at United Technologies Corporation, a diversified publicly-held corporation, and President and CEO of his own company in Connecticut. Mr. Lamiman served in several positions while at Pepsico, Inc. from 1980 to 1988, the most recent being as Regional Personnel Director for Pepsi-Cola International Limited (U.S.A.).

  Scott D. Rued has served as Vice President of the Company since November 1990. Mr. Rued, a stockholder of J2R, has also served as Executive Vice President and Chief Financial Officer of Hidden Creek since January 1994 and served as its Vice President--Finance and Corporate Development from June 1989 through 1993. Mr. Rued has served as Vice President, Corporate Development and a director of Tower Automotive, Inc. since April 1993. Mr. Rued served as Vice President, Chief Financial Officer and a director of Automotive Industries Holding, Inc. from April 1990 to August 1995. Mr. Rued is also a director of The Rottlund Company, Inc., a corporation engaged in the development and sale of residential real estate.

  Neil Anderson has served as a Director of the Company since August 1994. Mr. Anderson has also served as Vice President of Finance for Orscheln Management Co. since March 1991 and was named Senior Vice President of Finance in October 1995. Mr. Anderson has also served as a director for Analytical Bio Chemistry Laboratories, Inc. since June 1995.

  W. H. Clement has served as a Director of the Company since 1993. Mr. Clement serves as a consultant to Hidden Creek. From 1975 until May 1994, Mr. Clement served as Chief Executive Officer or as President of Automotive Industries Holding, Inc. and its predecessor. Mr. Clement is also a director of F&M National Corporation, a bank holding company, and Tower Automotive, Inc.

  James L. O'Loughlin has served as a Director of the Company since August 1994. Mr. O'Loughlin has also served as Vice President and General Counsel to Orscheln Management Co. since December 1987 and was named Senior Vice President in October 1995.

  William L. (Barry) Orscheln has served as a Director of the Company since August 1994. Mr. Orscheln has also served as President of Alkin (and its predecessors) since March 1994, as President of Orscheln Farm and Home since September 1995, as President of Orscheln Properties Co., L.L.C., since October 1994 and as President of Orscheln Management Co. since December 1987. Mr. Orscheln has served as a director of UMB Bank, a bank holding company, since July 1989 and as a director of Orscheln Management Co. since 1987.

  Eric J. Rosen has served as a Director of the Company since January 1995. Mr. Rosen is Managing Director of Onex Investment Corp., a diversified industrial corporation and an affiliate of Onex, and served as a Vice

President of Onex Investment Corp. from 1989 to February 1994. Prior thereto, Mr. Rosen worked in the merchant banking group at Kidder, Peabody & Co. Incorporated from 1987 to 1989. Mr. Rosen is also a director of Tower Automotive, Inc.

  Barbara A. Westhues has served as a Director of the Company since August 1994. Ms. Westhues has served on the Audit Committee since August 1994. Ms. Westhues has also served as the Controller of Orscheln Management Co. since December 1987 and was named Senior Vice President in October 1995.

  The Company currently has nine Directors, all of whom were elected pursuant to the terms of the Stockholders Agreement. Promptly following consummation of the Offering, the Company intends to appoint two additional Directors who are not otherwise affiliated with the Company or any of its stockholders. Such nominees have not been selected as of the date hereof. Each Director is elected to serve until the next annual meeting of stockholders or until a successor is duly elected and qualified. Executive officers of the Company are duly elected by the Board to serve until their respective successors are elected and qualified. There are no family relationships between any of the Directors or executive officers of the Company.

  The Company has letter agreements with Messrs. Lamiman, Klosterman and Knappenberger with respect to their employment with the Company. The agreements provide for an annual base salary of $125,000 for Mr. Lamiman, $95,000 for Mr. Klosterman and $135,000 for Mr. Knappenberger. The agreements provide that each individual is eligible for an annual bonus of up to 50% of his annual base salary and certain other benefits customary for agreements of this type.

  Certain of the Company's existing stockholders have entered into agreements pursuant to which such stockholders have agreed to vote their shares of the Company's voting stock for the election of directors designated by certain of the existing stockholders. See "--Stockholders Agreement."

  There are three Committees of the Board: the Executive Committee, the Compensation Committee and the Audit Committee. The Executive Committee, which is currently composed of Messrs. Johnson, Storrie and Orscheln, exercises the powers of the Board of Directors during intervals between Board meetings and acts as an advisory body to the Board by reviewing various matters prior to their submission to the Board. The Compensation Committee, which is currently composed of Messrs. Johnson and Orscheln, reviews and makes recommendations to the Board of Directors regarding salaries, compensation and benefits of executive officers and key employees of the Company and grants all options to purchase Common Stock of the Company. The Audit Committee is currently composed of Messrs. Hibbs, Clement, Anderson and Rosen and Ms. Westhues. Among other duties, the Audit Committee reviews the internal and external financial reporting of the Company, reviews the scope of the independent audit and considers comments by the auditors regarding internal controls and accounting procedures and management's response to these comments. The Company does not have a nominating committee. The Company intends to appoint one of the new independent directors to each of the Audit Committee and the Compensation Committee.

DIRECTOR COMPENSATION

  Directors who are not employees of the Company or any of its affiliates each receive an annual fee of $14,400 for serving as a director of the Company. In addition, each non-employee director receives $1,000 for each Board of Directors meeting attended, $500 for each committee meeting attended and reimbursement of out of pocket expenses incurred to attend such meetings.

EXECUTIVE COMPENSATION

  The following table sets forth certain information for the Company's chief executive officer and its four other most highly compensated executive officers (the "Named Executive Officers") for 1995. The Named Executive Officers did not exercise and were not granted any stock options in 1995 and did not hold any stock options as of December 31, 1995.

                          SUMMARY COMPENSATION TABLE

                                       ANNUAL COMPENSATION
                               -----------------------------------
                                                      OTHER ANNUAL  ALL OTHER
                                     SALARY   BONUS   COMPENSATION COMPENSATION
NAME AND PRINCIPAL POSITION    YEAR  ($)(1)   ($)(1)     ($)(2)       ($)(3)
Karl F. Storrie............... 1995 $258,340 $260,000   $11,775       $3,600
President and Chief Executive
Officer
Joe A. Bubenzer............... 1995  157,333  120,000     8,322        2,616
Senior Vice President
David R. Bovee................ 1995  130,833  100,000     4,389        2,832
Vice President
Milton D. Kniss............... 1995  122,000   86,000     6,250        2,776
Vice President
Craig L. Lamiman.............. 1995  125,000   28,000     8,417          231
Vice President

- ---------------------
(1) Includes amounts deferred by employees under the Company's 401(k) employee savings plan.
(2) Includes the value of personal benefits and perquisites.
(3) Includes the dollar value of premiums paid by the Company for term life insurance on behalf of the Named Executive Officers and the Company's matching 401(k) contributions.

1996 KEY EMPLOYEE STOCK OPTION PLAN

  Prior to consummation of the Offering, the Board and stockholders of the Company will approve the Stock Option Plan. The Stock Option Plan will be administered by a Compensation Committee (the "Committee") composed of non-management members of the Board, who will be appointed by the Board. Certain people who are full-time, salaried employees of the Company will be eligible to participate in the Stock Option Plan (an "Employee Participant"). The Committee will select the Employee Participants and determine the terms and conditions of the options. The Stock Option Plan will provide for the issuance of options to Employee Participants covering 600,000 shares of Class A Common Stock of the Company, subject to certain adjustments reflecting changes in the Company's capitalization.

  Options granted under the Stock Option Plan may be either incentive stock options ("ISOs") or such other forms of non-qualified stock options ("NQOs") as the Committee may determine. ISOs are intended to qualify as "incentive stock options" within the meaning of Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). The exercise price of (i) an ISO granted to an individual who owns shares possessing more than 10% of the total combined voting power of all classes of stock of the Company (a "10% Owner") will be at least 110% of the fair market value of a share of common stock on the date of grant and (ii) an ISO granted to an individual other than a 10% Owner and an NQO will be at least 100% of the fair market value of a share of Common Stock on the date of grant.

  Options granted under the Stock Option Plan may be subject to time vesting and certain other restrictions at the Committee's sole discretion. Subject to certain exceptions, the right to exercise an option generally will terminate at the earlier of (i) the first date on which the initial grantee of such option is not employed by the Company for any reason other than termination without cause, death or permanent disability or (ii) the expiration date of the option. If the holder of an option dies or suffers a permanent disability while still employed by the Company, the right to exercise all unexpired installments of such option shall be accelerated and shall vest as of the latest of the date of such death, the date of such permanent disability and the date of the discovery of such permanent disability, and such option shall be exercisable, subject to certain exceptions, for 90 days after such date. If the holder of an option is terminated without cause, to the extent the option has vested, such option will be exercisable for 30 days after such date.

  All outstanding options under the Stock Option Plan will terminate immediately prior to consummation of a liquidation or dissolution of the Company, unless otherwise provided by the Board. In the event of the sale of all or substantially all of the assets of the Company or the merger of the Company with another corporation, all restrictions on any outstanding options will terminate and Employee Participants will be entitled to the full benefit of their options immediately prior to the closing date of such sale or merger, unless otherwise provided by the Board.

  The Board generally will have the power and authority to amend the Stock Option Plan at any time without approval of the Company's stockholders; however, the Board may not amend the Stock Option Plan to materially alter the plan eligibility requirements, number of shares issuable under the plan or benefits to participants in the plan without the approval of the Company's stockholders. No options have been granted under the Stock Option Plan to date. Immediately following the consummation of the Offering, the Company intends to grant to Karl F. Storrie, President and Chief Executive Officer of the Company, and John J. Knappenberger, Vice President of the Company, options to purchase 80,000 shares and 22,600 shares, respectively, of Class A Common Stock at an exercise price equal to the initial public offering price per share. One-half of Mr. Storrie's options will vest on the first anniversary of the date of grant, and one-half will vest on the second anniversary of the date of grant. All of Mr. Knappenberger's options will vest on the six-month anniversary of the date of grant.

EMPLOYEE STOCK DISCOUNT PURCHASE PLAN

  The Employee Stock Purchase Plan will be approved by the Board and stockholders prior to the consummation of the Offering. The Employee Stock Purchase Plan will be established to give employees desiring to do so a convenient means of purchasing shares of Common Stock through payroll deductions. The Employee Stock Purchase Plan will provide an incentive to participate by permitting purchases at a discounted price. The Company believes that ownership of stock by employees will foster greater employee interest in the success, growth and development of the Company.

  Subject to certain restrictions, each employee of the Company who is a U.S. resident or a U.S. citizen temporarily on location at a facility outside of the U.S. will be eligible to participate in the Employee Stock Purchase Plan if he or she has been employed by the Company for more than six months. Participation will be discretionary with each eligible employee. The Company will reserve 500,000 shares of Class A Common Stock for issuance in connection with the Employee Stock Purchase Plan. Each eligible employee will be entitled to purchase a maximum of 200 shares per year. Elections to participate and purchases of stock will be made on a quarterly basis. Each participating employee contributes to the Employee Stock Purchase Plan by choosing a payroll deduction in any specified amount, with a minimum deduction of $10 per payroll period. A participating employee may increase or decrease the amount of his/her payroll deduction, including a change to a zero deduction as of the beginning of any calendar quarter. Elected contributions will be credited to participants' accounts at the end of each calendar quarter. In addition, employees may make lump sum contributions at the end of the year to enable them to purchase the maximum number of shares available for purchase during the plan year.

  Each participating employee's contributions will be used to purchase shares for the employee's share account within 15 days after the last day of each calendar quarter. The cost per share is 85% of the lower of the closing price of the Company's Class A Common Stock on the Nasdaq National Market on the first or the last day of the calendar quarter. The number of shares purchased on each employee's behalf and deposited in his/her share account will be based on the amount accumulated in such participant's cash account and the purchase price for shares with respect to any calendar quarter. Shares purchased under the Employee Stock Purchase Plan carry full rights to receive dividends declared from time to time. Under the Employee Stock Purchase Plan any dividends attributable to shares in the employee's share account will be automatically used to purchase additional shares for such employee's share account. Share distributions and share splits will be credited to the participating employee's share account as of the record date and effective date, respectively. A participating employee will have full ownership of all shares in his/her share account and may withdraw them for sale or otherwise by written request to the Committee following the close of each calendar quarter. Subject to applicable federal securities and tax laws, the Board of Directors will have the right to amend or to terminate the Employee Stock Purchase Plan. Amendments to the Employee Stock Purchase Plan will not affect a participating employee's right to the benefit of the contributions made by such employee prior to the date of any such amendment. In the event the Employee Stock Purchase Plan is terminated, the Committee will be required to distribute all shares held in each participating employee's share account plus an amount of cash equal to the balance in each participating employee's cash account.

INDEPENDENT DIRECTOR STOCK OPTION PLAN

  The Director Option Plan will be approved by the Board and stockholders prior to the consummation of the Offering. The Director Option Plan will be established to encourage stock ownership by certain Directors of the Company and to provide those individuals with an additional incentive to manage the Company and to provide a form of compensation that will attract and retain highly qualified individuals as members of the Board. The Director Option Plan will provide for the issuance of options to independent Directors, as defined, covering 100,000 shares of Class A Common Stock of the Company, subject to certain adjustments reflecting changes in the Company's capitalization.

  The terms of each option granted under the Director Option Plan may not exceed ten years from the date of grant. The option price for each option must equal 100% of the fair market value of the Company's Class A Common Stock on the date the option is granted. In general, no option may be exercised in whole or in part prior to the expiration of at least six months from the date of grant of the option. In consideration of the grant of an option, an optionee is required to agree to continue to serve as a director of the Company for the lesser of 12 months from the date the option is granted or for the remainder of the optionee's term as a Director of the Company. Notwithstanding this requirement, nothing contained in the Director Option Plan or any agreement to be executed pursuant to the Director Option Plan will obligate the Company, its Board or its stockholders to retain an optionee as a Director of the Company. No options have been granted under the Director Option Plan to date.

STOCKHOLDERS AGREEMENT

  On August 31, 1994, the Company, Onex, J2R, Alkin and certain individuals named therein (including members of the Company's management) entered into a Stockholders Agreement (as amended, the "Stockholders Agreement"). Concurrently with the Offering, the Stockholders Agreement will be amended and restated to require all the parties thereto to vote their shares of Common Stock and take any other action necessary to ensure the Board will be comprised of eleven persons, seven of whom, including the two independent directors, shall be designated by Onex, J2R and certain stockholders affiliated with Hidden Creek (collectively, the "MC Stockholders") and four of whom shall be designated by Alkin (the "Alkin Stockholders"). The voting provision terminates automatically when the Alkin Stockholders cease to own at least 10% of the outstanding Common Stock. The Stockholders Agreement also contains provisions granting the parties thereto certain tag-along rights allowing them to sell their shares in certain private sales of Common Stock initiated by the other parties to the Stockholders Agreement. The Stockholders Agreement also provides that the affirmative vote of two-thirds of the Board is required to issue any Preferred Stock (as defined below) of the Company. The Stockholders Agreement also binds subsequent transferees who have acquired their shares in private sales from the parties to the Stockholders Agreement. Subject to certain exemptions, each of Alkin, Onex, J2R and the MC Stockholders have agreed not to compete with the business of the Company for a period of five years after the date of the original Stockholders Agreement and Onex, J2R, the MC Stockholders and the Company have agreed not to compete with the business of Alkin during that period. J2R, Onex and Messrs. Johnson, Rued and Hibbs have also entered into an agreement requiring the parties to vote their shares of Common Stock as directed by Onex, and providing Onex with certain first offer rights in connection with private sales of Common Stock.

                             CERTAIN TRANSACTIONS

  On August 31, 1994, MCHC, Alkin and all of the existing stockholders of MCHC entered into an agreement whereby stockholders of MCHC contributed all shares of MCHC common stock to the Company in return for shares of Class A Common Stock. Alkin contributed the Brake and Cable Business to the Company in return for (i) 2,206,890 shares of Class B Common Stock, (ii) an option to purchase up to an additional 14,420 shares of Class B Common Stock at an exercise price of $1.45 per share and (iii) cash consideration, net of assumed indebtedness, of approximately $40 million. In addition to borrowings under the Bank Credit Agreement, in financing such transaction, the Company borrowed an aggregate of $4.0 million, evidenced by the Notes, from certain stockholders of the Company, including Onex ($1.8 million), J2R ($0.2 million) and Alkin ($2.0 million). See "Use of Proceeds."

  In connection with the acquisition of the Brake and Cable Business, the Company entered into agreements with Alkin whereby the Company receives services related to data processing, payroll, personnel administration and other administrative matters. Amounts paid under these agreements were $570,000 in 1994, $1,788,000 in 1995 and $370,000 in the six-month period ended June 30, 1996. In addition, the Company and Alkin agreed to supply each other's operations with certain items necessary for the manufacture of their respective products. These supply agreements are for periods of up to five years and the Company is required to purchase such supplies from Alkin only so long as the supply terms remain no less favorable than could be obtained from an independent party.

  In November 1990, the Company's predecessor entered into a Management Agreement with Hidden Creek, an affiliate of the Company. On August 31, 1994, the Company and Hidden Creek entered into a new Management Agreement, and the prior agreement was terminated. Pursuant to the Management Agreements, Hidden Creek has provided strategic direction, management and financial and administrative services to the Company. In exchange for such services, the Company has paid monthly management fees to Hidden Creek. Total management fees under such agreements were approximately $500,000 for 1993, $554,000 for 1994, $733,000 for 1995 and $500,000 for the six months ended June 30, 1996.
Although the current Management Agreement will be terminated upon completion of the Offering, certain officers and employees of Hidden Creek will continue to provide services to the Company. A portion of the salaries and expenses of the Hidden Creek officers and employees will be allocated to the Company. The Company also paid to Hidden Creek fees of approximately $500,000 in connection with the acquisition of the Brake and Cable Business from Alkin and fees of approximately $250,000 in connection with the sale of the Window Regulator Business to Rockwell.

  On June 26, 1995, the Company sold an aggregate of 78,819 shares of Class B Common Stock to certain management employees at a purchase price of $2.69 per share and 70,500 shares of Class B Common Stock to certain management employees at a purchase price of $1.96 per share, pursuant to agreements entered into in May 1995 and August 1994, respectively. In connection therewith, Messrs. Klosterman, Kniss and Lamiman, each an executive officer of the Company, purchased 35,250, 8,812 and 35,250 shares, respectively. In connection with such sale, the Company loaned funds to finance up to half of the purchase price for such shares at an interest rate equal to the base rate of the Company's senior lender plus 1.5% (9.75% at June 30, 1996) and a scheduled maturity on the earlier of (i) June 26, 2000 or (ii) the date such employee sells such shares.

  The Company has granted registration rights to certain of its existing stockholders, including Onex, J2R, Alkin and Messrs. Johnson, Storrie, Bubenzer, Bovee, Kniss, Klosterman and Lamiman. See "Shares Eligible for Future Sale--Registration Agreement."

                            PRINCIPAL STOCKHOLDERS

  The Company currently has four classes of Common Stock outstanding. Immediately prior to and contingent upon the Offering, the Company's four classes of Common Stock will be converted into Class B Common Stock. The Class A Common Stock being offered hereby and the Class B Common Stock will be substantially identical except with respect to voting and conversion rights. Each share of Class A Common Stock is entitled to one vote and each share of Class B Common Stock is entitled to ten votes. Except as otherwise required by law or by the Restated Certificate, the Class A Common Stock and the Class B Common Stock will vote together as a single class on all matters submitted to a vote of the stockholders, including the election of Directors. In addition, the Class B Common Stock is convertible at any time at the option of the holder thereof, and is mandatorily convertible upon any transfer thereof (except to affiliates) and at any time that the MC Stockholders and their affiliates, in the aggregate, do not hold at least 10% of the total outstanding shares of Common Stock, into shares of Class A Common Stock on a share-for-share basis. All of the Company's existing stockholders will receive shares of Class B Common Stock in the Recapitalization. The number of shares of Class B Common Stock that will be issued as a result of the conversion of the Company's existing classes of Common Stock will be determined according to the relative preference rankings of such existing Common Stock and the initial public offering price of the Class A Common Stock.

  The table below sets forth certain information regarding the equity ownership of the Company as of June 30, 1996 and immediately following the Offering (in each case giving effect to the Recapitalization at an assumed initial public offering price of $15.00 per share), by (i) each person or entity known to the Company who beneficially owns five percent or more of the Common Stock of the Company, (ii) each Director and Named Executive Officer and (iii) all Directors and executive officers of the Company as a group. Unless otherwise stated, each of the persons named in the table has sole voting and investment power with respect to the securities beneficially owned by it or him as set forth opposite its or his name. Beneficial ownership of the Common Stock listed in the table has been determined in accordance with the applicable rules and regulations promulgated under the Exchange Act. The actual number of shares to be issued to each existing stockholder in the Recapitalization is subject to change based upon changes in the assumed initial public offering price.

                            COMMON STOCK OWNED                   COMMON STOCK OWNED
                          PRIOR TO THE OFFERING                  AFTER THE OFFERING
                          -------------------------  -------------------------------------------
                                                       NUMBER   PERCENTAGE   NUMBER   PERCENTAGE
                                                     OF SHARES  OF SHARES  OF SHARES  OF SHARES
                                                     OF CLASS A OF CLASS A OF CLASS B OF CLASS B
                            NUMBER      PERCENTAGE     COMMON     COMMON     COMMON     COMMON
NAME AND ADDRESS          OF SHARES      OF SHARES     STOCK      STOCK      STOCK      STOCK
Onex DHC LLC (1)(2).....      2,791,364        55.7%     --         --     2,791,364     55.7%
Alkin Co. (2)(3)........      2,221,310        44.3      --         --     2,221,310     44.3
J2R Corporation (2)(4)..        409,291         8.2      --         --       409,291      8.2
S. A. Johnson (2)(4)....        468,959         9.4      --         --       468,959      9.4
Karl F. Storrie (2).....        139,531         2.8      --         --       139,531      2.8
David R. Bovee (2)......         41,308           *      --         --        41,308        *
Joe A. Bubenzer (2).....         35,814           *      --         --        35,814        *
Robert R. Hibbs (2)(5)..        432,240         8.6      --         --       432,240      8.6
David P. Klosterman
 (2)....................         35,250           *      --         --        35,250        *
John J. Knappenberger...             --          --      --         --            --       --
Milton D. Kniss (2).....         17,992           *      --         --        17,992        *
Craig L. Lamiman (2)....         35,250           *      --         --        35,250        *
Neil Anderson (2)(3)....      2,221,310        44.3      --         --     2,221,310     44.3
W. H. Clement (2).......             --          --      --         --            --       --
James L. O'Loughlin
 (2)(3).................      2,221,310        44.3      --         --     2,221,310     44.3
William L. Orscheln
 (2)(3).................      2,221,310        44.3      --         --     2,221,310     44.3
Eric J. Rosen (1)(2)....      2,791,364        55.7      --         --     2,791,364     55.7
Scott D. Rued (2)(6)....        455,189         9.1      --         --       455,189      9.1
Barbara A. Westhues
 (2)(3).................      2,221,310        44.3      --         --     2,221,310     44.3
All Directors and
 executive officers as a
 group
 (16 persons)...........      4,858,094        96.9      --         --     4,858,094     96.9

- ---------------------
*Less than one percent.

(1) Reflects shares of Class B Common Stock held by Onex DHC LLC, which has shared voting power over 2,791,364 shares of Common Stock (see footnote
     (2)) and sole dispositive power over 1,793,833 shares of Class B Common Stock. Mr. Rosen, a Director of the Company, is Managing Director of Onex Investment Corp. and disclaims beneficial ownership of all shares of Common Stock owned by Onex DHC LLC. Onex DHC LLC and Onex Investment Corp. are both wholly owned subsidiaries of Onex Corporation. The address for Onex DHC LLC and Mr. Rosen is c/o Onex Investment Corp., 712 Fifth Avenue, 40th Floor, New York, New York 10019.

(2) Onex, J2R, Messrs. Johnson, Storrie, Bovee, Bubenzer, Hibbs, Klosterman, Kniss, Lamiman, Clement, Rosen and Rued and certain of the Company's other existing stockholders have entered into agreements pursuant to which such stockholders agreed to vote their shares of Common Stock in the same manner as Onex votes its shares on all matters presented to the Company's stockholders for a vote and, to the extent permitted by law, granted to Onex a proxy to effectuate such agreement. As a result, Onex will have voting control of approximately 53.0% of the Common Stock following the completion of the Offering (52.6% if the Underwriters' over-allotment option is exercised in full). All of the Company's existing stockholders, including Alkin, have entered into an agreement providing for the election of the Board. As a result, such stockholders will collectively have voting control over 94.9% of the Common Stock following the completion of the Offering (94.2% if the Underwriters' over-allotment option is exercised in full).

(3) Includes 14,420 shares issuable upon the exercise of a currently exercisable option issued to Alkin in connection with the Company's acquisition of the Brake and Cable Business. Alkin has granted each of Messrs. Anderson and O'Loughlin and Ms. Westhues options to acquire 13,218 shares of the Class B Common Stock owned by Alkin. Messrs. Anderson, O'Loughlin and Orscheln and Ms. Westhues are officers of Alkin and, other than Mr. Orscheln, each disclaims beneficial ownership of the shares owned by Alkin other than the shares subject to each of their outstanding options. The address for Alkin is 2000 U.S. Highway 63 South, Moberly, Missouri 65270, and the address of each such individual is c/o Alkin at the same address.

(4) Includes 409,291 shares owned by J2R, of which Mr. Johnson is President, and 59,668 shares owned by Mr. Johnson. The address for Mr. Johnson and J2R is c/o Dura Automotive Systems, Inc., 4508 IDS Center, Minneapolis, Minnesota 55402.

(5) Includes 409,291 shares owned by J2R, of which Mr. Hibbs is a stockholder, and 22,949 shares owned by Mr. Hibbs. Mr. Hibbs disclaims beneficial ownership of the shares owned by J2R. The address for Mr. Hibbs is c/o Dura Automotive Systems, Inc., 4508 IDS Center, Minneapolis, Minnesota 55402.

(6) Includes 409,291 shares owned by J2R, of which Mr. Rued is a stockholder, and 45,898 shares owned by Mr. Rued. Mr. Rued disclaims beneficial ownership of the shares owned by J2R. The address for Mr. Rued is c/o Dura Automotive Systems, Inc., 4508 IDS Center, Minneapolis, Minnesota 55402.

                         DESCRIPTION OF CAPITAL STOCK

GENERAL MATTERS

  The Company currently has four classes of Common Stock outstanding. Immediately prior to and contingent upon the Offering, the Company's four classes of Common Stock will be converted into Class B Common Stock. All of the Company's existing stockholders will receive shares of Class B Common Stock in the Recapitalization. The number of shares of Class B Common Stock that will be issued as a result of the conversion of the Company's existing classes of Common Stock will be determined according to the relative preference rankings of such existing Common Stock and the initial public offering price of the Class A Common Stock.

  At the time of the Offering, after giving effect to the Recapitalization, the total amount of authorized capital stock of the Company will consist of 30,000,000 shares of Class A Common Stock, par value $0.01 per share, 10,000,000 shares of Class B Common Stock, par value $0.01 per share and 5,000,000 shares of Preferred Stock, par value $1.00 per share (the "Preferred Stock"). Giving effect to the Recapitalization and upon completion of the Offering, 2,700,000 shares of Class A Common Stock, 4,998,254 shares of Class B Common Stock and no shares of Preferred Stock will be issued and outstanding. The discussion herein describes the Company's capital stock, the Restated Certificate and By-laws as anticipated to be in effect upon consummation of the Offering. The following summary of certain provisions of the Company's capital stock describes all material provisions of, but does not purport to be complete and is subject to, and qualified in its entirety by, the Restated Certificate and the By-laws of the Company that are included as exhibits to the Registration Statement of which this Prospectus forms a part and by the provisions of applicable law. As of June 30, 1996 (without giving effect to the Recapitalization), the Company had 283,589 shares of Common Stock outstanding held by 35 holders of record.

  The Restated Certificate and By-laws will contain certain provisions that are intended to enhance the likelihood of continuity and stability in the composition of the Board and which may have the effect of delaying, deferring or preventing a future takeover or change in control of the Company unless such takeover or change in control is approved by the Board.

CLASS A COMMON STOCK

  The shares of Class A Common Stock being offered by the Company will be, upon payment therefor, validly issued, fully paid and nonassessable. Subject to the prior rights of the holders of any Preferred Stock, the holders of outstanding shares of Class A Common Stock will be entitled to receive dividends out of assets legally available therefor at such time and in such amounts as the Board may from time to time determine. See "Dividend Policy." The shares of Class A Common Stock will not be convertible and the holders thereof will have no preemptive or subscription rights to purchase any securities of the Company. Upon liquidation, dissolution or winding up of the Company, the holders of Class A Common Stock will be entitled to receive pro rata the assets of the Company which are legally available for distribution, after payment of all debts and other liabilities and subject to the prior rights of any holders of Preferred Stock then outstanding. Each outstanding share of Class A Common Stock will be entitled to one vote on all matters submitted to a vote of stockholders. Except as otherwise required by law or the Restated Certificate, the Class A Common Stock and Class B Common Stock will vote together on all matters submitted to a vote of the stockholders, including the election of Directors.

  Application has been made for quotation of the Class A Common Stock on the Nasdaq National Market under the symbol "DRRA."

CLASS B COMMON STOCK

  The issued and outstanding shares of Class B Common Stock generally will have identical rights to those of the Class A Common Stock except with respect to voting power and conversion rights. Each share of Class B Common Stock will be entitled to ten votes on all matters submitted to a vote of stockholders, as compared to one vote for each share of Class A Common Stock. Class B Common Stock will be convertible at the option of the holder, and mandatorily convertible upon any transfer thereof (except to affiliates) and at any time that the MC Stockholders and their affiliates, in the aggregate, do not beneficially own at least 10% of the total outstanding shares of Common Stock, into Class A Common Stock on a share-for-share basis. The Class B Common Stock will not be registered under the Securities Act and will not be listed for trading on any national securities exchange or on the Nasdaq National Market.

PREFERRED STOCK

  The Board may, without further action by the Company's stockholders, from time to time, direct the issuance of shares of Preferred Stock in series and may, at the time of issuance, determine the rights, preferences and limitations of each series. Satisfaction of any dividend preferences of outstanding shares of Preferred Stock would reduce the amount of funds available for the payment of dividends on shares of Common Stock. Holders of shares of Preferred Stock may be entitled to receive a preference payment in the event of any liquidation, dissolution or winding-up of the Company before any payment is made to the holders of shares of Common Stock. Under certain circumstances, the issuance of shares of Preferred Stock may render more difficult or tend to discourage a merger, tender offer or proxy contest, the assumption of control by a holder of a large block of the Company's securities or the removal of incumbent management. Upon the affirmative vote of a majority of the total number of Directors then in office, the Board, without stockholder approval, may issue shares of Preferred Stock with voting and conversion rights which could adversely affect the holders of shares of Common Stock. Upon consummation of the Offering, there will be no shares of Preferred Stock outstanding, and the Company has no present intention to issue any shares of Preferred Stock. The Stockholders Agreement provides that the affirmative vote of two-thirds of the Board is required to issue any Preferred Stock.

CERTAIN PROVISIONS OF THE AMENDED AND RESTATED CERTIFICATE OF INCORPORATION AND BY-LAWS

  The Restated Certificate will provide that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. The Restated Certificate and the By-laws will provide that, except as otherwise required by law, special meetings of the stockholders can only be called by the Chairman of the Board or the President of the Company, or pursuant to a resolution adopted by a majority of the Board. Stockholders will not be permitted to call a special meeting or to require the Board to call a special meeting.

  The By-laws will establish an advance notice procedure for stockholder proposals to be brought before an annual meeting of stockholders of the Company, including proposed nominations of persons for election to the Board.

  Stockholders at an annual meeting may only consider proposals or nominations specified in the notice of meeting or brought before the meeting by or at the direction of the Board or by a stockholder who was a stockholder of record on the record date for the meeting, who is entitled to vote at the meeting and who has given to the Company's Secretary timely written notice, in proper form, of the stockholder's intention to bring that business before the meeting. Although the By-laws will not give the Board the power to approve or disapprove stockholder nominations of candidates or proposals regarding other business to be conducted at a special or annual meeting, the By-laws may have the effect of precluding the conduct of certain business at a meeting if the proper procedures are not followed or may discourage or defer a potential acquiror from conducting a solicitation of proxies to elect its own slate of Directors or otherwise attempting to obtain control of the Company.

  The Restated Certificate and By-laws will provide that the affirmative vote of holders of at least 80% of the total votes eligible to be cast in the election of Directors will be required to amend, alter, change or repeal certain of their provisions. This requirement of a super-majority vote to approve amendments to the Restated Certificate and By-laws could enable a minority of the Company's stockholders to exercise veto power over any such amendments. In addition, the Class B Common Stock has ten votes, as compared to one vote for each share of

Class A Common Stock, on all matters, including the election of Directors, to come before the stockholders. By virtue of such stock ownership, the holders of the Class B Common Stock will be able to control the vote on all matters submitted to a vote of the holders of Common Stock, including the election of Directors, amendments to the Restated Certificate and By-laws and approval of significant corporate transactions. Such concentration of ownership could also have the effect of delaying, deterring or preventing a change in control of the Company that might otherwise be beneficial to stockholders. See "Risk Factors--Controlling Stockholder."

CERTAIN PROVISIONS OF DELAWARE LAW

  Following the consummation of the Offering, the Company will be subject to the "business combination" provisions of the Delaware General Corporation Law. In general, such provisions prohibit a publicly held Delaware corporation from engaging in various "business combination" transactions with any "interested stockholder" for a period of three years after the date of the transaction in which the person became an "interested stockholder," unless (i) the transaction is approved by the Board of Directors prior to the date the "interested stockholder" obtained such status, (ii) upon consummation of the transaction which resulted in the stockholder becoming an "interested stockholder," the "interested stockholder," owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the number of shares outstanding those shares owned by (a) persons who are directors and also officers and (b) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer, or (iii) on or subsequent to such date the "business combination" is approved by the board of directors and authorized at an annual or special meeting of stockholders by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the "interested stockholder." A "business combination" is defined to include mergers, asset sales and other transactions resulting in financial benefit to a stockholder. In general, an "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of a corporation's voting stock. The statute could prohibit or delay mergers or other takeover or change in control attempts with respect to the Company and, accordingly, may discourage attempts to acquire the Company.

LIMITATIONS ON LIABILITY AND INDEMNIFICATION OF OFFICERS AND DIRECTORS

  The Restated Certificate will limit the liability of Directors to the fullest extent permitted by the Delaware General Corporation Law. In addition, the Restated Certificate will provide that the Company shall indemnify Directors and officers of the Company to the fullest extent permitted by such law. The Company anticipates entering into indemnification agreements with its current Directors and executive officers prior to the completion of the Offering.

TRANSFER AGENT AND REGISTRAR

  The Transfer Agent and Registrar for the Class A Common Stock will be Firstar Trust Company.

                        SHARES ELIGIBLE FOR FUTURE SALE

  Prior to the Offering there has been no market for the Common Stock of the Company. The Company can make no predictions as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price prevailing from time to time. Nevertheless, sales of significant amounts of the Class A Common Stock in the public market, or the perception that such sales may occur, could adversely affect prevailing market prices. See "Risk Factors--Shares Eligible for Future Sale."

  Upon completion of the Offering, the Company expects to have 7,698,254 shares of Common Stock outstanding. Of these shares, the 2,700,000 shares of Class A Common Stock sold in the Offering (3,105,000 shares if the Underwriters' over-allotment option is exercised in full) will be freely tradeable without restriction under the Securities Act, except for any such shares which may be acquired by an "affiliate" of the Company (an "Affiliate") as that term is defined in Rule 144 under the Securities Act, which shares will be subject to the resale limitations of Rule 144. The remaining outstanding shares of Common Stock held by existing stockholders upon completion of the Offering will be "restricted securities" (as that phrase is defined in Rule 144) and may not be resold in the absence of registration under the Securities Act or pursuant to exemptions from such registration, including among others, the exemptions provided by Rule 144 under the Securities Act.

  In general, under Rule 144 as currently in effect, beginning 90 days after the date of this Prospectus, if a period of at least two years has elapsed since the later of the date the restricted securities were acquired from the Company and the date they were acquired from an Affiliate, then the holder of such restricted securities (including an Affiliate) is entitled to sell a number of shares within any three-month period that does not exceed the greater of 1% of the then outstanding shares of the Class A Common Stock (approximately 27,000 shares immediately after the Offering) or the average weekly reported volume of trading of the Class A Common Stock on the Nasdaq National Market during the four calendar weeks preceding such sale. The holder may only sell such shares through unsolicited brokers' transactions. Sales under Rule 144 are also subject to certain requirements pertaining to the manner of such sales, notices of such sales and the availability of current public information concerning the Company. Affiliates may sell shares not constituting restricted shares in accordance with the foregoing volume limitations and other requirements but without regard to the two-year holding period. Under Rule 144(k), if a period of at least three years has elapsed between the later of the date restricted securities were acquired from the Company and the date they were acquired from an Affiliate, as applicable, a holder of such restricted securities who is not an Affiliate at the time of the sale and has not been an Affiliate for at least three months prior to the sale would be entitled to sell the shares immediately without regard to the volume limitations and other conditions described above. In June 1995, the Commission proposed reducing the two and three-year holding period under Rule 144 described above to one and two years, respectively.

  Without giving effect to the contractual restrictions described below, 4,854,317 shares of Class A Common Stock (represented by currently outstanding shares of Class B Common Stock) will be eligible for sale in the public market under Rule 144, subject to the volume limitations and the other conditions described above, 90 days after the date of this Prospectus.

  The Company and certain of its existing stockholders, who in aggregate own 4,998,254 shares of Common Stock, will agree that, for a period of 180 days after the date of this Prospectus, they will not, without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, offer, sell, contract to sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exercisable or exchangeable for Common Stock other than sales of Class A Common Stock under the Underwriting Agreement (as defined) or the issuance of shares of Class A Common Stock upon the exercise of outstanding options.

REGISTRATION AGREEMENT

  The Company, Onex, J2R, Alkin and the management stockholders named therein (the "Management Stockholders") are parties to a registration agreement (the "Registration Agreement") dated August 31, 1994. Under the Registration Agreement, the holders of a majority of shares of Common Stock held by Onex, J2R and the Management Stockholders, as a group, or the holders of a majority of shares of Common Stock held by Alkin, each have the right at any time, subject to certain conditions, to require the Company to register any and all of their shares of Common Stock under the Securities Act on Form S-1 (a "Long-Form Registration") on four occasions at the Company's expense and on Form S-2 or Form S-3 (a "Short-Form Registration") on an unlimited number of occasions at the Company's expense. The Company is not required, however, to effect any such Long-Form Registration or Short-Form Registration within six months after the effective date of a prior demand registration or a registration in which the holders of registrable securities were given piggyback rights with no cutbacks and may postpone the filing of such registration for up to six months if the holders of a majority of the registrable securities agree that such a registration would likely have a material adverse effect on the Company. In addition, such parties are entitled to request the inclusion of any Common Stock subject to the Registration Agreement in any registration statement at the Company's expense whenever the Company proposed to register any of its securities under the Securities Act, subject to certain conditions. In connection with all registrations, the Company has agreed to indemnify all holders of registerable securities against certain liabilities, including liabilities under the Securities Act. Beginning 180 days after the date of the Prospectus, the holders of an aggregate of 4,998,254 shares of Common Stock will have registration rights pursuant to the Registration Agreement.

                                 UNDERWRITING

  The Underwriters named below (the "Underwriters") for whom Donaldson, Lufkin & Jenrette Securities Corporation, Morgan Stanley & Co. Incorporated and Robert W. Baird & Co. Incorporated are acting as representatives (the "Representatives"), have severally agreed, subject to the terms and conditions of an underwriting agreement (the "Underwriting Agreement"), to purchase from the Company the respective number of shares of Class A Common Stock set forth opposite their names below:

                                                                   NUMBER OF
                                                               SHARES OF CLASS A
   UNDERWRITER                                                   COMMON STOCK
   Donaldson, Lufkin & Jenrette Securities Corporation........
   Morgan Stanley & Co. Incorporated..........................
   Robert W. Baird & Co. Incorporated.........................
                                                                   ---------
           Total..............................................     2,700,000
                                                                   =========

  The Underwriting Agreement provides that the obligations of the several Underwriters to pay for and accept delivery of the shares of the Class A Common Stock offered hereby are subject to approval of certain legal matters by counsel and to certain other conditions. The Underwriters are obligated to take and pay for all the shares of the Class A Common Stock if any are taken.

  The Representatives have advised the Company that the Underwriters propose to offer the shares of the Class A Common Stock in part directly to the public initially at the public offering price set forth on the cover page of this Prospectus and in part to certain dealers at such price less a concession not
in excess of $   per share; that the Underwriters may allow, and such dealers
may reallow, a concession not in excess of $   per share on sales to other
dealers; and that after the initial public offering, the public offering price and other selling terms may be changed by the Representatives. The Underwriters have informed the Company that they do not intend to confirm sales to any accounts over which they exercise discretionary authority.

  The Company has granted to the Underwriters an option, exercisable for 30 days from the date of this Prospectus, to purchase up to an aggregate of 405,000 additional shares of Class A Common Stock at the initial public offering price less underwriting discounts and commissions. The Underwriters may exercise such option only for the purpose of covering over-allotments, if any, incurred in connection with the sales of Class A Common Stock offered hereby. To the extent that the Underwriters exercise such option, each Underwriter will become obligated, subject to certain conditions, to purchase the same percentage of such additional shares as the number of other shares to be purchased by that Underwriter bears to the total number of shares set forth on the cover page of this Prospectus.

  At the request of the Company, the Underwriters have reserved up to 135,000 shares of Class A Common Stock for sale at the initial public offering price to directors, officers, employees and business associates of the Company. Any reserved shares which are not so purchased will be offered by the Underwriters to the general public on the same basis as the other shares offered hereby.

  The Company and certain of its existing stockholders, who own an aggregate of 4,998,254 shares of Common Stock, have agreed prior to the consummation of the offering with the Underwriters, not to offer, sell, contract to sell, grant any other option to purchase or otherwise dispose of any shares of the Common Stock or any securities convertible into or exercisable for, or warrants, rights or options to acquire, shares of Common Stock for a period of 180 days without the prior written consent of Donaldson, Lufkin & Jenrette Securities Corporation, other than sales of Class A Common Stock under the Underwriting Agreement or the issuance of shares of Class A Common Stock upon the exercise of outstanding options.

  The Company and its principal operating subsidiary have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that they may be required to make in respect thereof.

  The initial public offering price for the shares of Class A Common Stock will be determined through negotiations between the Company and the Representatives. Among the factors to be considered in such negotiations are the future prospects of the Company and its industry in general, the experience of management, the demand for similar securities of companies considered comparable to the Company, the prevailing conditions in the equity securities market and other relevant factors. There can be no assurance that an active trading market will develop for the shares of Class A Common Stock or that the shares of Class A Common Stock will trade in the public market subsequent to the Offering at or above the initial offering price.

                                 LEGAL MATTERS

  The validity of the Class A Common Stock being offered hereby will be passed upon for the Company by Kirkland & Ellis (a partnership which includes professional corporations), Chicago, Illinois, and for the Underwriters by Gardner, Carton & Douglas, Chicago, Illinois.

                                    EXPERTS

  The audited financial statements included in this Prospectus and elsewhere in the Registration Statement have been audited by Arthur Andersen LLP, independent public accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.

                            ADDITIONAL INFORMATION

  The Company has filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the Class A Common Stock being offered hereby. This Prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules thereto, certain items of which are omitted in accordance with the rules and regulations of the Commission. Statements contained in this Prospectus concerning the provisions of documents filed with the Registration Statement as exhibits are necessarily summaries of such documents, and each such statement is qualified in its entirety by reference to the copy of the applicable document filed as an exhibit to the Registration Statement. The Registration Statement can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549; at its Chicago Regional Office, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and at its New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of such material can be obtained from the public reference section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, upon payment of the prescribed rates. The Commission maintains a Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission, and the address of such site is http://www.sec.gov. For further information pertaining to the Company and the Common Stock being offered hereby, reference is made to the Registration Statement, including the exhibits thereto and the financial statements, notes and schedules filed as a part thereof.

  As a result of the Offering, the Company will become subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). So long as the Company is subject to the periodic reporting requirements of the Exchange Act, it will continue to furnish the reports and other information required thereby to the Commission. The Company intends to furnish holders of the Class A Common Stock with annual reports containing, among other information, audited financial statements certified by an independent public accounting firm and quarterly reports containing unaudited condensed financial information for the first three quarters of each fiscal year. The Company also intends to furnish such other reports as it may determine or as may be required by law.

                         INDEX TO FINANCIAL STATEMENTS

                                                                           PAGE
DURA AUTOMOTIVE SYSTEMS, INC.
  Report of Independent Public Accountants................................  F-2
  Consolidated Balance Sheets as of December 31, 1994 and 1995 and June
   30, 1996 (unaudited)...................................................  F-3
  Consolidated Statements of Operations for the years ended December 31,
   1993, 1994 and 1995 and for the six months ended June 30, 1995 and 1996
   (unaudited)............................................................  F-4
  Consolidated Statements of Stockholders' Investment for the years ended
   December 31, 1993, 1994 and 1995 and for the six months ended June 30,
   1996 (unaudited).......................................................  F-5
  Consolidated Statements of Cash Flows for the years ended December 31,
   1993, 1994 and 1995 and for the six months ended June 30, 1995 and 1996
   (unaudited)............................................................  F-6
  Notes to Consolidated Financial Statements..............................  F-7
ORSCHELN AUTOMOTIVE BUSINESS UNIT
  Report of Independent Public Accountants................................ F-20
  Statements of Operations for the year ended December 31, 1993 and the eight-month period ended August 31, 1994............................... F-21
  Statements of Cash Flows for the year ended December 31, 1993 and the eight-month period ended August 31, 1994............................... F-22
  Notes to Financial Statements........................................... F-23

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Dura Automotive Systems, Inc.

  We have audited the accompanying consolidated balance sheets of Dura Automotive Systems, Inc. (a Delaware corporation--See Note 1 of Notes to Consolidated Financial Statements) and Subsidiaries as of December 31, 1994 and 1995 and the related consolidated statements of operations, stockholders' investment and cash flows for each of the three years in the period ended December 31, 1995. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Dura Automotive Systems, Inc. and Subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.


Minneapolis, Minnesota,
January 26, 1996
(except for the matters
discussed in Notes 10 and 11
for which the date is

August 9, 1996)

                 DURA AUTOMOTIVE SYSTEMS, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                                  DECEMBER 31,
                                                ------------------   JUNE 30,
                                                  1994      1995       1996
                                                --------  --------  -----------
                                                                    (UNAUDITED)
                    ASSETS
Current Assets:
 Cash and cash equivalents..................... $     17  $  1,732   $  3,239
 Accounts receivable, net......................   46,762    34,990     40,760
 Inventories...................................   16,348    11,916     10,278
 Other current assets..........................    9,922    10,661      6,203
                                                --------  --------   --------
    Total current assets.......................   73,049    59,299     60,480
                                                --------  --------   --------
Property, Plant and Equipment:
 Land and buildings............................   10,665     9,333      9,771
 Machinery and equipment.......................   35,681    34,889     36,298
 Construction in progress......................    4,538     2,731      2,960
 Less--Accumulated depreciation................   (8,175)  (10,246)   (12,847)
                                                --------  --------   --------
    Net property, plant and equipment..........   42,709    36,707     36,182
                                                --------  --------   --------
Other Assets:
 Goodwill......................................   47,287    42,388     40,730
 Other.........................................    5,219     5,362      5,667
 Less--Accumulated amortization................   (2,131)   (3,225)    (3,697)
                                                --------  --------   --------
    Total other assets.........................   50,375    44,525     42,700
                                                --------  --------   --------
                                                $166,133  $140,531   $139,362
                                                ========  ========   ========
   LIABILITIES AND STOCKHOLDERS' INVESTMENT
Current Liabilities:
 Accounts payable.............................. $ 27,353  $ 24,865   $ 22,756
 Accrued liabilities...........................   22,411    15,596     18,188
 Current maturities of long-term debt..........    4,654     5,137      5,536
                                                --------  --------   --------
    Total current liabilities..................   54,418    45,598     46,480
Long-Term Debt, net of current maturities......   70,112    46,639     40,555
Other Noncurrent Liabilities...................   24,185    20,611     19,700
                                                --------  --------   --------
Commitments and Contingencies (Notes 4, 7, 8
 and 9)
Stockholders' Investment:
 Preferred stock, par value $1; 5,000,000
  shares authorized;
  none issued or outstanding...................      --        --         --
 Common stock, Class A; par value $.01;
  30,000,000 shares authorized; none issued or
  outstanding..................................      --        --         --
 Common stock, Class B; par value $.01;
  10,000,000 shares authorized; 4,904,186,
  5,007,307 and 4,998,254 shares issued and
  outstanding..................................       49        50         50
 Additional paid-in capital....................   13,368    13,563     13,524
 Retained earnings.............................    4,132    14,258     19,212
 Common stock subscriptions receivable.........     (131)     (188)      (159)
                                                --------  --------   --------
    Total stockholders' investment.............   17,418    27,683     32,627
                                                --------  --------   --------
                                                $166,133  $140,531   $139,362
                                                ========  ========   ========

   The accompanying notes are an integral part of these consolidated balance sheets.

                 DURA AUTOMOTIVE SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                               SIX MONTHS ENDED
                                     YEARS ENDED DECEMBER 31,      JUNE 30,
                                    -------------------------- -----------------
                                      1993     1994     1995     1995     1996
                                    -------- -------- -------- -------- --------
                                                                  (UNAUDITED)
Revenues..........................  $129,328 $189,675 $253,726 $142,866 $127,357
Cost of sales.....................   116,961  170,748  220,274  124,730  109,141
                                    -------- -------- -------- -------- --------
 Gross profit.....................    12,367   18,927   33,452   18,136   18,216
Selling, general and
 administrative expenses..........     8,293   10,362   14,798    6,745    7,586
Amortization expense..............       487      690    1,094      548      472
                                    -------- -------- -------- -------- --------
 Operating income.................     3,587    7,875   17,560   10,843   10,158
Interest expense..................     1,533    3,473    4,822    2,631    1,900
Gain on sale of window regulator
 business.........................       --       --     4,240    4,240      --
                                    -------- -------- -------- -------- --------
 Income before income taxes.......     2,054    4,402   16,978   12,452    8,258
Provision for income taxes........       936    1,822    6,852    5,026    3,304
                                    -------- -------- -------- -------- --------
 Net income.......................  $  1,118 $  2,580 $ 10,126 $  7,426 $  4,954
                                    ======== ======== ======== ======== ========
Pro forma net income per common
 and common equivalent share after
 giving effect to recapitalization
 (Notes 2 and 10).................                    $   2.03          $    .99
                                                      ========          ========
Pro forma weighted average common
 and common equivalent shares
 outstanding after giving effect
 to recapitalization (Notes 2 and
 10)..............................                       4,989             5,026
                                                      ========          ========



  The accompanying notes are an integral part of these consolidated financial statements.

                 DURA AUTOMOTIVE SYSTEMS, INC. AND SUBSIDIARIES

              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' INVESTMENT

                      (IN THOUSANDS, EXCEPT SHARE AMOUNTS)

                                  COMMON STOCK
                         -------------------------------
                            CLASS A        CLASS B       ADDITIONAL          COMMON STOCK
                         ------------- -----------------  PAID-IN   RETAINED SUBSCRIPTIONS
                         SHARES AMOUNT  SHARES    AMOUNT  CAPITAL   EARNINGS  RECEIVABLE    TOTAL
                         ------ ------ ---------  ------ ---------- -------- ------------- -------
BALANCE, December 31,
 1992...................  --     --    2,764,907   $28    $ 2,979   $   434      $(114)    $ 3,327
 Repurchase of common
  stock, net............  --     --      (64,701)   (1)       (86)      --          11         (76)
 Net income.............  --     --          --    --         --      1,118        --        1,118
                          ---    ---   ---------   ---    -------   -------      -----     -------
BALANCE, December 31,
 1993...................  --     --    2,700,206    27      2,893     1,552       (103)      4,369
 Repurchase of common
  stock, net............  --     --       (2,910)  --          (3)      --         (28)        (31)
 Issuance of common
  stock for
  acquisition...........  --     --    2,206,890    22     10,478       --         --       10,500
 Net income.............  --     --          --    --         --      2,580        --        2,580
                          ---    ---   ---------   ---    -------   -------      -----     -------
BALANCE, December 31,
 1994...................  --     --    4,904,186    49     13,368     4,132       (131)     17,418
 Repurchase of common
  stock, net............  --     --      (46,204)  --        (155)      --          19        (136)
 Issuance of common
  stock.................  --     --      149,325     1        350       --         (76)        275
 Net income.............  --     --          --    --         --     10,126        --       10,126
                          ---    ---   ---------   ---    -------   -------      -----     -------
BALANCE, December 31,
 1995...................  --     --    5,007,307    50     13,563    14,258       (188)     27,683
 Repurchase of common
  stock, net
  (unaudited)...........  --     --       (9,053)  --         (39)      --          29         (10)
 Net income
  (unaudited)...........  --     --          --    --         --      4,954        --        4,954
                          ---    ---   ---------   ---    -------   -------      -----     -------
BALANCE, June 30, 1996
 (unaudited)............  --     --    4,998,254   $50    $13,524   $19,212      $(159)    $32,627
                          ===    ===   =========   ===    =======   =======      =====     =======


  The accompanying notes are an integral part of these consolidated financial statements.

                 DURA AUTOMOTIVE SYSTEMS, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                             SIX MONTHS ENDED
                                YEARS ENDED DECEMBER 31,         JUNE 30,
                                ---------------------------  ------------------
                                 1993      1994      1995      1995      1996
                                -------  --------  --------  --------  --------
                                                                (UNAUDITED)
Operating activities:
 Net income...................  $ 1,118  $  2,580  $ 10,126  $  7,426  $  4,954
 Adjustments required to
  reconcile net income to net
  cash provided by (used in)
  operating activities--
   Depreciation and
    amortization..............    2,409     3,725     5,578     2,966     3,073
   Deferred income tax
    provision.................      681     1,507     5,067     2,608     1,658
   Gain on sale of window
    regulator business........      --        --     (4,240)   (4,240)      --
   Change in other operating
    items:
    Accounts receivable, net..    5,505    (6,997)   11,772    12,137    (5,770)
    Inventories...............      900     1,821     2,167       375     1,638
    Other current assets......   (3,183)   (3,261)   (1,405)   (1,771)    4,458
    Accounts payable..........    3,962    (6,813)   (2,656)     (663)   (2,109)
    Accrued liabilities and
     other....................   (7,668)    1,282   (13,271)   (1,982)    1,681
                                -------  --------  --------  --------  --------
     Net cash provided by
      (used in) operating
      activities..............    3,724    (6,156)   13,138    16,856     9,583
                                -------  --------  --------  --------  --------
Investing activities:
 Capital expenditures, net....   (2,951)   (5,406)   (6,116)   (2,009)   (2,076)
 Acquisition, net.............      --    (39,428)      --        --        --
 Sale of window regulator
  business, net...............      --        --     18,006    18,006       --
 Other, net...................      --     (2,044)     (462)     (305)   (305)
                                -------  --------  --------  --------  --------
     Net cash provided by
      (used in) investing
      activities..............   (2,951)  (46,878)   11,428    15,692    (2,381)
                                -------  --------  --------  --------  --------
Financing activities:
 Borrowings under revolving
  credit facility.............   92,748    91,625    95,500    34,750    62,500
 Repayment of revolving credit
  facility....................  (92,898)  (83,550) (105,750)  (52,000)  (65,750)
 Proceeds from issuance of
  debt........................      --     66,500       --        --        --
 Repayments of debt...........   (1,300)  (22,660)  (12,740)  (11,437)   (2,435)
 Sale (repurchase) of common
  stock, net..................      (87)       (3)      139       192       (10)
 Proceeds from notes payable
  to stockholders.............      750     1,125       --        --        --
                                -------  --------  --------  --------  --------
     Net cash provided by
      (used in) financing
      activities..............     (787)   53,037   (22,851)  (28,495)   (5,695)
                                -------  --------  --------  --------  --------
     Net change in cash and
      cash equivalents........      (14)        3     1,715     4,053     1,507
Cash and cash equivalents,
 beginning of period..........       28        14        17        17     1,732
                                -------  --------  --------  --------  --------
Cash and cash equivalents, end
 of period....................  $    14  $     17  $  1,732  $  4,070  $  3,239
                                =======  ========  ========  ========  ========
Supplemental cash flow
 information:
 Cash paid for--
  Interest....................  $ 1,504  $  2,781  $  4,822  $  2,962  $  2,153
                                =======  ========  ========  ========  ========
  Income taxes................  $   245  $    145  $  2,285  $    475  $  1,052
                                =======  ========  ========  ========  ========

  The accompanying notes are an integral part of these consolidated financial statements.

                DURA AUTOMOTIVE SYSTEMS, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

   (INFORMATION AS OF AND FOR THE SIX MONTHS ENDED JUNE 30, 1995 AND 1996 IS
                                  UNAUDITED)

1. ORGANIZATION AND BASIS OF PRESENTATION:

  The consolidated financial statements include the accounts of Dura Automotive Systems, Inc. (Systems or Parent; formerly Dura Automotive Holding, Inc.) and its subsidiaries, Dura Operating Corp. (formerly Dura Automotive Systems, Inc.) and Dura de Mexico S.A. de C.V. (a Mexican corporation), collectively referred to as Dura or the Company. Dura designs and manufactures mechanical assembly systems, components and hardware for use in the automotive industry. Dura has eight manufacturing facilities located in Michigan, Missouri and Mexico.

2. SIGNIFICANT ACCOUNTING POLICIES:

 PRINCIPLES OF CONSOLIDATION:

  The consolidated financial statements include the accounts of Systems and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

 FISCAL YEAR:

  The Company has adopted a 52-/53-week fiscal year. For presentation purposes, the Company uses December 31 as the fiscal year end.

 USE OF ESTIMATES:

  The preparation of consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Ultimate results could differ from those estimates.

 CASH EQUIVALENTS:

  Cash equivalents consist of money market instruments with original maturities of three months or less and are stated at cost which approximates fair value.

 INVENTORIES:

  Inventories are valued at the lower of first-in, first-out (FIFO) cost or market.

  Inventories consisted of the following (in thousands):

                                                     DECEMBER 31,
                                                    ---------------  JUNE 30,
                                                     1994    1995      1996
                                                    ------- ------- -----------
   Raw materials................................... $ 6,762 $ 5,841 $ 4,915
   Work in process.................................   7,220   3,883   3,401
   Finished goods..................................   2,366   2,192   1,962
                                                    ------- ------- -------
                                                    $16,348 $11,916 $10,278
                                                    ======= ======= =======

  Effective December 31, 1995, the Company adopted the FIFO method of inventory valuation for all locations. Prior to that date, the Company used the last-in, first-out (LIFO) method of inventory valuation for certain locations. The effect of this change in accounting method, if it had been retroactively reflected in the accompanying consolidated financial statements, would not have been material to the Company's consolidated financial position or results of operations.

                DURA AUTOMOTIVE SYSTEMS, INC. AND SUBSIDIARIES

 OTHER CURRENT ASSETS:

  Other current assets consisted of the following (in thousands):

                                                        DECEMBER 31,
                                                       -------------- JUNE 30,
                                                        1994   1995     1996
                                                       ------ ------- --------
     Excess of cost over billings on uncompleted
      tooling projects................................ $8,851 $ 8,653  $4,960
     Prepaid expenses.................................    762   1,699     934
     Deferred tooling and design costs................    309     309     309
                                                       ------ -------  ------
                                                       $9,922 $10,661  $6,203
                                                       ====== =======  ======

  The Company ordinarily begins working on products awarded for new or redesigned models two to five years prior to the marketing of such models to the public. During such period, the Company incurs (i) costs related to the design and engineering of such product, (ii) costs related to the production of the tools and dies used to manufacture the new product and (iii) start-up costs associated with the initial production of such product. In general, design and engineering costs are expensed in the period incurred unless they are reimbursed by the customer, in which case they are capitalized and amortized over the life of such product. Costs incurred in the production of the tools and dies are generally capitalized and reimbursed by the customer prior to production. Start-up costs, which are generally incurred 30 to 60 days immediately prior to and immediately after initial production, are expensed as incurred.

  Excess of cost over billings on uncompleted tooling projects represents costs incurred by the Company in the development of new tooling used in the manufacture of the Company's products. Once customer approval is obtained for the manufacture of a new product, the Company is reimbursed by its customers for the cost of the tooling, at which time the tooling becomes the property of the customer. Generally, reimbursement is received before production of the related part commences.

  Certain tooling and design costs are reimbursed by the Company's customers as the related product is sold through an incremental increase in each product's unit selling price. The amount the Company expects to recover in the current operating cycle is included in other current assets. Amounts expected to be recovered beyond the current operating period, $2,128,000 at December 31, 1995 and $2,302,000 at June 30, 1996, are included in other assets.

 PROPERTY, PLANT AND EQUIPMENT:

  Property, plant and equipment acquired in connection with the acquisition discussed in Note 3 are stated at fair value as of the acquisition date. Additions to property, plant and equipment are stated at cost. For financial reporting purposes, depreciation is provided on the straight-line method over the following estimated useful lives:

            Buildings...................... 30 years
            Machinery and equipment........ 3 to 20 years

  Accelerated depreciation methods are used for tax reporting purposes.

  Maintenance and repairs are charged to expense as incurred. Major betterments and improvements which extend the useful life of the item are capitalized and depreciated. The cost and accumulated depreciation of property, plant and equipment retired or otherwise disposed of are removed from the related accounts and any residual values are charged or credited to income.

 OTHER ASSETS:

  Goodwill represents the excess of the purchase price over the fair value of the net assets acquired and is being amortized on a straight-line basis over a 40-year period from the date of the related acquisition. Other assets principally consist of transaction costs, representing costs incurred related to the acquisitions and are being amortized over five to seven years.

                DURA AUTOMOTIVE SYSTEMS, INC. AND SUBSIDIARIES

  The Company periodically evaluates whether events and circumstances have occurred which may affect the estimated useful life or the recoverability of the remaining balance of its goodwill. If such events or circumstances indicate that the carrying amount of goodwill may not be recoverable, the Company estimates the future cash flows expected to result from the use of the net assets acquired and their eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of goodwill, the Company will recognize an impairment loss in accordance with Statement of Financial Accounting Standards (SFAS) No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of."

 ACCRUED LIABILITIES:

  Accrued liabilities consisted of the following (in thousands):

                                                         DECEMBER 31,
                                                        --------------- JUNE 30,
                                                         1994    1995     1996
                                                        ------- ------- --------
   Compensation and benefits........................... $ 3,681 $ 4,256 $ 4,014
   Medical insurance...................................   2,904   4,016   5,467
   Product warranty....................................   7,000   1,125     616
   Interest............................................     641     763     552
   Other...............................................   8,185   5,436   7,539
                                                        ------- ------- -------
                                                        $22,411 $15,596 $18,188
                                                        ======= ======= =======

 OTHER NONCURRENT LIABILITIES:

  Other noncurrent liabilities consisted of the following (in thousands):

                                                         DECEMBER 31,
                                                        --------------- JUNE 30,
                                                         1994    1995     1996
                                                        ------- ------- --------
   Legal and environmental............................. $ 8,600 $ 8,568 $ 8,502
   Post-retirement medical benefits....................   5,404   5,724   5,930
   Accrued pension liability...........................   1,697   1,782   1,832
   Other...............................................   8,484   4,537   3,436
                                                        ------- ------- -------
                                                        $24,185 $20,611 $19,700
                                                        ======= ======= =======

 INCOME TAXES:

  The Company accounts for income taxes in accordance with SFAS No. 109, "Accounting for Income Taxes," which requires recognition of deferred tax liabilities and assets for the expected future tax consequences of events that have been included in the financial statements or tax returns. Under this method, deferred tax liabilities and assets are determined based on the difference between the financial statement and tax bases of assets and liabilities using currently enacted tax rates.

 COMMON STOCK:

  The holder of each share of Class A common stock outstanding is entitled to one vote per share and the holder of each share of Class B common stock outstanding is entitled to ten votes per share.

                DURA AUTOMOTIVE SYSTEMS, INC. AND SUBSIDIARIES

 DERIVATIVE FINANCIAL INSTRUMENTS:

  The Company's only involvement with derivative financial instruments, none of which are used for trading purposes, consists of an interest rate cap agreement and a swap agreement used to hedge against exposure to fluctuations in interest rates on the Company's term loan and revolving credit facility. The Company manages exposure to counterparty credit risk by entering into such transactions with major financial institutions that are expected to perform under the terms of such agreements. Costs of such agreements are amortized over the period of the related borrowings and were not material to the Company as of or for the years ended December 31, 1993, 1994, 1995 and the six months ended June 30, 1995 and 1996. In addition, at no time during such periods were such transactions material nor did the Company have a material risk of off-balance sheet accounting loss.

 PRO FORMA NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE AFTER GIVING EFFECT TO RECAPITALIZATION:

  Pro forma net income per common and common equivalent share is computed by dividing net income by the weighted average number of shares of common and common stock equivalent shares outstanding, after giving effect to the recapitalization discussed in Note 10. Common stock issued and common stock options granted within one year immediately preceding the initial public offering of common stock, discussed in Note 11, at prices below the public offering price have been reflected in the net income per share calculation as if they had been outstanding for all periods presented. Historical net income per common and common equivalent share is not presented as it is no longer relevant due to the recapitalization discussed in Note 10.

 INTERIM FINANCIAL INFORMATION (UNAUDITED):

  The accompanying consolidated balance sheet as of June 30, 1996, and the consolidated statements of operations, stockholders' investment and cash flows for the six-month periods ended June 30, 1995 and 1996, are unaudited. In the opinion of management, such consolidated financial statements include all adjustments, consisting solely of normal recurring adjustments, necessary for a fair presentation of results for these interim periods. The results of operations for the six-month period ended June 30, 1996 are not necessarily indicative of results to be expected for the entire year.

 RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS:

  During the first quarter of 1996, the Company adopted SFAS No. 121 which requires companies to review long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of such assets may not be recoverable. The adoption of SFAS No. 121 did not have a significant impact on the financial condition or results of operations of the Company.

  SFAS No. 123, "Accounting for Stock-Based Compensation" encourages, but does not require, a fair value based method of accounting for employee stock options, the sale of stock under the Company's employee stock purchase plan or similar equity instruments. The Company has elected to continue to measure compensation cost under Accounting Principles Board Opinion No. 25 (APB No.
25), "Accounting for Stock Issued to Employees" as was previously required, and to comply with pro forma disclosure of net income and earnings per share as if the fair value based method of accounting had been applied.

                DURA AUTOMOTIVE SYSTEMS, INC. AND SUBSIDIARIES

3. ACQUISITION AND DIVESTITURE:

 ACQUISITION:

  On August 31, 1994, Orscheln Co. (Orscheln), a manufacturer of parking brake cables and levers and light duty cables, transferred certain assets and liabilities to Systems. Orscheln received total consideration of approximately $50.5 million, consisting of 2,206,890 shares of Systems common stock and an option to purchase up to 14,420 additional shares of Systems Class A common stock at an exercise price of $1.45 per share with a combined value of approximately $10.5 million and cash consideration, net of assumed indebtedness, of approximately $40 million.

  The acquisition of Orscheln was accounted for as a purchase. Accordingly, the assets acquired and liabilities assumed have been recorded at fair value as of the date of the acquisition. The purchase price in excess of the fair value of the net assets acquired is included in goodwill in the accompanying consolidated balance sheets. The results of operations of the acquired business have been included in the accompanying consolidated financial statements from August 31, 1994, the date of acquisition.

 DIVESTITURE:

  On April 2, 1995, the Company sold the net assets of its window regulator business to Rockwell International Corporation for approximately $18 million in cash, resulting in a pretax gain of approximately $4.2 million. The results of operations of the window regulator business have been included in the accompanying consolidated financial statements through April 2, 1995, the date of divestiture.

  Following are the unaudited pro forma results of operations for the years ended December 31, 1994 and 1995 and the six months ended June 30, 1995 as if the aforementioned acquisition and divestiture had occurred at the beginning of the respective period. The following unaudited pro forma financial information does not purport to represent what the Company's consolidated results of operations would actually have been if such transactions in fact had occurred at such date or to project the Company's results of future operations (in thousands):

                                   PRO FORMA RESULTS FOR THE  PRO FORMA RESULTS
                                   YEARS ENDED DECEMBER 31,      FOR THE SIX
                                   --------------------------   MONTHS ENDED
                                       1994          1995       JUNE 30, 1995
                                   ------------  ------------ -----------------
   Revenues......................  $    231,509  $    239,598     $128,738
                                   ============  ============     ========
   Operating income (loss).......  $     (1,213) $     17,172     $ 10,455
                                   ============  ============     ========
   Net income (loss).............  $     (7,955) $      7,602     $  4,905
                                   ============  ============     ========
   Net income (loss) per common
    and common equivalent share..  $      (2.32) $       1.52     $    .99
                                   ============  ============     ========

                DURA AUTOMOTIVE SYSTEMS, INC. AND SUBSIDIARIES

4. DEBT:

  Debt consisted of the following (in thousands):

                                                DECEMBER 31,
                                               ----------------  JUNE 30,
                                                1994     1995      1996
                                               -------  -------  --------
   Term loan, principal and interest due in
    quarterly installments through June 30,
    2001, interest at the lender's prevailing
    reference rate plus up to 0.50% or the
    Eurodollar rate plus 0.75% to 1.75% at the
    discretion of the Company (6.94% to 8.5%
    at December 31, 1995 and 6.6% to 8.25% at
    June 30, 1996)............................ $50,000  $37,408  $35,021
   Revolving credit facility, due August 31,
    2000, interest at the lender's prevailing
    reference rate plus up to 0.50% or the
    Eurodollar rate plus 0.75% to 1.75% at the
    discretion of the Company (6.81% to 8.5%
    at December 31, 1995 and 8.25% at June 30,
    1996).....................................  20,000    9,750    6,500
   Subordinated promissory notes, payable to
    stockholders, due December 31, 2001,
    interest due semiannually at 6.93%........   4,000    4,000    4,000
   Other......................................     766      618      570
                                               -------  -------  -------
                                                74,766   51,776   46,091
   Less--Current maturities...................  (4,654)  (5,137)  (5,536)
                                               -------  -------  -------
                                               $70,112  $46,639  $40,555
                                               =======  =======  =======

  Future maturities of long-term debt as of December 31, 1995 are as follows (in thousands):

             1996............................. $ 5,137
             1997.............................   5,652
             1998.............................   5,831
             1999.............................   8,023
             2000.............................  15,390
             Thereafter.......................  11,743
                                               -------
                                               $51,776
                                               =======

  The revolving credit facility provides for borrowings of up to $30 million and is collateralized by substantially all assets of the Company. Borrowings are limited to eligible accounts receivable, inventories and tooling work in process, as defined. The borrowing base limit was $30 million at December 31, 1995 and June 30, 1996. The weighted average interest rate for borrowings under the revolving credit facility was 8.3 percent for the year ended December 31, 1994, 8.8 percent for the year ended December 31, 1995 and 7.2 percent for the six months ended June 30, 1996.

  The term loan and revolving credit facility contain various restrictive covenants which, among other matters, require the Company to maintain certain financial ratios, as defined. The agreement also limits additional indebtedness, capital expenditures and cash dividends. The Company was in compliance with all such covenants as of December 31, 1995 and June 30, 1996.

  In September 1994, the Company entered into an Interest Expense Limitation Agreement (Cap Agreement) and an Interest Rate Swap Agreement (Swap Agreement) related to its term loan and revolving credit facility.

                DURA AUTOMOTIVE SYSTEMS, INC. AND SUBSIDIARIES

The Cap Agreement has a notional amount of $10 million, provides for payment to the Company to offset interest expense, in the event the quoted LIBOR rate exceeds 7.0%, and expires March 30, 1997. The Swap Agreement has a decreasing notional amount of $20 million at inception, decreasing to $8.6 million at its September 30, 1999 expiration. The Swap Agreement exchanges the variable interest rate under the term loan and revolving credit facility described above for a fixed rate of 6.95% on the notional amount, as defined. Fees paid under the Cap and Swap Agreements are being amortized over the period of the related term loan and revolving credit facility. The impact of the Cap and Swap Agreements were not material to the Company.

  The Company issued subordinated promissory notes to certain stockholders of Systems in connection with the acquisition discussed in Note 3. Proceeds from the notes were used to pay a portion of the purchase price. The notes are unsecured.

  The Company also has outstanding letters of credit totaling $600,000 at December 31, 1995 and $1,310,000 at June 30, 1996 for the benefit of its insurance companies related to workers' compensation coverage.

5. INCOME TAXES:

  The provision for income taxes consisted of the following (in thousands):

                                                                    SIX MONTHS
                                         YEARS ENDED DECEMBER 31, ENDED JUNE 30,
                                         ------------------------ --------------
                                          1993    1994     1995    1995    1996
                                         --------------- -------- ------- ------
  Current............................... $  255 $    315 $  1,785 $ 1,309 $1,646
  Deferred..............................    681    1,507    5,067   3,717  1,658
                                         ------ -------- -------- ------- ------
  Total................................. $  936 $  1,822 $  6,852 $ 5,026 $3,304
                                         ====== ======== ======== ======= ======

  A reconciliation of the provision for income taxes at the statutory rates to the reported income tax provision is as follows (in thousands):

                                                                 SIX MONTHS
                                      YEARS ENDED DECEMBER 31, ENDED JUNE 30,
                                      ------------------------ ---------------
                                       1993    1994     1995    1995    1996
                                      --------------- -------- ------- -------
  Federal provision at statutory
   rates............................. $  698 $  1,497 $  5,898 $ 4,358 $ 2,890
  Amortization of non-deductible
   goodwill..........................     70      115      255     130     140
  State taxes, net of federal
   benefit...........................    168      210      685     531     314
  Other, net.........................    --       --        14       7     (40)
                                      ------ -------- -------- ------- -------
  Total.............................. $  936 $  1,822 $  6,852 $ 5,026 $ 3,304
                                      ====== ======== ======== ======= =======

  The benefit from the utilization of preacquisition net deferred income tax assets has been reflected as a reduction of goodwill in the accompanying consolidated financial statements. As of December 31, 1995 and June 30, 1996, the Company had remaining acquired net operating loss and alternative minimum tax credit carryforwards for income tax reporting purposes of approximately $2 million. The Company will record further reductions in goodwill to the extent such carryforwards are realized in future periods.

                DURA AUTOMOTIVE SYSTEMS, INC. AND SUBSIDIARIES

  As of December 31, 1994 and 1995 and June 30, 1996, the Company had provided a valuation allowance for its net deferred income taxes as, based on available evidence, it is more likely than not that net deferred tax assets will not be realized. A summary of deferred tax assets (liabilities) is as follows (in thousands):

                                                    DECEMBER 31,
                                                  ------------------  JUNE 30,
                                                    1994      1995      1996
                                                  --------  --------  --------
   Accrued legal and insurance costs............  $  6,993  $  5,387  $  5,253
   Accrued integration reserves.................     2,825     2,078     1,789
   Net operating loss and alternative minimum
    tax credit carryforwards....................     1,836     1,375     1,375
   Accrued compensation costs...................       767       868     1,017
   Post retirement benefit obligations..........       570       668       686
   Inventory....................................       441       344       366
   Other reserves and accruals not deductible
    for tax purposes............................     3,039     1,805     2,403
                                                  --------  --------  --------
     Deferred tax assets........................    16,471    12,525    12,889
                                                  --------  --------  --------
   Depreciation and property basis differences..    (1,306)   (1,459)   (1,683)
   Deferred research and development costs......      (515)     (833)     (899)
                                                  --------  --------  --------
     Deferred tax liabilites....................    (1,821)   (2,292)   (2,582)
                                                  --------  --------  --------
     Valuation allowance........................   (14,650)  (10,233)  (10,307)
                                                  --------  --------  --------
       Net deferred income taxes................  $    --   $    --   $    --
                                                  ========  ========  ========

6. MAJOR CUSTOMERS:

  The Company sells directly to each of the three major North American automobile manufacturers and to certain automobile manufacturers operating in Europe. Following is a summary of customers that accounted for a significant percentage of consolidated revenues:

                                                   YEARS ENDED     SIX MONTHS
                                                   DECEMBER 31,  ENDED JUNE 30,
                                                  -------------- --------------
                                                  1993 1994 1995  1995    1996
                                                  ---- ---- ---- ------- -------
   Ford.......................................... 46%  57%  52%  54%     48%
   GM............................................ 35   29   35   34      35
   Chrysler...................................... 14    9    6    5      10
   Toyota........................................ --    3    5    4       5
                                                  ---  ---  ---  ------- -------
                                                  95%  98%  98%  97%     98%
                                                  ===  ===  ===  ======= =======

  As of December 31, 1994 and 1995 and June 30, 1996, receivables from these customers represented 92%, 91% and 95% of total accounts receivable.

  The Company had export sales, principally to customers in Canada and Mexico, of $30,138,000 in 1993, $36,343,000 in 1994, $34,807,000 in 1995 and
$24,307,000 for the six months ended June 30, 1996. These sales require payment in U.S. dollars.

7. MANAGEMENT AGREEMENT:

  Under the terms of a management agreement, the Company paid Hidden Creek Industries (HCI), an affiliate of the Company, monthly management fees for certain administrative services. Total management fees of approximately $500,000 for the year ended December 31, 1993, $554,000 for the year ended December 31, 1994, $733,000 for the year ended December 31, 1995, $300,000 for the six months ended June 30, 1995 and $500,000 for the six months ended June 30, 1996 are included in selling, general and administrative expenses in the accompanying consolidated statements of operations. In addition, the Company paid fees to HCI of approximately $500,000 in connection with the acquisition and $250,000 in connection with the divestiture discussed in Note 3.

                DURA AUTOMOTIVE SYSTEMS, INC. AND SUBSIDIARIES

8. EMPLOYEE BENEFIT PLANS:

 PENSION PLANS:

  The Company sponsors two defined benefit pension plans which cover certain employees. The Company's policy is to make annual contributions to the plans to meet the minimum funding requirements of the Employee Retirement Income Security Act of 1974.

  Net pension expense consisted of the following (in thousands):

                               YEARS ENDED DECEMBER 31,
                               ---------------------------
                                1993      1994      1995
                               -------- --------  --------
   Service cost-benefits
    earned during the year...  $   388  $    394  $    413
   Interest cost on projected
    benefit obligation.......      194       242       277
   Return on plan assets.....      (73)     (116)     (150)
   Net amortization and
    deferral.................       26        26        26
                               -------  --------  --------
     Net pension expense.....  $   535  $    546  $    566
                               =======  ========  ========

  Pursuant to Statement of Financial Accounting Standards No. 87, "Employers' Accounting for Pensions," the Company has recorded deferred pension costs of $246,000, $220,000 and $194,000 at December 31, 1993, 1994 and 1995 related to the minimum pension liability, which are classified as other assets in the accompanying consolidated balance sheets.

  The funded status of the Company's plans is as follows (in thousands):

                                                                DECEMBER 31,
                                                                --------------
                                                                 1994    1995
                                                                ------  ------
     Actuarial present value of:
       Vested benefit obligation............................... $1,369  $2,164
                                                                ======  ======
       Accumulated benefit obligation.......................... $2,115  $2,855
                                                                ======  ======
       Projected benefit obligation............................ $3,473  $3,987
     Plan assets at fair value.................................  1,704   2,305
                                                                ------  ------
       Projected benefit obligation in excess of plan assets...  1,769   1,682
     Unrecognized net loss.....................................   (201)    (18)
     Prior service cost........................................   (220)   (194)
     Adjustment to recognize minimum liability.................    349     312
                                                                ------  ------
       Accrued pension costs................................... $1,697  $1,782
                                                                ======  ======

  The accumulated and projected benefit obligations were determined using an assumed discount rate of 8% at December 31, 1994 and 7.5% at December 31, 1995. The assumed long-term rate of return on assets was 8% at December 31, 1994 and 7.5% at December 31, 1995. Plan assets consist principally of common stock, fixed income securities and guaranteed investment contracts.

 RETIREMENT SAVINGS PLANS:

  The Company sponsors employee retirement savings plans which allow qualified employees to provide for their retirement on a tax-deferred basis. In accordance with the terms of the retirement savings plans, the Company is required to match certain of the participants' contributions and/or provide employer contributions

                DURA AUTOMOTIVE SYSTEMS, INC. AND SUBSIDIARIES based on the Company's performance. Such matching contributions totaled $95,000, $419,000 and $976,000 during fiscal 1993, 1994 and 1995 and $525,000 and $665,000 for the six months ended June 30, 1995 and 1996.

 POSTRETIREMENT BENEFITS OTHER THAN PENSIONS:

  The Company has various postretirement medical benefit plans for certain employee groups and has recorded a liability for its estimated obligations under these plans.

  Net periodic postretirement benefit cost is as follows (in thousands):

                                                       YEARS ENDED DECEMBER 31,
                                                      --------------------------
                                                        1993     1994     1995
                                                      -------- -------- --------
   Service cost-benefits earned during the year...... $     45 $     54 $     74
   Interest cost on projected benefit obligation.....      424      529      679
   Net amortization and deferral.....................      --        93      124
                                                      -------- -------- --------
     Net periodic postretirement benefit cost........ $    469 $    676 $    877
                                                      ======== ======== ========

  The funded status of the Company's plans is as follows (in thousands):

                                                              DECEMBER 31,
                                                             ----------------
                                                              1994     1995
                                                             -------  -------
     Accumulated benefit obligation......................... $ 7,527  $ 7,738
     Plan assets at fair value..............................     --       --
                                                             -------  -------
       Projected benefit obligation in excess of plan
        assets..............................................   7,527    7,738
     Unrecognized net loss..................................  (2,123)  (2,014)
                                                             -------  -------
       Accrued postretirement benefits...................... $ 5,404  $ 5,724
                                                             =======  =======

  For measurement purposes, a 9% annual rate of increase for the healthcare cost trend was assumed for 1995. The rate was assumed to decrease 1% annually to 5% at 2000 and remain level thereafter. Increasing the assumed healthcare cost trend assumption by one percentage point would increase the accumulated postretirement benefit obligation by approximately $491,000 and the net periodic postretirement expense by approximately $46,000 for the year ended December 31, 1995.

9. COMMITMENTS AND CONTINGENCIES:

 ORSCHELN SERVICE AND SUPPLY AGREEMENTS:

  In connection with the acquisition discussed in Note 3, the Company entered into agreements with Orscheln whereby the Company is to receive services related to data processing, payroll and personnel administration, and other administrative matters. Amounts paid under these service agreements were $570,000 and $1,788,000 for the years ended December 31, 1994 and 1995 and $370,000 for the six months ended June 30, 1996. Future minimum commitments under the service agreements are approximately $400,000 in 1996. In addition, the Company and Orscheln have mutually agreed to supply each other's operations with certain items necessary for the manufacture of their products. These supply agreements are for periods of up to five years and are at terms which the Company believes are no less favorable than could be obtained from an independent party.

                DURA AUTOMOTIVE SYSTEMS, INC. AND SUBSIDIARIES

 LEASES:

  The Company leases office and manufacturing space and certain equipment under operating lease agreements which require it to pay maintenance, insurance, taxes and other expenses in addition to annual rentals. Future annual rental commitments at December 31, 1995 under these operating leases are as follows (in thousands):

                                                                          AMOUNT
     YEAR                                                                 ------
     1996................................................................ $1,091
     1997................................................................    689
     1998................................................................    534
     1999................................................................    401
     2000................................................................    423
     Thereafter..........................................................  1,569
                                                                          ------
                                                                          $4,707
                                                                          ======

 STOCK PURCHASE PLAN:

  The Company maintains a plan which allows for the sale of shares of the Company's Class B common stock, either directly or through the granting of options to certain employees. Eligible employees and the terms of such sales or options are as determined by the Company's board of directors. During 1994, 1995 and the six months ended June 30, 1996, the Company sold 42,070, 149,325 and 0 shares of its common stock to management and repurchased 44,980, 46,204 and 9,053 shares of its common stock from management at estimated fair market value, as determined under the terms of this plan.

 STOCK OPTIONS:

  During 1993, MCHC issued an option to purchase 17,625 shares of Class B common stock to an outside consultant who can exercise the options at any time while still associated with the Company for up to ten years, at a price of $1.45 per share. In connection with the acquisition discussed in Note 3, this option was exchanged for an option to purchase 17,625 shares of Systems common stock at terms similar to those discussed above.

  As discussed in Note 3, an option to purchase up to 14,420 shares of Systems Class B common stock, at a price of $1.45 per share, was granted to Orscheln in connection with the acquisition. The option is exercisable for up to ten years or the date of exercise of the option discussed above, which ever occurs earlier.

 PRODUCT WARRANTY AND CLAIMS:

  In connection with the acquisition discussed in Note 3, the Company agreed to assume the liability for two potential product recalls by a customer, related to two parking brake systems manufactured by Orscheln. The customer has agreed to limit the liability of the Company in connection with the potential recalls to $7 million. In fiscal 1994, the Company recorded a reserve for its full obligation related to the liability associated with these recalls in the accounting for the purchase of Orscheln. As of June 30, 1996, the Company has reimbursed the customer approximately $6.5 million for such costs.

  The type of alleged failures that prompted the recalls discussed above have also led to a number of claims and lawsuits against the customer and in certain instances against the Company and Orscheln. The claims and lawsuits relate primarily to property damage and personal liability. The customer maintains that Orscheln and the Company are responsible for all damages and liabilities arising from these claims and lawsuits. Further, in

                DURA AUTOMOTIVE SYSTEMS, INC. AND SUBSIDIARIES connection with the acquisition of certain assets and liabilities of Orscheln as discussed in Note 3, the Company indemnified Orscheln for these claims and lawsuits. While the Company maintains that it is not responsible for any liabilities arising from these claims and lawsuits, the Company provided reserves it considers adequate to cover its potential exposure for these matters in connection with the allocation of the purchase price of Orscheln.

 LITIGATION:

  The Company is party to certain claims arising in the ordinary course of business. In the opinion of management, based upon the advice of legal counsel, the outcomes of such claims are not expected to be material to the Company.

 ENVIRONMENTAL MATTERS:

  Due to the nature of its business, the Company may, from time to time, be exposed to potential liabilities to clean up environmental contaminants. The Company has been named as one of four potentially responsible parties related to groundwater contamination in East Jordan, Michigan, that was in existence at the date of the Company's formation. The Company has provided reserves which management believes are adequate to cover any exposure related to this matter, and the Company's former owners have agreed to indemnify the Company for any costs in excess of the provided reserves.

10. RECAPITALIZATION:

  In connection with the Offering discussed in Note 11, the Company's board of directors and stockholders have approved a 17.625 for 1 stock split and approved a recapitalization pursuant to which the shares of the Company's Class A, B and C common stock were converted into shares of new Class B Common Stock. The allocation of shares of Common Stock among existing stockholders was in accordance with the resolutions of the Company's stockholders containing conversion ratios which were arrived at by applying an established formula based upon the stockholders' initial capital contributions, relative preference ranking and the initial public offering price of the Common Stock. The Company's board of directors and stockholders also approved an increase in the number of authorized shares to 30,000,000 Class A common shares and 10,000,000 Class B common shares. These actions were contingent upon and occurred immediately prior to the Offering. The accompanying consolidated financial statements have been retroactively restated to give effect to the stock split.

11. INITIAL PUBLIC OFFERING AND STOCK OPTION AND PURCHASE PLANS:

 INITIAL PUBLIC OFFERING:

  On June 21, 1996, the Company's board of directors approved the filing of a Form S-1 Registration Statement with the Securities and Exchange Commission for the sale of 2,700,000 shares of the Company's Class A common stock to the public (the Offering).

  The Company intends to use the proceeds of the Offering to repay certain outstanding indebtedness.

 STOCK OPTION PLAN:

  In May 1996, the Company's board of directors approved an employee stock option plan that provides for the issuance of options to acquire up to 600,000 shares of the Company's Class A common stock. The exercise price of the options will be at least 100% of the fair market value of the Company's Class A common stock at the time of the issuance of options.

 EMPLOYEE STOCK PURCHASE PLAN:

  In May 1996, the Company's board of directors approved an employee stock discount purchase plan that reserves 500,000 shares of the Company's Class A common stock for sale to employees at discounted purchase

                DURA AUTOMOTIVE SYSTEMS, INC. AND SUBSIDIARIES prices, subject to certain limitations. The cost per share under this plan will be 85% of the market value of the Company's Class A common stock, as defined.

 INDEPENDENT DIRECTOR STOCK OPTION PLAN:

  In May 1996, the Company's board of directors approved an independent director stock option plan that provides for the issuance of options to acquire up to 100,000 shares of the Company's Class A common stock. The exercise price of the options will be at least 100% of the fair market value of the Company's Class A common stock at the time of the issuance of the options.

12. QUARTERLY FINANCIAL DATA (UNAUDITED):

  The following is a condensed summary of actual quarterly results of operations for 1994, 1995 and the first half of 1996 (in thousands except per share amounts):

                                                                      NET INCOME
                                                                      PER COMMON
                                                                      AND COMMON
                                          GROSS  OPERATING            EQUIVALENT
                                REVENUES PROFIT   INCOME   NET INCOME   SHARE
                                -------- ------- --------- ---------- ----------
1994:
  First........................ $ 33,881 $ 2,381  $   513   $    64     $ .02
  Second.......................   37,732   3,558    1,305       455       .17
  Third........................   43,973   3,836    1,393       210       .06
  Fourth.......................   74,089   9,152    4,664     1,851       .38
                                -------- -------  -------   -------
                                $189,675 $18,927  $ 7,875   $ 2,580     $ .75
                                ======== =======  =======   =======
1995:
  First........................ $ 80,707 $ 9,019  $ 5,607   $ 2,442     $ .50
  Second.......................   62,159   9,117    5,236     4,984      1.00
  Third........................   51,426   5,568    1,833       417       .08
  Fourth.......................   59,434   9,748    4,884     2,283       .45
                                -------- -------  -------   -------
                                $253,726 $33,452  $17,560   $10,126     $2.03
                                ======== =======  =======   =======
1996:
  First........................ $ 59,303 $ 7,462  $ 3,336   $ 1,347     $ .27
  Second.......................   68,054  10,754    6,822     3,607       .72
                                -------- -------  -------   -------
                                $127,357 $18,216  $10,158   $ 4,954     $ .99
                                ======== =======  =======   =======

  The sum of net income per common and common equivalent share for each of the fiscal 1994 quarters does not agree with the total per share for the year due to the timing of the Offering and its effects on the computation of weighted average number of shares outstanding.

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To Orscheln Co.:

  We have audited the accompanying statements of operations and cash flows of Orscheln Automotive Business Unit (an operating unit of Orscheln Co.--see Note 1 of Notes to Financial Statements) for the year ended December 31, 1993 and the eight-month period ended August 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, Orscheln Automotive Business Unit's results of operations and its cash flows for the year ended December 31, 1993 and the eight-month period ended August 31, 1994, in conformity with generally accepted accounting principles.

                                                  ARTHUR ANDERSEN LLP

Kansas City, Missouri,
 May 20, 1996

                       ORSCHELN AUTOMOTIVE BUSINESS UNIT
                      (AN OPERATING UNIT OF ORSCHELN CO.)

                            STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                                                     EIGHT-MONTH
                                                                       PERIOD
                                                         YEAR ENDED     ENDED
                                                        DECEMBER 31, AUGUST 31,
                                                            1993        1994
                                                        ------------ -----------
Revenues (Notes 2 and 3)...............................   $132,873    $104,816
Cost of sales..........................................    125,183      93,220
                                                          --------    --------
  Gross profit.........................................      7,690      11,596
Selling, general and administrative expenses...........     10,492       6,979
Product recall and claims expense (Note 7).............        --       14,000
                                                          --------    --------
  Operating loss.......................................     (2,802)     (9,383)
Interest expense (Notes 3 and 4).......................     (1,167)     (1,113)
Other expense, net.....................................       (245)        --
                                                          --------    --------
  Net loss.............................................   $ (4,214)   $(10,496)
                                                          ========    ========


   The accompanying notes are an integral part of these financial statements.

                       ORSCHELN AUTOMOTIVE BUSINESS UNIT
                      (AN OPERATING UNIT OF ORSCHELN CO.)

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                    EIGHT-MONTH
                                                                      PERIOD
                                                        YEAR ENDED     ENDED
                                                       DECEMBER 31, AUGUST 31,
                                                           1993        1994
                                                       ------------ -----------
Operating Activities:
  Net loss............................................   $(4,214)    $(10,496)
  Adjustments to reconcile net income (loss) to net
   cash provided by (used in) operating activities--
    Depreciation and amortization.....................     4,744        2,782
    Noncash product recall and claims expense.........       --        14,000
    Change in operating items:
      Accounts receivable, net........................    (2,731)      (4,222)
      Receivables from affiliates.....................      (826)         655
      Unbilled customer tooling.......................      (496)       1,597
      Inventories.....................................      (595)       2,471
      Other assets....................................       312          157
      Accounts payable and accrued liabilities........     2,092        1,849
                                                         -------     --------
        Net cash provided by (used in) operating
         activities...................................    (1,714)       8,793
                                                         -------     --------
Investing Activities:
  Capital expenditures, net...........................    (7,533)      (2,601)
  Increase in pooled investments......................       --        (8,503)
                                                         -------     --------
        Net cash used in investing activities.........    (7,533)     (11,104)
                                                         -------     --------
Financing Activities:
  Principal payments on long-term debt................    (4,449)      (2,328)
  Proceeds from issuance of long-term debt............    13,500          --
  Increase (decrease) in line of credit...............    (1,750)       3,450
  Increase in affiliate notes payable.................     1,949        1,190
                                                         -------     --------
        Net cash provided by financing activities.....     9,250        2,312
                                                         -------     --------
        Net increase in cash and cash equivalents.....         3            1
Cash and Cash Equivalents, beginning of period........         7           10
                                                         -------     --------
Cash and Cash Equivalents, end of period..............   $    10     $     11
                                                         =======     ========
Supplemental Disclosure--
  Cash paid for interest..............................   $ 1,099     $  1,043
                                                         =======     ========

   The accompanying notes are an integral part of these financial statements.

                       ORSCHELN AUTOMOTIVE BUSINESS UNIT
                      (AN OPERATING UNIT OF ORSCHELN CO.)

                         NOTES TO FINANCIAL STATEMENTS

                     DECEMBER 31, 1993 AND AUGUST 31, 1994

1. ORGANIZATION AND BASIS OF PRESENTATION:

  Orscheln Automotive Business Unit (the Company) is an operating unit of Orscheln Co., a Delaware corporation. The Company's principal operations include the manufacture and marketing of mechanical control assemblies and component parts to North American original equipment manufacturers of automotive vehicles, after market distributors and first tier suppliers to automotive manufacturers.

  On August 31, 1994, Orscheln Co. entered into an agreement whereby stockholders of MC Holding Corp. (MCHC) contributed all shares of MCHC common stock to Dura Automotive Holding, Inc. (Dura) in return for shares of Dura common stock. Orscheln Co. transferred certain assets and liabilities of the Company to Dura in return for 125,214 shares of Dura common stock, an option to purchase up to 818.18 additional shares of Dura common stock and cash consideration, net of assumed indebtedness, of approximately $40 million.

  In February 1996, Orscheln Co. changed its name to Alkin Co.

2. SIGNIFICANT ACCOUNTING POLICIES:

Fiscal Year:

  The Company has adopted a 52-/53-week fiscal year. For presentation purposes, the Company uses December 31 as the fiscal year end.

Use of Estimates:

  The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Ultimate results could differ from those estimates.

Inventories:

  Inventories are valued at the lower of cost or market. The last-in, first-out (LIFO) method of determining costs is used. Cost includes material, labor and manufacturing overhead required in the production of the Company's products. During 1994, inventory quantities were reduced, which resulted in a liquidation of LIFO quantities recorded at lower costs prevailing in prior years as compared to the cost of 1994 purchases. The effect was not material to the results of operations for 1994.

Property, Plant and Equipment:

  Property, plant and equipment are stated at cost. Predominately all depreciation is computed using the straight-line method over the following estimated useful lives:

      Buildings and improvements.................................. 3 to 20 years
      Machinery and equipment..................................... 3 to 10 years
      Office furniture and fixtures............................... 3 to 10 years
      Vehicles....................................................  3 to 5 years

Income Taxes:

  The Company is an operating unit of Orscheln Co., a subchapter S corporation as defined under the Internal Revenue Code. Under S status, the taxable income or loss of Orscheln Co. is included in the taxable income of its stockholders.

                       ORSCHELN AUTOMOTIVE BUSINESS UNIT

Research and Development:

  Research and development expenses were approximately $1,986,000 and $1,212,000 for the year ended December 31, 1993 and the eight-month period ended August 31, 1994, respectively, and were charged to expense as incurred.

Major Customers:

  The Company sells directly to two major North American automobile manufacturers. Sales to these customers for the year ended December 31, 1993 and the eight-month period ended August 31, 1994, accounted for a significant percentage of revenue.

                                            1993  1994
                                            ----  ----
             Ford..........................  66%   62%
             General Motors................  28    32
                                            ---   ---
                                             94%   94%
                                            ===   ===

Statements of Cash Flows:

  Cash equivalents consist of money market instruments with original maturities of three months or less and are stated at cost which approximates fair value.

3. TRANSACTIONS WITH AFFILIATES:

  The Company has transactions with stockholders and companies that are affiliated through common ownership and management. A summary of significant, related-party transactions not disclosed elsewhere in the financial statements or notes is as follows:

Interest Expense:

  Interest expense incurred on notes payable to affiliates was approximately $403,000 and $327,000 for the year ended December 31, 1993 and for the eight-month period ended August 31, 1994, and respectively.

Payments to Affiliated Companies

  Significant payments to affiliated companies for the year ended December 31, 1993 and the eight-month period ended August 31, 1994, were as follows:

  . Orscheln Management Co. provides administrative, management, payroll, human resources and other services to the Company, for which the Company paid $4,496,000 for the year ended December 31, 1993 and $3,097,000 for the eight-month period ended August 31, 1994.

  . Computerized Business Systems, Inc., provides data processing services to the Company, for which the Company paid $1,099,000 for the year ended December 31, 1993 and $1,151,000 for the eight-month period ended August 31, 1994.

  . Suratco Products Co. supplies the Company with component parts, for which the Company paid $1,811,000 for the year ended December 31, 1993 and $0 for the eight-month period ended August 31, 1994.

  . Utility Air, Inc., provides air transportation services and other travel services to the Company, for which the Company paid $850,000 for the year ended December 31, 1993 and $424,000 for the eight-month period ended August 31, 1994.

                       ORSCHELN AUTOMOTIVE BUSINESS UNIT

  . American Third Century Co. provides risk-management services and sells insurance to the Company, for which the Company paid $560,000 for the year ended December 31, 1993 and $386,000 for the eight-month period ended August 31, 1994.

  . The Company paid Orscheln Industries Health Plan Trust $2,928,000 for the year ended December 31, 1993 and $1,967,000 for the eight-month period ended August 31, 1994.

  . The Company made payments to other affiliated companies of $906,000 for the year ended December 31, 1993 and $511,000 for the eight-month period ended August 31, 1994. These payments were primarily for building improvements, employee payroll deductions, production tooling and miscellaneous transportation costs.

Sales to Affiliates

  Sales to affiliated companies were $3,859,000 for the year ended December 31, 1993 and $2,000,000 for the eight-month period ended August 31, 1994.

4. NOTES PAYABLE:

  The Company has a bank line of credit and a term loan with an institutional lender that bears interest at the prime rate and notes payable and capitalized lease obligations which bear interest at rates ranging from 5 percent to 10.85 percent.

                                                       DECEMBER 31, AUGUST 31,
                                                           1993        1994
                                                       ------------ ----------
                                                           (IN THOUSANDS)
10.85% unsecured note payable, payable in monthly
 installments of principal and interest of $33,000
 through February 1994................................   $    64      $  --
6% capitalized lease obligation secured by lease
 improvements, interest payable semiannually and
 principal payable annually in amounts varying from
 $60,000 to $80,000 through September 30, 1996........       230         230
5% unsecured notes payable to a municipality payable
 in monthly installments of principal and interest of
 less than $1,000 maturing in March 1996 and November
 2000.................................................        73          64
5% notes payable to a state agency secured by a deed
 of trust, payable in monthly installments of
 principal and interest varying form $2,000 to $3,000
 maturing August 1997 through August 2002.............       340         308
5% subordinated note payable to a municipality,
 secured by a deed of trust payable in monthly
 installments of principal and interest of $3,000
 beginning February 1995 through February 2005........       270         270
Unsecured note payable to an institutional lender,
 payable in equal monthly principal installments of
 $278,000 through July 1996 plus interest at prime
 (7.75% at August 31, 1994)...........................     9,167       6,944
                                                         -------      ------
                                                          10,144       7,816
Less--Current maturities..............................     3,535       3,485
                                                         -------      ------
    Total.............................................   $ 6,609      $4,331
                                                         =======      ======

                       ORSCHELN AUTOMOTIVE BUSINESS UNIT

5. LEASES:

  The Company leases certain equipment and facilities under operating leases which expire through 1998. Rental expense was $525,000 and $374,000 for the year ended December 31, 1993 and the eight-month period ended August 31, 1994, respectively. Future minimum lease payments for noncancelable leases as of August 31, 1994, are as follows (in thousands):

             1995................................ $171
             1996................................  160
             1997................................  118
             1998................................  100
                                                  ----
                                                  $549
                                                  ====

6. EMPLOYEE BENEFIT PLAN:

  The Company participates in the Orscheln Industries Retirement Program, a defined contribution plan (the Plan). Employees who have completed one year of service may participate in the Plan. Participants may contribute 1 percent to 15 percent of their gross earnings and the Company is required to match 50 percent of the contribution up to 2 percent of gross earnings. The Company contributes an additional 3 percent of the participant's gross earnings to those employees who have completed two years or more of service.

  Company contributions to the Plan were approximately $880,000 and $675,000 during the year ended December 31, 1993 and the eight-month period ended August 31, 1994, respectively.

7. PRODUCT RECALL AND CLAIMS EXPENSE:

  In late 1994 a customer of the Company issued a recall of a series of manual transmission vehicles to repair self-adjust parking brakes manufactured by the Company. In connection with the transaction discussed in Note 1, Dura and the Company agreed they would reimburse the customer one-half of the customers costs related to the recall of these vehicles, subject to certain limitations. Amounts reimbursed to the customer were paid by Dura subsequent to the transaction discussed in Note 1.

  The type of alleged failures that prompted the recalls discussed above have also led to a number of claims and lawsuits against the customer and in certain instances against the Company. The claims and lawsuits relate primarily to property damage and personal injury. The customer maintains that the Company and Dura are responsible for all damages or liabilities arising from these claims and lawsuits. While the Company disputes this position, it has provided reserves that it believes are adequate to cover its potential exposure. In connection with the transaction discussed in Note 1 Dura assumed the liability for any claims or lawsuits related to the alleged parking brake failures.

  The Company has recorded an expense of $14 million in the eight-month period ended August 31, 1994 related to the product recall and claims and lawsuits.

8. PRO FORMA FINANCIAL INFORMATION (UNAUDITED):

  The unaudited pro forma financial information is provided to show the significant effects on the historical financial information had the Company operated as a C corporation throughout all periods presented. The Company has not reflected a tax benefit as carryback of the losses is not available and, based on available evidence, it is more likely than not that the losses will not result in income tax benefits in future periods.

                                                                  EIGHT-MONTH
                                                 YEAR ENDED      PERIOD ENDED
                                              DECEMBER 31, 1993 AUGUST 31, 1994
                                              ----------------- ---------------
                                                       (IN THOUSANDS)
      Unaudited pro forma information--
        Loss before provision for income
         taxes..............................       $(4,214)        $(10,496)
        Provision for income taxes..........           --               --
                                                   -------         --------
          Net loss..........................       $(4,214)        $(10,496)
                                                   =======         ========

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

  NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY IN-FORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDER-WRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITA-TION OF AN OFFER TO BUY THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OF-FER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE.

                                 -------------

                               TABLE OF CONTENTS

                                                                          PAGE
Prospectus Summary.......................................................   3
Risk Factors.............................................................   8
The Company..............................................................  12
Use of Proceeds..........................................................  12
Dividend Policy..........................................................  12
The Recapitalization.....................................................  13
Dilution.................................................................  14
Capitalization...........................................................  15
Selected Consolidated Financial Data.....................................  16
Management's Discussion and Analysis of Results of Operations and
 Financial Condition.....................................................  18
Business.................................................................  24
Management...............................................................  33
Certain Transactions.....................................................  39
Principal Stockholders...................................................  40
Description of Capital Stock.............................................  42
Shares Eligible for Future Sale..........................................  45
Underwriting.............................................................  47
Legal Matters............................................................  48
Experts..................................................................  48
Additional Information...................................................  48
Index to Financial Statements............................................ F-1

                                 -------------

  UNTIL , 1996 (25 DAYS AFTER THE COMMENCEMENT OF THIS OFFERING), ALL DEAL-ERS EFFECTING TRANSACTIONS IN THE CLASS A COMMON STOCK, WHETHER OR NOT PARTIC-IPATING IN THIS DISTRIBUTION, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE OBLIGATION OF DEALERS TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                               2,700,000 SHARES

                                     LOGO

                                DURA AUTOMOTIVE
                                 SYSTEMS, INC.


                             CLASS A COMMON STOCK


                               ----------------

                                  PROSPECTUS

                               ----------------

                         DONALDSON, LUFKIN & JENRETTE
                            SECURITIES CORPORATION

                             MORGAN STANLEY & CO.
                                 INCORPORATED

                             ROBERT W. BAIRD & CO.
                                 INCORPORATED

                                      , 1996

- -------------------------------------------------------------------------------
- -------------------------------------------------------------------------------

                                    PART II

                    INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following is a statement of the expenses of the issuance and distribution of the securities being registered other than underwriting compensation, all of which are estimates with the exception of the Securities and Exchange Commission fee and the National Association of Securities Dealers fee and all of which will be paid by the Company:

     Securities and Exchange Commission registration fee............. $ 17,131
     National Association of Securities Dealers, Inc. fee............    5,468
     Nasdaq National Market listing fee..............................   20,525
     Blue sky fees and expenses (including attorneys' fees and
      expenses)......................................................   30,000
     Printing and engraving expenses.................................  120,000
     Transfer agent's fees and expenses..............................   15,000
     Accounting fees and expenses....................................  100,000
     Legal fees and expenses.........................................  175,000
     Miscellaneous expenses..........................................  116,876
                                                                      --------
     Total........................................................... $600,000
                                                                      ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  The Company is incorporated under the laws of the State of Delaware. Section 145 of the General Corporation Law of the State of Delaware ("Section 145") provides that a Delaware corporation may indemnify any persons who are, or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person was an officer, director, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action or proceeding, had no reasonable cause to believe that his conduct was illegal. A Delaware corporation may indemnify any persons who are, or are threatened to be made, a party to any threatened, pending or completed action or suit by or in the right of the corporation by reason of the fact that such person was a director, officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnification may include expenses (including attorneys' fees) actually and reasonably incurred by such person in connection with the defense or settlement of such action or suit, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests except that no indemnification is permitted without judicial approval if the officer or director is adjudged to be liable to the corporation. Where an officer or director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director has actually and reasonably incurred.

  The Company's Restated Certificate will provide for the indemnification of directors and officers of the Company to the fullest extent permitted by
Section 145.

  In that regard, the Restated Certificate will provide that the Company shall indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, administrative or investigative (other than action by or in the right of the corporation) by reason of the fact that he is or was a director or officer of the Company, or is or was serving at the request of the Company as a director, officer or member of another corporation, partnership, joint venture, trust or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suit or proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of such corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Indemnification in connection with an action or suit by or in the right of such corporation to procure a judgment in its favor will be limited to payment of expenses (including attorneys' fees) actually and reasonably incurred in connection with the defense or settlement of such an action or suit except that no such indemnification may be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable for negligence or misconduct in the performance of his duty to the indemnifying corporation unless and only to the extent that the Court of Chancery of Delaware or the court in which such action or suit was brought shall determine that, despite the adjudication of liability but in consideration of all the circumstances of the case, such person is fairly and reasonably entitled to indemnity for such expenses which the court shall deem proper.

  The Company has in effect insurance policies covering all of the Company's directors and officers in certain instances where by law they may not be indemnified by the Company.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

  Since its incorporation in August 1994, the Company has not sold any securities not registered under the Securities Act, except as follows:

    (i) On August 31, 1994 and in connection with its initial capitalization, after giving effect to the Recapitalization (as defined in the Prospectus), the Company issued an aggregate of 494,185 shares of Class A Common Stock, 1,762,500 shares of Class B Common Stock and 440,625 shares of Class C Common Stock to the former stockholders of MC Holding Corp. ("MCHC") in exchange for all of their outstanding MCHC common stock. Concurrently, the Company issued 2,206,890 shares of Class B Common Stock together with an option to purchase 14,420 additional shares of Class B Common Stock to Alkin Co. as partial consideration for its Brake and Cable Business (as defined in the Prospectus).

    (ii) On June 26, 1995, after giving effect to the Recapitalization, the Company sold an aggregate of 78,819 shares of its Class B Common Stock to certain employees of the Company at a price equal to $2.69 per share and 70,500 shares of its Class B Common Stock to certain employees of the Company at a price equal to $1.96 per share, pursuant to agreements entered into in May 1995 and in August and September 1994, respectively.

  The sale and issuances of the securities listed above in paragraphs (i) and
(ii) were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) thereof and Regulation D promulgated thereunder as transactions not involving a public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

  (a) Exhibits.

   NUMBER                            DESCRIPTION
   ------                            -----------
    1*    Form of Underwriting Agreement
    3.1*  Form of Amended and Restated Certificate of Incorporation of the
           Company
    3.2*  Form of Amended and Restated By-laws of the Company
    4.1*  Stockholders Agreement, dated as of August 31, 1994, by and among the Company, Onex U.S. Investments, Inc., J2R, Alkin, the HCI
           Stockholders (as defined therein) and the Management
           Stockholders (as defined therein)
    4.2*  Amendment to Stockholders Agreement, dated May 17, 1995, by and between the Company, Onex DHC LLC, J2R, Alkin, the HCI
           Stockholders (as defined therein) and the Management
           Stockholders (as defined therein)

   NUMBER                              DESCRIPTION
   ------                              -----------
    4.3*  Registration Agreement, dated as of August 31, 1994, among the
           Company, Alkin and the MC Stockholders (as defined therein)
    4.4*  Amendment to Registration Agreement, dated May 17, 1995, by and between the Company, the MC Stockholders (as defined therein) and
           Alkin
    4.5*  Investor Stockholder Agreement, dated as of August 31, 1994, by and among the Company, Onex U.S. Investments, Inc., J2R and certain other stockholders party thereto
    4.6*  Form of certificate representing Class A Common Stock of the Company
    5*    Opinion and Consent of Kirkland & Ellis
   10.1*  Joint Venture Agreement, dated as of August 31, 1994, by and among the Company, Alkin, MCHC, Onex and J2R. The Company agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to the Agreement upon request by the Commission.
   10.2*  Management Contribution Agreement, dated as of August 31, 1994, by and among the Company, Kim B. Clark and the Management Stockholders
           (as defined therein)
   10.3*  Management Agreement, dated as of August 31, 1994, by and between
           Hidden Creek and Dura Operating Corp. (formerly known as Dura
           Automotive Systems, Inc.) ("Dura Operating")
   10.4*  Stock Option Agreement, dated as of August 31, 1994, between the
           Company and Alkin
   10.5*  Stock Option Agreement, dated as of August 31, 1994, between the
           Company and Kim B. Clark
   10.6*  Subordinated Promissory Note, dated August 31, 1994, of the Company in the amount of $2,000,000 in favor of Alkin
   10.7*  Subordinated Promissory Note, dated August 31, 1994, of MCHC in the amount of $1,800,000 in favor of Onex Ohio Holdings, Inc.
   10.8*  Subordinated Promissory Note, dated August 31, 1994, of MCHC in the amount of $200,000 in favor of J2R
   10.9*  Credit Agreement, dated as of August 31, 1994, among Dura Operating, certain commercial lending institutions, The Bank of Nova Scotia,
           Comerica Bank, The Chase Manhattan Bank and Continental Bank
   10.10* Security Agreement, dated as of August 31, 1994, between Dura
           Operating and Continental Bank, as agent
   10.11* Pledge Agreement, dated as of August 31, 1994, entered into by Dura
           Operating in favor of Continental Bank, as agent
   10.12* Guaranty, dated August 31, 1994, by Dura de Mexico S.A. de C.V.
           ("Dura Mexico") in favor of the Agents, the Co-Agents and the
           Lenders (each as defined therein)
   10.13* Accounts Receivable Pledge Agreement, dated as of August 31, 1994, by and between Continental Bank, as agent, and Dura Mexico
   10.14* Corporate Guaranty, dated August 31, 1994, by MCHC in favor of the
           Agent, Co-Agents and Lenders (each as defined therein)
   10.15* Pledge Agreement, dated as of August 31, 1994, by MCHC in favor of
           Continental Bank, as agent
   10.16* Letter Agreement, dated August 25, 1994, between the Company and Ford
   10.17* Promissory Note, dated December 31, 1991, of Karl F. Storrie in favor of Continental Bank, as agent
   10.18* Asset Purchase Agreement, dated March 23, 1995, by and among Dura
           Operating, the Company and Rockwell International Corporation. The
           Company agrees to furnish supplementally to the Commission a copy of any omitted schedule or exhibit to the Agreement upon request by the
           Commission.

    NUMBER                              DESCRIPTION
    ------                              -----------
   10.19*   Subscription Agreement, dated as of June 26, 1995, by and between the Company and the persons listed on the signature pages thereto
   10.20*   Subscription Agreement, dated as of June 26, 1995, by and between the Company, David P. Klosterman and Craig L. Lamiman
   10.21*   Letter Agreement, dated November 9, 1995, between the Company and
             John J. Knappenberger
   10.21.1* Letter Agreement, dated August 16, 1994, between the Company and
             Craig L. Lamiman
   10.21.2* Letter Agreement, dated September 1, 1994, between the Company and
             David P. Klosterman
   10.22*   Lease, entered into as of January 5, 1988, between the City of
             Moberly, Missouri and Alkin
   10.23*   Net Lease, made as of March 16, 1995, by and between First
             Industrial Financing Partnership, L.P. ("First Industrial") and
             Dura Operating
   10.24*   First Addendum to Net Lease, dated April 24, 1995, between First
             Industrial and Dura Operating
   10.25*   Lease of Office Space, dated June 14, 1991, between 80 South Eighth
             Street Limited Partnership ("Eighth Street") and Hidden Creek
   10.26*   Amendment and Renewal of Lease, made as of April 30, 1993, by and between Eighth Street and Hidden Creek
   10.27*   Form of 1996 Key Employee Stock Option Plan
   10.28*   Form of Independent Director Stock Option Plan
   10.29*   Form of Employee Stock Discount Purchase Plan
   10.30*   Form of Amended and Restated Stockholders Agreement
   10.31*   Form of Amended and Restated Investor Stockholders Agreement
   21*      Subsidiaries of the Company
   23.1     Consent of Arthur Andersen LLP, Minneapolis, Minnesota
   23.2     Consent of Arthur Andersen LLP, Kansas City, Missouri
   23.3*    Consent of Kirkland & Ellis (included in Exhibit 5)
   24*      Powers of Attorney
   27*      Financial Data Schedule

- ---------------------

 *Previously filed.

  All other schedules for which provision is made in the applicable accounting regulations of the Securities and Exchange Commission are not required under the related instructions, are inapplicable or not material, or the information called for thereby is otherwise included in the financial statements and therefore has been omitted.

ITEM 17. UNDERTAKINGS.

  The undersigned registrant hereby undertakes to provide to the underwriter at closing specified in the underwriting agreement certificates in such denominations and registered in such names as requested by the underwriter to permit prompt delivery to each purchaser.

  The undersigned registrant hereby undertakes:

    (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

    (2) For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the "Securities Act") may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT HAS DULY CAUSED THIS AMENDMENT NO. 3 TO REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN THE CITY OF ROCHESTER HILLS, STATE OF MICHIGAN ON AUGUST 9, 1996.

                                         Dura Automotive Systems, Inc.

                                                  /s/ Karl F. Storrie
                                         By: __________________________________
                                                      KARL F. STORRIE
                                               PRESIDENT AND CHIEF EXECUTIVE
                                                          OFFICER

                                   *  *  *  *

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS AMENDMENT NO. 3 TO REGISTRATION STATEMENT AND POWER OF ATTORNEY HAVE BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES AND ON THE DATES INDICATED:

            SIGNATURE                    CAPACITY                      DATE

     /s/ Karl F. Storrie           President, Chief Executive
_________________________________   Officer and Director          August 9, 1996
         KARL F. STORRIE            (principal executive
                                    officer)

      /s/ David R. Bovee           Vice President and Chief
_________________________________   Financial Officer (principal  August 9, 1996
         DAVID R. BOVEE             financial officer)

       /s/ S.A. Johnson            Chairman of the Board and
_________________________________   Director                      August 9, 1996
          S.A. JOHNSON

     /s/ Robert R. Hibbs           Vice President and Director
_________________________________                                 August 9, 1996
         ROBERT R. HIBBS

      /s/ Neil Anderson            Director
_________________________________                                 August 9, 1996
          NEIL ANDERSON

                                   Director
                                                                  August 9, 1996
_________________________________
          W. H. CLEMENT

     /s/ James O'Loughlin          Director
_________________________________                                 August 9, 1996
        JAMES O'LOUGHLIN

   /s/ William L. Orscheln         Director
_________________________________                                 August 9, 1996
       WILLIAM L. ORSCHELN

                                   Director
                                                                  August 9, 1996
_________________________________
          ERIC J. ROSEN

   /s/ Barbara A. Westhues         Director
_________________________________                                 August 9, 1996
       BARBARA A. WESTHUES